Exhibit 99.1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities. This prospectus does not constitute a public offering of securities.

PROSPECTUS

Non-Offering Prospectus	May 31, 2022

ARRAS MINERALS CORP.

This long-form prospectus (the “Prospectus”) is being filed with the securities regulatory authorities in British Columbia, Alberta and Ontario by Arras Mineral Corp. (“we”, “our”, “Arras” or the “Company”). Since no securities are being offered pursuant to this Prospectus, no proceeds will be raised, and all expenses incurred in connection with the preparation and filing of this Prospectus will be paid by the Company from its general corporate funds.

There is currently no market through which the common shares of the Company (the “Common Shares”) may be sold and purchasers may not be able to resell Common Shares. This may affect the pricing of the Common Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Common Shares and the extent of issuer regulation. An investment in securities of the Company is speculative and subject to a number of risks that should be considered by a prospective purchaser. Prospective purchasers of Common Shares should carefully consider the risks described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information”.

As at the date of this Prospectus, the Company does not have any of its securities listed or quoted, has not applied to list or quote any of its securities, and does not intend to apply to list or quote any of its securities, on the Toronto Stock Exchange, Aequitas NEO Exchange Inc., a U.S. marketplace, or a marketplace outside Canada and the United States of America.

The Company has applied to list the Common Shares on the TSX Venture Exchange (the “TSXV”). The listing of the Common Shares (the “Listing”) will be subject to the Company fulfilling all of the listing requirements of the TSXV, including, without limitation, the TSXV’s distribution of public float requirements applicable to the Common Shares, which cannot be guaranteed.

No underwriter or selling agents have been involved in the preparation of this Prospectus or performed any review or independent due diligence of the contents of this Prospectus.

Prospective investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding, or disposing of the Common Shares, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian company that acquires the Common Shares.

Prospective investors should rely only on the information contained in this Prospectus. The Company has not authorized anyone to provide you with different information. Readers should assume that the information appearing in this Prospectus is accurate only as of its date, regardless of its time of delivery. The Company’s business, financial condition, results of operations and prospects may have changed since that date.

Arras’ head office is located at Suite 1610, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4 and its registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

TABLE OF CONTENTS

Glossary	iv
About this Prospectus	vi
Cautionary Statement Regarding Forward-Looking Information	vi
Scientific and Technical Information	ix
Mineral Exploration and Inferred Mineral Resources	ix
Summary of the Prospectus	11
Corporate Structure	15
General Development and Business of the Company	15
Available Funds and Principal Purposes	43
Consolidated Capitalization	44
Selected Financial Information	45
Financial Statements and Management’s Discussion and Analysis	46
Description of Share Capital	47
Options and Rights to Purchase Securities	48
Prior Sales	49
Dividend Policy	50
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	50
Principal Shareholders	53
Directors and Executive Officers	53
Executive Compensation	59
Director Compensation	65
Corporate Governance	67
Audit Committee	69
Compensation Committee	72
Indebtedness of Directors and Executive Officers	72
Risk Factors	73

Legal Proceedings and Regulatory Actions	87
Interests of Management and Others in Material Transactions	87
Auditors, Transfer Agent and Registrar	88
Material Contracts	88
Promoter	88
Experts	89
Agent for Service of Process	89
Purchasers’ Statutory Rights of Withdrawal and Rescission	89
APPENDIX I – AUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED OCTOBER 31, 2021	I-1
APPENDIX II – MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED OCTOBER 31, 2021	II-1
APPENDIX III – UNAUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JANUARY 31, 2022	III-1
APPENDIX IV – MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2022	IV-1
APPENDIX V – AUDITED FINANCIAL STATEMENTS OF EKIDOS MINERALS LIMITED LIABILITY PARTNERSHIP FOR THE YEAR ENDED DECEMBER 31, 2021	V-1
APPENDIX VI – AUDITED FINANCIAL STATEMENTS OF EKIDOS MINERALS LIMITED LIABILITY PARTNERSHIP FOR THE PERIOD FROM INCORPORATION TO DECEMBER 31, 2020	VI-1
APPENDIX VII – CHARTER OF THE AUDIT COMMITTEE	VII-1
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE PROMOTER	C-2

Glossary

Certain terms used in this Prospectus have the following meanings:

“Arras Equity Plan” means the equity incentive plan of the Company;

“Arras Retention Plan” means the management retention bonus plan of the Company;

“Audit Committee” means the Company’s audit committee;

“BCBCA” means the Business Corporations Act (British Columbia);

“Beskauga Option” means the Company’s exclusive right and option to acquire the right, title and 100% interest in the Beskauga Project from CB;

“Beskauga Option Agreement” means the option agreement with respect to the Beskauga Project;

“Beskauga Project” means the Beskauga Main project (the “Beskauga Main Project”) and the Beskauga South project (the “Beskauga South Project”) located on the Beskauga Property;

“Beskauga Property” means the Beskauga property located in Kazakhstan;

“Beskauga Technical Report” means the NI 43-101 technical report entitled “Beskauga Copper-Gold Project, Pavlodar Province, Republic of Kazakhstan, Amended & Restated NI 43-101 Technical Report” with an effective date of February 20, 2022;

“Board” means the board of directors of the Company as it may be constituted from time to time;

“CB” means Copperbelt and Dostyk;

“CEO” means chief executive officer;

“CFO” means chief financial officer;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Definition Standards” means CIM Definition Standards for Mineral Resources and Mineral Reserves adopted May 10, 2014;

“Copperbelt” means Copperbelt AG;

“Common Shares” means the common shares in the capital of the Company;

“Company” or “Arras” means Arras Minerals Corp.;

“Dostyk” means Dostyk LLP;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“JORC Code” means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves;

“Listing” means the listing of the Common Shares on the TSXV;

iv

“MD&A” means the Company’s management’s discussion and analysis for the period from the date of incorporation on February 5, 2021 to October 31, 2021;

“Named Executive Officers” or “NEOs” means the named executive officers of the Company;

“NI 43-101” means National Instrument 43-101 – Standards for Disclosure for Mineral Projects;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings;

“Options” means the stock options of the Company;

“Prospectus” means this long form prospectus of the Company;

“Qualified Persons” means, with respect to the Beskauga Technical Report, David Underwood, B.Sc. (Hons), VP Exploration of Osino Resources Corp. and Matthew Dumala, B.Sc., Senior Engineer/Partner of Archer, Cathro & Associates (1981) Limited;

“Silver Bull” means Silver Bull Resources, Inc;

“Silver Bull Board” means the board of directors of Silver Bull; and

“TSXV” means the TSX Venture Exchange.

v

About this Prospectus

General Advisory

The Company is not offering to sell securities under this Prospectus. Readers should rely only on the information contained in this Prospectus. The Company has not authorized any other person to provide you with additional or different information. If anyone provides you with additional or different or inconsistent information, including information or statements in media articles about the Company, you should not rely on it. The information contained on the Company’s corporate website is not included in or incorporated by reference into this Prospectus and prospective investors should not rely on such information. You should assume that the information appearing in this Prospectus is accurate only as at its date. The Company’s business, financial conditions, results of operations and prospects may have changed since that date.

This Prospectus includes summary descriptions of certain material agreements of the Company (see “Material Contracts”). The summary descriptions disclose all attributes material to an investor, but are not complete and are qualified by reference to the terms of the material agreements, which will be filed with the Canadian securities regulatory authorities and will be available on SEDAR, at www.sedar.com, under the Company’s profile. Investors are encouraged to read the full text of such material agreements.

Interpretation

Certain terms used in this Prospectus are defined under “Glossary”. Unless the context otherwise requires, all references in this Prospectus to “Arras”, the “Company”, “we”, “us” and “our” refer to Arras Minerals Corp.

Presentation of Financial Information and Other Information

The Company presents its financial statements in United States dollars. In this Prospectus, references to “$”, “US$”, “dollars” and “U.S. dollars” are to United States dollars, references to “C$” or “Canadian dollars” are to Canadian dollars, and references to “KZT” are to Kazakh tenge. Amounts are stated in Canadian dollars unless otherwise indicated. Certain totals, subtotals and percentages throughout this Prospectus may not reconcile due to rounding.

Exchange Rate Data

The Company discloses certain financial information contained in this Prospectus in U.S. dollars. The following table sets forth, for the periods indicated, the high, low, average and period-end daily average exchange rate for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada.

	Year ended October 31
	2021	2020	2019
	C$	C$	C$
Highest rate during the period	1.3257	1.4496	1.3642
Lowest rate during the period	1.2040	1.2970	1.3038
Average daily rate for the period	1.2576	1.3460	1.3286
Rate at the end of the period	1.2384	1.3318	1.3160

On May 30, 2022, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.2662. No representation is made that dollars could be converted into US$ at that rate or any other rate.

Cautionary Statement Regarding Forward-Looking Information

Certain statements, other than statements of historical fact, contained in this Prospectus constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (British Columbia) and are based on expectations, estimates and projections as of the date on which the statements are made in this Prospectus. Forward-looking statements include, without limitation, statements with respect to:

•	the sufficiency of our existing cash resources to enable us to continue our operations as a going concern;
•	future exploration expenditures on the Beskauga Property, the potential exercise of the Beskauga Option and potential bonus payments under the Beskauga Option Agreement;
•	the prospects of entering the development or production stage with respect to the Beskauga Project;
•	our planned activities at the Beskauga Project in 2022 and beyond;
•	our ability to obtain and hold additional concessions in the Beskauga Project area;
•	the timing, duration and overall impact of the novel coronavirus (“COVID-19”) pandemic on the Company’s business;
•	the timing of the Listing, including the fulfillment of the Listing requirements;
•	the future use of funds;
•	the sufficiency of our surface rights in respect of the Beskauga Property if a mining operation is determined to be feasible;
•	the potential acquisition of additional mineral properties or property concessions;
•	the impact of recent accounting pronouncements on our financial position, results of operations or cash flows and disclosures;
•	our ability to raise additional capital and/or pursue additional strategic options, and the potential impact on our business, financial condition and results of operations of doing so or not; and
•	the impact of changing foreign currency exchange rates on our financial condition.

The words “plans”, “expects”, “scheduled”, “budgeted”, “projected”, “estimated”, “timeline”, “forecasts”, “anticipates”, “suggests”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this Prospectus, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect.

In addition to the various factors and assumptions set forth in this Prospectus, the material factors and assumptions used to develop the forward-looking information include, but are not limited to:

•	the future prices of metals and other commodities;
•	the current COVID-19 pandemic will not have a material adverse effect on the Company;
•	the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Beskauga Project;
•	the demand for and stable or improving price of metals and other commodities;
•	general business and economic conditions will not change in a material adverse manner;
•	the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
•	the geology of the Beskauga Project as described in the Beskauga Technical Report;
•	the accuracy of budgeted exploration costs and expenditures;
•	future currency exchange rates and interest rates;
•	operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;
•	the Company’s ability to attract and retain skilled personnel and directors;
•	political and regulatory stability;

•	the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;
•	obtaining required renewals for existing approvals, licenses and permits on favourable terms;
•	requirements under applicable laws;
•	sustained labour stability;
•	stability in financial and capital markets; and
•	availability of equipment.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this Prospectus. Such factors, without limitation, the following, which are discussed in greater detail in the “Risk Factors” section of this Prospectus:

•	our ability to continue as a going concern as a single-project company;
•	risks relating to our negative cash flows from operating activities;
•	our operations may be disrupted, and our financial results may be adversely affected, by global outbreaks of contagious diseases, including the COVID-19 pandemic;
•	we are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives;
•	we are an exploration stage mining company with no history of operations;
•	we have no commercially mineable ore body;
•	the lack of an existing public market for our Common Shares;
•	our exploration activities require significant amounts of capital that may not be recovered;
•	our ability to meet our current and future capital requirements on favorable terms or at all;
•	risks relating to the results of future exploration at the Beskauga Property and our ability to raise the capital for exploration expenditures on the Beskauga Property to maintain the effectiveness of the Beskauga Option;
•	the reliability of our Mineral Resource estimates;
•	our ability to acquire additional mineral properties or property concessions;
•	inherent risks in the mineral exploration industry;
•	risks relating to fluctuations of metal prices;
•	risks relating to competition in the mining industry;
•	risks relating to the title to our properties;
•	risks relating to our option and joint venture agreements;
•	risks associated with joint ventures;
•	our ability to obtain required permits;
•	timing of receipt and maintenance of government approvals;
•	compliance with laws is costly and may result in unexpected liabilities;
•	our success depends on developing and maintaining relationships with local communities and other stakeholders;
•	risks relating to social and environmental activism;
•	risks relating to evolving corporate governance and public disclosure regulations;
•	risks relating to foreign operations;
•	risks relating to worldwide economic, regional and political events;
•	risk of political and economic instability in Kazakhstan;
•	our financial condition could be adversely affected by changes in currency exchange rates;
•	risks relating our “foreign private issuer” status;
•	risks relating to our possible status as a passive foreign investment company;
•	risks relating to volatility in our share value;

•	further equity financings leading to the dilution of our Common Shares;
•	our Common Shares continuing not to pay dividends;
•	risks relating to information systems and cybersecurity;
•	our ability to retain key management, consultants and experts necessary to successfully operate and grow our business;
•	our overlapping officers and directors with Silver Bull may give rise to conflicts of interest;
•	our reliance on international advisors and consultants;
•	risks related to the armed conflict between Ukraine and Russia;
•	risks related to the Listing;
•	risks relating to changes in tax laws; and
•	risks relating to changes in regulatory frameworks or regulations affecting our activities.

These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

All of the forward-looking statements contained in this Prospectus are expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Common Shares.

Scientific and Technical Information

Scientific and technical information relating to the Beskauga Property contained in this Prospectus is derived from, and in some instances is a direct extract from, and based on the assumptions, qualifications and procedures set out in the Beskauga Technical Report prepared by David Underwood, B.Sc. (Hons) and Matthew Dumala, B.Sc., each a “qualified person” for the purposes of NI 43-101, filed on May 31, 2022.

Each of David Underwood, B.Sc. (Hons) and Matthew Dumala, B.Sc. reviewed and approved the scientific and technical information relating to the Beskauga Property contained in this Prospectus and is a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

Reference should be made to the full text of the Beskauga Technical Report which is available for review under the Company’s profile on SEDAR at www.sedar.com.

Mineral Exploration and Inferred Mineral Resources

The Company is a mineral exploration company and its material property is in the mineral exploration stage only. The degree of risk increases substantially where an issuer’s properties are in the mineral exploration stage as opposed to the development or operational stage. An investment in the Common Shares is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. Prospective investors should consider the risk factors in connection with an investment in the Company as set out under the heading “Risk Factors”.

A portion of the Company’s estimated Mineral Resources are Inferred Mineral Resources. Confidence in an Inferred Mineral Resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101. There is no assurance that Mineral Resources will be converted into Mineral Reserves. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

CIM Definition Standards

The Mineral Resources for the Beskauga Project (including as used in the Beskauga Technical Report) have been estimated in accordance with the CIM Definition Standards, which are incorporated by reference in NI 43-101. The following definitions are reproduced from the CIM Definition Standards:

“Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors as described below in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

“Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

x

“Pre-Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. For the purposes of the CIM Definition Standards, “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Summary of the Prospectus

The following is a summary of the principal features of this Prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

The Company:

Arras Minerals Corp. was incorporated on February 5, 2021, under the BCBCA as a wholly owned subsidiary of Silver Bull. Arras was formed to hold Silver Bull’s interests in the Beskauga Project located in Kazakhstan. On September 24, 2021, Silver Bull completed the Spin Out (as defined below) and shareholders of Silver Bull were issued a total of 34,547,838 Common Shares.

The Company has applied, concurrently with the filing of this Prospectus, to list the Common Shares on the TSXV. Listing will subject to the Company fulfilling all of the listing requirements of the TSXV.

Arras is an exploration stage company, engaged in the business of mineral exploration. The Company’s exploration is focused on discovering and delineating Mineral Resources at the Company’s material property, the Beskauga Project, which is comprised of three contiguous licenses located in Kazakhstan. We have not realized any revenues. We have not established any Mineral Reserves with respect to the Beskauga Project and may never enter into the development stage with respect to the Beskauga Project.

See “General Development and Business of the Company”.

Available Funds:	This is a non-offering prospectus. The Company is not raising any funds in conjunction with this Prospectus and accordingly, there are no proceeds to be raised by the Company pursuant to this Prospectus. As at April 30, 2022, the Company had working capital of $1,841,000. Upon Listing, the principal purposes for the foregoing available funds are expected to be as follows:

Principal Purposes	Amount
Corporate administration and overhead costs	$890,000
Recommended exploration program in Kazakhstan(1)	$780,000
Unallocated working capital (2)	$171,000

(1)    $1,500,000 as per the recommended exploration program (See “Beskauga Project - Exploration, Development, and Production”), less amounts incurred in relation to drilling, assaying, geophysics, sampling and QAQC in the current exploration program.

(2)    The unallocated funds are to act as a contingency on unanticipated costs incurred in the next twelve months. If in excess, the funds will be used for exploration and corporate activities in future periods.

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It is anticipated that the available funds will be sufficient to achieve the Company’s objectives over the next 12 months. The Company intends to spend the funds available to it as stated in this Prospectus. There may be circumstances, however, where for sound business reasons a reallocation of funds may be necessary. In addition, the current COVID-19 pandemic as well as future unforeseen events may impact the ability of the Company to use the available funds as intended or disclosed. Use of funds will be subject to the discretion of management. Until we use the unallocated funds, we will hold them in cash and/or invest them in short-term, interest-bearing, investment-grade securities. Although we regularly evaluate potential acquisition and investment opportunities, we have no current arrangements or commitments with respect to any particular transaction. See “Risk Factors – Risks Related to the Company – Use of Proceeds”.

See “Available Funds and Principal Purposes”.

Risk Factors:

An investment in the Company should be considered highly speculative due to the nature of the Company’s business. An investment in the Company’s securities is suitable only for those knowledgeable and sophisticated investors who are willing to risk a loss of their entire investment. Investors should consult with their professional advisors to assess an investment in the Company’s securities.

The following risk factors should be considered in connection with an investment in the Company: the Company’s ability to continue as a going concern as a single-project company; the Company’s negative cash flows from operating activities; contagious diseases, including the COVID-19 pandemic; maintaining sufficient cash; lack of history of operations; lack of commercially mineable ore body; the lack of an existing public market for the Common Shares; exploration activities require significant amounts of capital; the Company’s current and future capital requirements; the results of future exploration at the Beskauga Property; capital for exploration expenditures on the Beskauga Property; the reliability of the Company’s Mineral Resource estimates; the Company’s ability to acquire additional mineral properties or property concessions; inherent risks in the mineral exploration industry; fluctuations of metal prices; competition in the mining industry; the title to the Company’s properties; the option and joint venture agreements; joint ventures; permits; timing of receipt and maintenance of government approvals; compliance with laws is costly and may result in unexpected liabilities; the Company’s success depends on developing and maintaining relationships with local communities and other stakeholders; risks relating to social and environmental activism; risks relating to evolving corporate governance and public disclosure regulations; risks relating to foreign operations; risks relating to worldwide, regional economic and political events; risk of political and economic instability in Kazakhstan; changes in currency exchange rates; the Company’s “foreign private issuer” status; possible status as a passive foreign investment company; volatility in the Company’s share value; further equity financings; Common Shares continuing not to pay dividends; information systems and cybersecurity; retention of key personnel; overlapping officers and directors with Silver Bull; reliance on international advisors and consultants; the armed conflict between Ukraine and Russia; the Listing; changes in tax laws; and changes in regulatory frameworks or regulations affecting the Company’s activities. See
“Risk Factors”.

12

SUMMARY OF SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables set out selected financial information for the periods indicated. The selected financial information set out below as at January 31, 2022 and for the three-month period then ended has been derived from our interim financial statements and notes appearing elsewhere in the prospectus. The selected information set out below as at October 31, 2021 and for the period from February 5, 2021 (inception) to October 31, 2021 has been derived from our audited financial statements and related notes appearing elsewhere in this prospectus. Our audited financial statements appearing elsewhere in this prospectus have been audited by our independent auditors, Smythe LLP, Chartered Professional Accountants.

Selected Financial Information

	Three months ended January 31, 2022	For the Period from Inception on February 5, 2021 to October 31, 2021
Expenses
Exploration	237,743	601,820
Personnel	276,070	674,718
Professional services	97,381	492,908
Directors’ fees	86,716	308,009
Office and administrative	36,833	59,634
Marketing and shareholders’ communication	10,157	—
Depreciation	7,572	21,667
Foreign exchange loss (gain)	96,162	(47,163)
	848,633	2,111,593
Interest income	(14)	(11)
Net and Comprehensive Loss for the Period	(848,619)	(2,111,582)
Basic and Diluted Loss per Common Share	(0.02)	(0.06)
Weighted Average Number of Common Shares Outstanding	50,150,137	34,452,651

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	January 31, 2022	October 31, 2021
Assets
Current
Cash and cash equivalents	3,630,542	3,806,291
Other receivables	15,647	15,929
Prepaid expenses	23,293	32,030
Due from related party	—	2,808
Loans to Ekidos Minerals LLP	3,178,500	3,178,500
Total Current Assets	8,984,482	7,035,558
Office and equipment	100,588	105,166
Mineral properties	651,603	651,603
Other non-current assets	33,482	—
Total Assets	9,770,155	7,792,327
Liabilities
Current
Accounts payable and accrued liabilities	395,435	541,624
Due to related party	1,037	—
Total Liabilities	396,472	541,624
Shareholders’ Equity
Share capital	11,246,808	8,439,234
Reserves	1,087,076	923,051
Deficit	(2,960,201)	(2,111,582)
Total Shareholders’ Equity	9,373,683	7,250,703
Total Liabilities and Shareholders’ Equity	9,770,155	7,792,327

(1)	See “Selected Financial Information”.

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Corporate Structure

Name, Address and Incorporation

Arras Minerals Corp. was incorporated on February 5, 2021, under the BCBCA as a wholly owned subsidiary of Silver Bull. Arras was formed to hold Silver Bull’s interests in the Beskauga Project located in Kazakhstan. On September 24, 2021, Silver Bull completed the Spin Out (as defined below) and shareholders of Silver Bull were issued a total of 34,547,838 Common Shares. The Company’s head office is located at Suite 1610, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4 and its registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Intercorporate Relationships

Effective February 3, 2022, Arras had one wholly owned subsidiary, Ekidos Minerals LLP (“Ekidos LLP”), an entity organized under the laws of Kazakhstan

General Development and Business of the Company

General Development of the Company

General

Arras is an exploration stage company, engaged in the business of mineral exploration. The Company’s exploration is focused on discovering and delineating mineral resources at the Company’s material property, the Beskauga Project, which is comprised of three contiguous licenses located in Kazakhstan.

The Company is not a reporting issuer in any jurisdiction and no securities of the Company are listed or posted for trading on any stock exchange. The Company has applied, concurrently with the filing of this Prospectus, to list the Common Shares on the TSXV. Listing is subject to the Company fulfilling all of the requirements of the TSXV. Until the Common Shares are listed on a stock exchange, Arras’ shareholders may not be able to sell their Common Shares. No assurance can be given as to if, or when, the Common Shares will be listed or traded on any such stock exchange, including whether such Listing will be completed on or before the date for Arras’ first income tax return.

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History of the Company Since Incorporation

The Company was incorporated under the BCBCA on February 5, 2021 as a wholly owned subsidiary of Silver Bull. A brief description of the Company’s history since its incorporation is as follows:

The Spin Out

On March 19, 2021, Silver Bull transferred its Kazak assets to the Company pursuant to the terms of an Asset Purchase Agreement (the “APA”) in exchange for the issuance of 36,000,000 Common Shares to Silver Bull (the “Asset Transfer”). Silver Bull had incurred an aggregate of US$1.368 million in costs relating to its Kazak assets prior to the date of the Asset Transfer. The transferred assets included the Beskauga Option Agreement, a joint venture agreement with respect to the Stepnoe and Ekidos properties (the “JV Agreement”) and loans payable by Ekidos LLP to Silver Bull. On May 25, 2021, Silver Bull announced plans to spin out substantially all of its shares of Arras to the Silver Bull shareholders. On September 24, 2021, Silver Bull distributed approximately 34.5 million Common Shares issued to Silver Bull in respect of the Asset Transfer to its shareholders by way of a special dividend, on the basis of one Common Share for each common share in the capital of Silver Bull held by such shareholders (the “Distribution” and, together with the Asset Transfer, the “Spin Out”).

Beskauga Option Agreement

Pursuant to the APA, Silver Bull transferred its interest in the Beskauga Option Agreement among Silver Bull, Copperbelt and Dostyk to Arras.

Silver Bull entered into the Beskauga Option Agreement on August 12, 2020. Upon the execution of the Beskauga Option Agreement, Silver Bull paid Copperbelt US$30,000. In addition, Silver Bull paid Copperbelt US$40,000 upon completion of its due diligence on the Beskauga Project (defined below) on January 26, 2021 (the “Option Closing Date”).

Pursuant to the Beskauga Option Agreement, Arras has the exclusive right and option (the “Beskauga Option”) to acquire CB’s right, title and 100% interest in the Beskauga Property.

The Beskauga Option Agreement provides that subject to its terms and conditions, in order to maintain the effectiveness of the Beskauga Option, the Company must incur US$2,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2022 (the first anniversary of the Option Closing Date), US$5,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2023 (the second anniversary of the Option Closing Date), US$10,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2024 (the third anniversary of the Option Closing Date), and US$15,000,000 in cumulative exploration expenditures on the Beskauga Project by January 26, 2025 (the fourth anniversary of the Option Closing Date) (collectively, the “Exploration Expenditures”).

As of October 31, 2021, approximately US$2.1 million of the required Exploration Expenditures had been incurred under the Beskauga Option Agreement, with an additional US$1.5 million being incurred to January 31, 2022, for a total of US$3.6 million being incurred, leaving approximately $1.4 million to be incurred by January 26, 2023 (the second anniversary of the Option Closing Date). Of the US$3.6 million incurred to January 31, 2022, US$2.965 million in Exploration Expenditures were funded via loans made to Ekidos LLP, which were then in turn invested into Dostyk, the holder of the Beskauga exploration license. An additional US$625,000 of costs were incurred by Ekidos LLP relating to the Ekidos and Stepnoe licenses. As per the terms of the Beskauga Option Agreement, the costs incurred in relation to the Ekidos and Stepnoe licenses can be applied to the required expenditures under the Beskauga Option Agreement. The Company expects to finance additional Exploration Expenditures through proceeds from issuances of equity securities of the Company. See “Risk Factors—Risks Relating to the Company—We may have difficulty meeting our current and future capital requirements.” Pursuant to the terms of the JV Agreement (as defined below) and in connection with the Asset Transfer, 100% of the equity interest in Ekidos LLP was transferred to the Company on February 3, 2022 for US$1,000, which represented the cost of establishing Ekidos LLP. At the time of transfer, Ekidos LLP’s assets were limited to the JV Licenses (as defined below) it had applied for on behalf of Arras and liabilities in the amount of $5.315 million in the form of the Loans (as defined below).

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The Beskauga Option Agreement provides that, subject to its terms and conditions, after the Company or its affiliate has incurred the Exploration Expenditures, the Company or its affiliate may exercise the Beskauga Option and acquire (i) the Beskauga Project by paying CB US$15,000,000 in cash, (ii) only the Beskauga Main Project by paying CB US$13,500,000 in cash, or (iii) only the Beskauga South Project by paying CB US$1,500,000 in cash.

In addition, the Beskauga Option Agreement provides that subject to its terms and conditions, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable Feasibility Study prepared in compliance with NI 43-101 indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable Feasibility Study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of Silver Bull common stock to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments (US$)
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

Pursuant to the Separation and Distribution Agreement (as defined below), Arras may seek the consent of the parties to the Beskauga Option Agreement to make amendments thereto such that the Bonus Payments that Arras or its affiliate may be obligated to pay Copperbelt could be satisfied at the option of Arras, in Common Shares. If Arras cannot obtain such consents, Silver Bull will agree to use commercially reasonable efforts to enter into an arrangement with Arras providing for (i) the issuance of Silver Bull common stock to Copperbelt upon certain events occurring and (ii) a payment by Arras to Silver Bull in consideration for the issuance by Silver Bull of Silver Bull common stock to Copperbelt. See “General Development and Business of the Company - History of the Company Since Incorporation - Separation and Distribution Agreement”.

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Pursuant to the Beskauga Option Agreement, the bankable Feasibility Study (i) must be a detailed report prepared in compliance with NI 43-101, in form and substance sufficient for presentation to arm’s length institutional lenders considering project financing, showing the feasibility of placing any part of the Beskauga Property into commercial production as a mine, and (ii) must include a reasonable assessment of the various categories of mineral reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Beskauga Property into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations. As noted above, the Feasibility Study must be prepared in compliance with NI 43-101 and the accompanying definition of “feasibility study” prescribed by the CIM.

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and CB; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by CB that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

Stepnoe and Ekidos JV Agreement

Additionally, in connection with the Spin Out and pursuant to the APA, Silver Bull transferred its interest in the JV Agreement with Copperbelt to Arras.

On September 1, 2020, Silver Bull entered into the JV Agreement in connection with, among other things, mineral license applications (the “JV Licenses”) for, and further exploration and evaluation of certain properties including, the Stepnoe and Ekidos properties located in Kazakhstan. The exploration licences for the Stepnoe and Ekidos properties were granted on October 22, 2020.

Pursuant to the JV Agreement, Ekidos LLP was incorporated on behalf of Copperbelt for the purpose of applying for the JV Licenses with the funding previously provided by Silver Bull. Pursuant to the terms of the JV Agreement and in connection with the Asset Transfer, 100% of the equity interests in Ekidos LLP were transferred to the Company on February 3, 2022 for US$1,000.

The Company (through Ekidos LLP) and Copperbelt have initial participating interests in the joint venture of 80% and 20%, respectively. Pursuant to the JV Agreement, once the Company spends a minimum of US$3,000,000 on either the Stepnoe or Ekidos property, the Company has the option to acquire Copperbelt’s participating interest in such property for US$1,500,000.

The JV Agreement shall terminate automatically upon there being one participant in the joint venture, or by written agreement between the parties.

Loan Agreements

In connection with the Spin Out, Silver Bull transferred its interest in three loan agreements to Arras pursuant to the terms of the APA.

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Silver Bull entered into (i) a loan agreement with Ekidos LLP dated August 20, 2020 whereby Silver Bull loaned to Ekidos LLP US$360,000, which loan agreement was subsequently amended on October 30, 2020, January 21, 2021, June 30, 2021 and November 30, 2021 (collectively, “Silver Bull Loan 1”), (ii) a loan agreement with Ekidos LLP dated December 21, 2020 whereby Silver Bull loaned to Ekidos LLP US$400,000, which loan agreement was subsequently amended on June 30, 2021 and November 30, 2021 (“Silver Bull Loan 2”) and (iii) a loan agreement with Ekidos LLP dated February 23, 2021 in the amount of US$450,000, of which SVB loaned US$225,000 to Ekidos LLP, which loan agreement was subsequently amended on June 30, 2021 and November 30, 2021 (“Silver Bull Loan 3” and, together with Silver Bull Loan 1 and Silver Bull Loan 2, the “Silver Bull Loans”).

Additionally, the Company entered into (i) a loan agreement with Ekidos LLP dated April 22, 2021, whereby Arras loaned to Ekidos LLP US$450,000, which loan agreement was subsequently amended on June 30, 2021 and December 31, 2021 (“Arras Loan 1”), (ii) a loan agreement with Ekidos LLP dated May 19, 2021, whereby Arras loaned to Ekidos LLP US$480,000, which loan agreement was subsequently amended on July 30, 2021 and December 31, 2021 (“Arras Loan 2”) and (iii) a loan agreement with Ekidos LLP dated June 30, 2021 in the amount of US$480,000, which loan agreement was subsequently amended on July 30, 2021 and December 31, 2021 (“Arras Loan 3”), (iv) a loan agreement with Ekidos LLP dated September 21, 2021 in the amount of US$480,000, which loan agreement was subsequently amended on December 31, 2021 (“Arras Loan 4”), (v) a loan agreement with Ekidos LLP dated October 21, 2021 in the amount of US$490,000, which loan agreement was subsequently amended on December 31, 2021 (“Arras Loan 5”), (vi) a loan agreement with Ekidos LLP dated October 27, 2021 in the amount of US$490,000, which loan agreement was subsequently amended on December 31, 2021 (“Arras Loan 6” and , together with Arras Loan 1, Arras Loan 2, Arras Loan 3, Arras Loan 4 and Arras Loan 5, the “Arras Loans 1-6”), (vii) a loan agreement with Ekidos LLP dated November 30, 2021 in the amount of US$490,000 (“Arras Loan 7”), (viii) a loan agreement with Ekidos LLP dated December 8, 2021 in the amount of US$490,000 (“Arras Loan 8”), (ix) a loan agreement with Ekidos LLP dated December 22, 2021 in the amount of US$490,000, (“Arras Loan 9”), and (x) a loan agreement with Ekidos LLP dated December 8, 2021 in the amount of US$490,000 (“Arras Loan 10” and, together with Arras Loan 7, Arras Loan 8 and Arras Loan 9, the “Arras Loans 7-10” and, together with the Silver Bull Loans and Arras Loans 1-6, the “Loans”). The Loans are interest free and remain outstanding.

Separation and Distribution Agreement

Prior to completion of the Spin Out, the Company entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with Silver Bull. The Separation and Distribution Agreement set forth the Company’s agreements with Silver Bull regarding the principal actions to be taken in connection with the Distribution and the Spin Out.

Pursuant to the Separation and Distribution Agreement, Silver Bull agreed to continue to incur the salaries of its employees and other office-related overhead costs and charge Arras for a portion of these costs on a pro-rata cost-recovery basis until the earlier of (i) the date on which our Common Shares are listed on a stock exchange or (ii) December 31, 2021. From the period of inception on February 5, 2021 to October 31, 2021, Silver Bull has invoiced the Company $414,478 for such costs. In February, 2022, the Company entered into an employment or consulting agreement, effective January 1, 2022, with each member of the senior management team.

Pursuant to the Separation and Distribution Agreement, Silver Bull may, in its sole discretion, offer holders of outstanding Silver Bull warrants (each, a “Silver Bull Warrant”) who exercise them after the Distribution the right to receive, instead of solely Silver Bull shares, one Silver Bull share and one Arras Common Share in exchange for the original exercise price, subject to compliance with applicable securities laws. If Silver Bull makes such an offer, then (i) Arras must issue Common Shares to the holders of Silver Bull Warrants who elected to accept such offer and (ii) Silver Bull must remit to Arras a portion of the aggregate cash warrant exercise price received by Silver Bull.

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Pursuant to the Separation and Distribution Agreement, Arras may, in its sole discretion, seek the consent of the other parties to the Beskauga Option Agreement to make certain amendments thereto such that the Bonus Payments that Arras or its affiliate may be obligated to pay Copperbelt pursuant to the Beskauga Option Agreement could be satisfied, at the option of Arras, in Common Shares. If Arras is not successful in obtaining such consents, Silver Bull will agree to use commercially reasonable efforts to enter into an arrangement with Arras providing for (i) the issuance of Silver Bull common stock to Copperbelt upon (A) Arras becoming obligated to make the Bonus Payments and (B) Arras electing to pay a portion of such Bonus Payments in Silver Bull common stock in accordance with the Beskauga Option Agreement and (ii) a payment by Arras to Silver Bull in consideration for the issuance by Silver Bull of Silver Bull common stock to Copperbelt.

Prior to the Distribution, Silver Bull had the unilateral right to terminate the Separation and Distribution Agreement at any time without our approval or consent. The Separation and Distribution Agreement may not be terminated following the completion of the Distribution unless the parties mutually agree in writing to terminate it.

Except as set forth above, Arras and Silver Bull each paid for their own expenses in connection with the Distribution and the Spin Out.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain Joint Venture Agreement (the “Maikain JV Agreement”) with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor and Elemes properties located in Kazakhstan. The exploration licence for the Akkuduk property was granted on February 2, 2021. The exploration licence for the Nogurbek property was granted on August 20, 2021. The exploration licence for the Maisor property was granted on October 22, 2021. The exploration licence for the Elemes property was granted on January 14, 2022.

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

Financings and Issuances of the Company’s Securities

As noted above, on March 19, 2021, Silver Bull transferred its Kazakh assets to Arras in exchange for the issuance of 36,000,000 Common Shares to Silver Bull pursuant to the terms of the APA.

On April 1, 2021, Arras entered into a series of substantially similar subscription agreements pursuant to which Arras issued and sold to certain investors an aggregate of 5,035,000 Common Shares at a price of C$0.50 per share, for gross proceeds of C$2,517,500. The private placement included subscriptions from certain members of the board of directors and management team (and their respective affiliates) of Arras and Silver Bull for an aggregate of 415,000 Common Shares (C$207,500). All Common Shares issued in the private placement are subject to a hold period under applicable Canadian securities laws and are restricted securities under U.S. securities laws.

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On October 21, 2021, Arras entered into a series of substantially similar subscription agreements pursuant to which Arras issued and sold to certain investors an aggregate of 6,368,000 Common Shares at a price of C$1.00 per share, for gross proceeds of C$6,368,000. The private placement included subscriptions from certain members of the board of directors and management team (and their respective affiliates) of Arras and Silver Bull for an aggregate of 365,000 Common Shares (C$365,000). All Common Shares issued in the private placement are subject to a hold period under applicable Canadian securities laws and are restricted securities under U.S. securities laws.

On November 25, 2021, the Company completed a third private placement of 2,106,000 Common Shares at a price of C$1.00 per Common Share for gross proceeds of C$2,106,000. On December 20, 2021, the Company completed a fourth private placement of 1,520,000 Common Shares at a price of C$1.00 per Common Share for gross proceeds of C$1,520,000. All Common Shares issued in the private placement are subject to a hold period under applicable Canadian securities laws and are restricted securities under U.S. securities laws.

On May 30, 2022, Arras entered into a series of substantially similar subscription agreements pursuant to which Arras issued and sold to certain investors an aggregate of 1,091,000 Common Shares at a price of C$1.50 per Common Share, for gross proceeds of C$1,636,500. All Common Shares issued in the private placement are subject to a hold period under applicable Canadian securities laws and are restricted securities under U.S. securities laws.

Expected Changes in the Company’s Business During Financial Year 2022

The Company’s business plan is to continue with the exploration and development of the Beskauga Project. The Company intends to use the Beskauga Technical Report as the basis for exploration at the Beskauga Project, and such exploration remains the sole business objective of the Company. See “Beskauga Project”.

Exploration activities necessarily involve field operations and other activities which require compliance with applicable health and safety guidelines associated with the COVID-19 pandemic, including physical distancing and enhanced hygiene protocols, as well as travel into the jurisdiction of operations, which may be restricted by regulatory mandate, Company policy, or otherwise. At this time, the Company does not anticipate an impact on its exploration activities, or the estimated cost and completion date; however, the COVID-19 pandemic results in reduced predictability of the landscape in which all similar exploration companies would be operating, and the situation is continually evolving. Please see “Risk Factors” for additional details with respect to risks related to the COVID-19 pandemic.

Business of the Company

Arras is dependent on the Beskauga Option Agreement in order to acquire CB’s right, title and 100% interest in the Beskauga Property. For a detailed discussion of Arras’ obligations under the Beskauga Option Agreement, see “General Development and Business of the Company - History of the Company Since Incorporation - The Spin-Out - Beskauga Option Agreement”.

Principal Operations

The Company is a mineral exploration company engaged in the acquisition, exploration, evaluation and development of resource properties with a focus on resource properties located in Kazakhstan.

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Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. The Company competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the Company may not be able to acquire attractive properties in the future on terms it considers acceptable. The Company may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. See “Risk Factors – Risks Relating to the Mineral Exploration Industry”.

Specialized Skill and Knowledge

The nature of the Company’s business requires specialized skills, knowledge and technical expertise in the areas of geology, drilling, permitting, metallurgy, engineering, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. The Company expects to rely upon various legal and financial advisors, consultants and others in the operation and management of its business, including staff members, contractors and consultants with specialized knowledge of logistics and operations in Kazakhstan and local community relations. See “Risk Factors – Risks Related to the Company - We need and rely upon key personnel”.

Cycles

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of mineral products in the global marketplace.

Employees

As of the date hereof, the Company has six employees, three of whom are located in Kazakhstan. The Company also relies on consultants and contractors to carry on its business activities and, in particular, to supervise and carry out mineral exploration on the Beskauga Property.

Foreign Operations

The Beskauga Property is located in Kazakhstan and, as such, a substantial portion of the Company’s business is exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political, regional and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation. See “Risk Factors – Risks Relating to Foreign Operations”

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In early 2014, an armed conflict developed in Ukraine with Russia, which transitioned to a long stalemate, with regular skirmishes occurring along the Russian- and Ukrainian-controlled border regions. On February 24, 2022, Russia began a full-scale military invasion into Ukraine, a conflict which is escalating as of the current date.  Kazakhstan, the country in which the Company’s material property sits, shares a border with Russia, but not Ukraine.  Currently, the Company’s ability to operate and conduct exploration activities, has not been impacted due to the conflict.  However, Russia and Russian companies are important trading partners with Kazakhstan, and any related international sanctions imposed on Russia could result in a an economic impact to the Kazakh economy or disruption to the supply chain into Kazakhstan, including access to fuel and electricity.  See “Risk Factors – Risks Relating to Foreign Operations”.

Environmental Protection

The Company is currently engaged in exploration activities on the Beskauga Property and such activities are subject to various laws, rules and regulations governing the protection of the environment. Corporate obligations to protect the environment under the various regulatory regimes in which the Company operates may affect the financial position, operational performance and earnings of the Company. A breach of such legislation may result in imposition of fines and penalties. Management believes all of the Company’s activities are materially in compliance with all applicable environmental legislation. See “Risk Factors – Risks Relating to the Mineral Exploration Industry - We are subject to complex environmental and other regulatory risks”.

Social and Environmental Policies

The Company is committed to conducting its operations in accordance with sound social and environmental practices. At present, the scale of operations has not required the adoption of formal policies. The Company will re-evaluate this position if and when necessary.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

REGULATORY OVERVIEW

Kazakhstan Mining Law

Kazakhstan has recently updated its mining code and since 2018 all new licences are issued under this code. The new mining code, the Code on Subsoil and Subsoil Use (the “SSU Code”) was adopted on June 29, 2018 and is based on the Western Australian model. Under the SSU Code, Kazakhstan transferred from a contractual regime to a licensing regime for solid minerals (except for uranium, which remains under a contractual regime). The purpose has been to boost investment in exploration and mining in Kazakhstan and remove administrative burdens for subsoil users. The mining industry in Kazakhstan accounts for about 14% of gross domestic product and more than 20% of exports and is seen as a key industry.

Under the Kazakhstan Constitution, the subsoil is owned by the state. In regulating the mining sector, the state is represented by the competent authority, the Ministry of Industry and Infrastructural Development (“MIID”), which is authorised to grant and terminate subsoil use rights (“SURs”) and control compliance obligations related to SURs. Under the SSU Code, SURs are granted under subsoil use licenses, either for exploration or mining. Under the previous regime, SURs were granted under contracts for the right of exploration, mining, or combined exploration and mining.

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Exploration licences are granted for up to six years with the possibility of an extension for five more years and provide an exclusive right to use the subsoil for the purpose of exploration and for assessment of resources and reserves for subsequent mining. If a deposit is discovered, the exploration license holder has an exclusive right to obtain a mining licence if the discovery is confirmed by a report on estimation of resources and reserves of solid minerals. The SSU Code entitles subsoil users to estimate resources and reserves under the KAZRC standard, which is aligned with the CRIRSCO, JORC and CIM reporting codes.

Under the older contractual permitting system which governed subsoil use operations before the SSU Code came into effect, a company had to agree in a subsoil use contract and license to meet certain milestones and expenditure. Despite a new mining code being in place, obligations under existing subsoil use contracts are still enforced. Should a company fail to meet its obligations as stated in the contract, or the company needs to extend or change the terms, the company can approach the government and request amendments to its contract.

The SSU Code is the principal law regulating the mining sector, with detail provided by a number of government decrees and ministerial orders. Mining of precious metals is also affected by the Law on Precious Metals and Precious Stones under which the Kazakhstan National Bank can exercise a priority right to buy fine gold at international prices.

Environmental Law

The new Environmental Code of the Republic of Kazakhstan (the “Environmental Code”) came into force on July 1, 2021. The Environmental Code provides for the following mechanisms for economic regulation of environmental protection:

•	fees for impact on the environment, the rates of which are established by tax legislation;
•	market-based mechanisms for managing emissions into the environment, which include setting limits on emissions into the environment, allocating quotas for emissions into the environment, trading in quotas and commitments to reduce emissions into the environment;
•	environmental insurance, the purpose of which is to ensure the civil liability of a person to compensate for environmental damage caused by an accident; and
•	economic stimulation of activities aimed at environmental protection (establishment of incentives for renewable energy sources, promotion of “green” technologies, etc.).

The most important features of the Environmental Code that affect exploration and mining of solid minerals are as follows.

The Environmental Code provides that impacts of the planned activity must be evaluated either in a mandatory environmental impact assessment or mandatory screening of the impacts of the planned activity. The screening is a process of identifying potential significant environmental impacts, to determine whether an environmental impact assessment (“EIA”) is necessary or not.

An EIA is mandatory for open-pit mining of solid minerals on an area of more than 25 hectares and primary processing (concentrating) of extracted solid minerals. A screening is mandatory for (i) exploration for solid minerals, which is associated with the extraction of rock mass and soil movement for the purpose of assessing solid mineral resources, (ii) open pit mining on an area of less than 25 hectares, and (iii) underground mining. In certain cases, the authorized body can decide based on the screening results that the full EIA is necessary for the planned activity.

For those projects that must undergo an EIA, the next step after the EIA is preparation of the potential impact report (“Potential Impact Report”), which based on the results of the EIA. The Potential Impact Report:

•	must be considered by the public at a public hearing, with the participation of representatives of state bodies and the public; and
•	is subject to expert examination at the authorized body special commission for expert examination.

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Based on the results of the expert examination, the authorized body issues an opinion on the draft Potential Impact Report (valid for three years).

The conclusions and conditions contained in the Potential Impact Report must be taken into account by state bodies when issuing environmental permits, accepting notifications and during the course of administrative procedures related to the implementation of the planned activities.

The Environmental Code provides for the following types of environmental permits:

•	integrated environmental permits; and
•	environmental impact permits.

An integrated environmental permit is required for facilities of Category I (these include facilities related to the production and processing of solid minerals) with the exception of those facilities of Category I, which were commissioned before July 1, 2021, or facilities a positive conclusion for construction of which was obtained by July 1, 2021. The requirement for the mandatory obtaining an integrated environmental permit comes into force on January 1, 2025. The integrated environmental permit is valid indefinitely.

An environmental impact permit is required for the construction and/or operation of facilities of Category II (these include facilities used in the exploration of solid minerals with the extraction of rock mass and movement of soil for the purpose of assessing the resources of solid minerals), as well as for the operation of facilities of Category I indicated above.

Environmental impact permits are issued for a period not exceeding ten years.

An environmental impact permit is available for subsoil operators in Kazakhstan, setting out limits for emissions of pollutants according to a set of emission limit values (“ELVs”). The Environmental Code refers to the permit which allows operators to legally emit pollutants into the environment within certain limits. The complex mechanisms of calculating ELVs involve a large number of different pollutants, creating challenges for operators seeking to comply with ELVs even through they apply the best available techniques for managing emissions. The ELVs also form a basis of environmental fees paid by the operator, provided under the Tax Code.

Another important matter is regulation of waste management. There is a hierarchy of measures to be applied in the management of mining waste:

•	prevention of waste generation;
•	preparation of waste for re-use;
•	waste processing;
•	waste recycling; and
•	waste disposal.

Thus, depending on which technological solutions are applied by Arras during exploration and further mining of solid minerals, it will be necessary to comply with the following environmental requirements:

•	conducting the screening and/or environmental impact assessment of the planned production activity (including passing environmental impact assessment); and
•	obtaining environmental permit(s).

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Water Use Law

The use of surface and underground water resources with or without withdrawal for drinking, household and project needs, as well as the discharge of industrial, domestic, drainage and other wastewater (“special water use”) is carried out on the basis of special water use permits.

One of the types of special water use is its use in injection wells to maintain the reservoir pressure of underground leaching during the production of solid minerals. Special water use also includes the discharge of groundwater (mine, quarry, mine), incidentally taken during the exploration and/or production of solid minerals into surface water bodies, subsoil, water facilities or terrain.

A permit for special water use is not required for:

•	the use of the following water intake structures: mine and tubular filter wells and capturing structures operating without forced lowering of the level with the withdrawal of water in all cases no more than 50 cubic meters per day from the first aquifer from the surface not used for centralized water supply; or
•	intake (pumping out) of underground waters (pit, quarry, mine), incidentally taken during the exploration and/or production of solid minerals.

Payment for special water use is determined by tax legislation.

During exploration and mining operations, Arras may be required to obtain a special water use permit depending on what use of water resources is planned.

Land Use Regulations During the Exploration Stage

All issues related to obtaining land for exploration and production of solid minerals are governed by the Land Code dated June 20, 2003.

Mineral exploration operations can be carried out on state-owned land that is not provided for land use, on the basis of a public easement. Also, subsoil users have a right to carry out the exploration of mineral operations on land plots in private ownership or land use, on the basis of a private or public easement, without the seizure of land plots from private owners or land users.

A subsoil user conducting exploration operations is entitled to demand that an owner or land user grant it the right to limited use of these areas (i.e., a private servitude).

A public easement is formalized by decisions of local executive bodies on the basis of a relevant subsoil use license or subsoil use contract.

A private easement is established by an agreement on the establishment of a private easement concluded between the subsoil user and the owner or land user. If no agreement is reached on the terms of such an agreement, the terms of the private easement must be determined by the court.

A licence for the extraction of solid minerals serves as a basis for the local government body to grant the subsoil user the right to temporary paid land use (i.e., a lease) to a land plot used in subsoil use operations (for the period during which a company uses the land plot).

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Tax Law

In 2017, Kazakhstan announced substantial changes to its Tax Code (the “Tax Code”) effective as of January 2018, with a mix of generally applicable changes and measures targeted at mining. The new Tax Code includes specific mineral taxation provisions and lists special taxes imposed on subsoil use in addition to such general taxes as the corporate income tax and value added tax, as well as import- and export-related taxes. Notably, several taxes and payments applicable to the mining sector have been removed from the new Tax Code, including the excess profit tax, historical cost payments, and the requirement to pay a commercial discovery bonus.

Stepnoe, Ekidos, Akkuduk, Nogurbek, Maisor and Elemes Exploration Licences

Ekidos LLP holds six exploration licences: the Ekidos (No. 875-EL) and Stepnoe (No. 876-EL) licences, which were granted on October 22, 2020 to Ekidos LLP; the Akkuduk (No. 1178-EL) licence, which was granted on February 2, 2021; Nogurbek (No. 1413-EL) licence, which was granted on August 2, 2021; Maisor (No. 1471-EL) licence, which was granted on October 22, 2021 and Elemes (No. 1555-EL) licence, which was granted on January 14, 2022. All six licences were applied for under the SSU Code. Under the new code, the licences are granted for “All Minerals” (except uranium) for an initial six-year period. The licences can be extended once for an additional five years.

An annual exploration commitment for each licence is calculated based on the number of 2.5 km2 “blocks” contained within the licence. The exploration commitment for each block is calculated based on a “minimum wage index” (“MRP”) by the Kazakh State which is then multiplied by the index established by the SSU Code. The rates will vary slightly from year to year due to changing MRP indices, but the annual expenditure commitment for 2022 for the exploration licenses is calculated via a formula outlined in the SSU Code to be approximately US$15,600 for each licence. It is not expected that this annual exploration commitment cost will materially vary over the first three years.

In addition to the annual exploration commitment costs, there is an annual “land lease” fee, which is calculated using the formula “15MRP x No. of blocks”. It is estimated this fee will equate to approximately US$21,000 each per year for each of the exploration licenses.

The annual expenditure commitment in a given year can be covered by expenditure accrued over the years where the exploration expenditure exceeds the calculated commitment amount. The annual expenditure commitment can be reduced by ceding ground.

Maikain JV Agreement

On May 20, 2021, Ekidos LLP entered into the Maikain JV Agreement with Orogen LLP in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor, and Elemes properties located in Kazakhstan.

The map below shows the location of the Akkuduk, Nogurbek, Maisor, and Elemes properties, including in relation to the Beskauga Property and the Stepnoe and Ekidos properties:

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KAZAKHSTAN
1500 km
N
Legend
Licence Outline
Maisor
Stepnoe
Ekidos
Elemes
Norgubek
Akkuduk
N
80 km

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The exploration license for the Akkuduk property was granted on February 2, 2021. The exploration license for the Nogurbek property was granted on August 20, 2021. The exploration licence for the Maisor property was granted on October 22, 2021. The exploration license for the Elemes property was granted on January 14, 2022.

The Company (through Ekidos LLP) and Orogen LLP have initial participating interests in the Maikain joint venture of 80% and 20%, respectively. Pursuant to Maikain JV Agreement, once the Company spends a minimum of $3,000,000 on a property in the area of interest, the Company has the option to acquire Orogen LLP’s participating interest in such property for $1,500,000.

The Maikain JV Agreement shall terminate automatically upon the earlier of (i) there being one participant in the joint venture, (ii) by written agreement between the parties, or (iii) May 20, 2024.

The map to the right shows the location of the properties in relation to the Beskauga Project.

The exploration licences sit in the same Ordovician aged belt of rocks as the Beskauga deposit and are considered highly prospective for porphyry and volcanogenic massive sulphide (VMS) deposits. Historical Soviet reports from between 1965 and 1970 describe a program of mapping and sampling in the area.

BESKAUGA PROJECT

Unless stated otherwise, the following disclosure relating to the Beskauga Project is based on information derived from the NI 43-101 technical report entitled “Beskauga Copper-Gold Project, Pavlodar Province, Republic of Kazakhstan, Amended & Restated NI 43-101 Technical Report” with an effective date of February 20, 2022 (the “Beskauga Technical Report”). Reference should be made to the full text of the Beskauga Technical Report, which is available electronically on the SEDAR website at www.sedar.com under our SEDAR profile, as the Beskauga Technical Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein. The Beskauga Technical Report is the only current NI 43-101 compliant technical report with respect to the Beskauga Property and supersedes all previous technical reports.

The Qualified Persons responsible for the Beskauga Technical Report are David Underwood, B.Sc. (Hons) VP Exploration, Osino Resources and Matthew Dumala, B.Sc., Senior Engineer/Partner, Archer, Cathro & Associates (1981) Limited.

Project Description, Location and Access

The Beskauga Project is located in the Pavlodar region of north-eastern Kazakhstan, approximately 300 km northeast from the Kazakhstan capital, Nur-Sultan (formerly Astana), approximately 70 km southwest of the city of Pavlodar (population of approximately 330,000), and approximately 65 km east of the town of Ekibastuz (population of approximately 125,000). Access to the project area is via sealed highway from Ekibastuz or from Pavlodar. Ekibastuz is about four hours’ drive from Nur-Sultan. Pavlodar is also serviced by an international airport. Access around the project area is by gravel tracks of moderate to good quality which may be temporarily closed because of severe winter weather.

The property comprises three contiguous licences, the Beskauga mineral licence (67.8 square kilometers), in the centre of the property, which has been the subject of all work carried out thus far, and the Stepnoe (425 square kilometers) and Ekidos (425 square kilometers) mineral exploration licences. The centre of the property lies at approximately 51°47’N, 76°17’E.

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The Beskauga licence was issued under the older contract permitting system in Kazakhstan and gives Arras, via the Beskauga Option Agreement with Copperbelt, the right to explore for “All Minerals” (except uranium) until December 31, 2023.

The Stepnoe and Ekidos exploration licences were both granted to Arras’ 100% controlled subsidiary, Ekidos LLP, on October 22, 2020, under the new mining code for an initial six-year period.

Beskauga License

Dostyk LLP (“Dostyk”) maintains minerals rights for the Beskauga deposit based on Licence No. 785 (series MG) dated January 8, 1996 and a series of subsequent contracts and addendums as per the Republic of Kazakhstan legislation.

Pursuant to the Beskauga Option Agreement, Arras has the right to explore for “All Minerals” (except uranium) on the Dostyk licence, including at the Beskauga deposit. The Beskauga Option Agreement was valid until the last day of validity of Licence MG No. 785, being January 8, 2021, with an ability to extend until the full depletion of resources of the Beskauga deposit. On February 8, 2021, MIID granted an extension of the exploration rights to Dostyk until February 8, 2024. Pursuant to this extension, Dostyk is committed to work program expenditures over three years to keep the license in good standing as follows:

•	2021: 720,384,000 KZT (US$1.548 million, using the foreign exchange rate of 465.51 KZT for one U.S. dollar as of March 29, 2022)
•	2022: 1,090,350,000 KZT (US$2.342 million, using the foreign exchange rate of 465.51 KZT for one U.S. dollar as of March 29, 2022)
•	2023: 1,880,125,000 KZT (US$4.039 million, using the foreign exchange rate of 465.51 KZT for one U.S. dollar as of March 29, 2022)

Before expiration in February, 2024, the Beskauga exploration licence can be converted into a mining license for twenty-five years, subject to all conditions of the current licence being met and a committee review by the Kazakh mining department.

Alternatively, as License MG No.785 was issued under the older permitting system, it can be converted into an exploration license issued under the new permitting system. This would allow extending the exploration period under a new exploration license for up to 5 additional years, prior to requiring to be converted to a mining license.

Beskauga Mineral License Option Agreement

Pursuant to the Beskauga Option Agreement, Arras may exercise the Beskauga Option to acquire Copperbelt’s right, title and 100% interest in the Beskauga Property.

Commencing on January 27, 2021, Arras has four years to conduct exploration activities on the Beskauga Property. A cumulative US$15 million in exploration expenditure on the Beskauga licence, as well as the Ekidos and Stepnoe exploration licences, are required to keep the option in good standing over the four-year period. Minimum expenditures each year are as follows: US$2 million in year one, US$3 million in year two, US$5 million in year three and US$5 million in year four, for a total exploration spend of US$15 million over four years.

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The Beskauga Option Agreement provides that, subject to its terms and conditions, after Arras has incurred the exploration expenditures, it may exercise the Beskauga Option and acquire the Beskauga Property for a US$15 million cash payment to Copperbelt.

The Beskauga Option Agreement also provides that, subject to its terms and conditions, Arras may be obligated to make additional bonus payments to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with NI 43-101 indicating gold equivalent resources noted in the below table. Twenty percent (20%) of the bonus payments are payable after completion of the bankable feasibility study and the remaining eighty percent (80%) are payable within 15 business days of commencement of on-site construction of a mine at Beskauga Main Project or Beskauga South Project. Up to 50% of the bonus payments under the Beskauga Option Agreement are payable in Common Shares at the 20-day volume-weighted average trading price of the shares on the TSXV calculated as of the date immediately preceding the date such shares are issued.

Table 1: Bonus Payments under the Beskauga Option Agreement

Gold equivalent resources	Cumulative Bonus Payments
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Prospect
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of Arras and Copperbelt; (ii) upon the delivery of written notice by Arras in its sole discretion; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the non-breaching party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

Stepnoe and Ekidos Exploration Licenses

Arras recently acquired two exploration licences, both of which were granted on October 22, 2020 to Ekidos LLP. The Ekidos (No. 875-EL) and Stepnoe (No. 876-EL) licences were applied for under the new SSU Code. Under the new code, the licences are granted for “All Minerals” (except uranium) for an initial six-year period. The licence can be extended once for an additional 5 years.

An annual exploration commitment for each licence is calculated based on the number of 2.5 km2 “blocks” contained within the licence. The rates will vary slightly from year to year due to changing exchange rates, but the annual expenditure commitment for 2022 for the Stepnoe and Ekidos licences is calculated via a formula outlined in the mining code to be approximately US$150K for each licence. It is not expected this annual exploration commitment cost will materially vary over the first three years.

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In addition to the annual exploration commitment costs there is also an annual “land lease” fee which has been calculated to equate to approximately US$21,000 each per year for the Ekidos and Stepnoe licences.

Ekidos-Stepnoe JV Agreement

On September 1, 2020, Arras entered into the JV Agreement with Copperbelt in connection with the Stepnoe and Ekidos exploration licences. Under the terms of the JV Agreement, Arras will manage and fund all exploration activities on the properties. Arras can acquire Copperbelt’s twenty percent (20%) interest in the joint venture for $1.5 million per license. Exploration expenditures on these licences under the joint venture can contribute to Arras’s US$15 million expenditure commitment under the Beskauga Option Agreement.

There are no known environmental liabilities or other significant risks or factors that might affect access or title, or the right or ability to perform work on the Beskauga Project. The deposit is under cover and no past mining has been undertaken.

History

The Beskauga deposit was discovered by a regional shallow drilling program conducted during the Soviet period in the 1980s. Following privatisation, Licence No. MG 785 (Maikuben) issued to Goldbelt Resources Ltd. (“Goldbelt”) via its eighty percent (80%) subsidiary, Dostyk, included the Beskauga Project area. Goldbelt transferred its interest in Dostyk to Celtic Resources in 2000. Neither Goldbelt nor Celtic Resources carried out any drilling at Beskauga.

Dostyk was acquired by Vancouver-based Cigma Metals in 2007 when exploration at Beskauga commenced. In 2009, Copperbelt acquired Dostyk from Cigma Metals and continued to undertake exploration at Beskauga, as well as other targets in the larger licence area. Copperbelt’s current 67.8 km2 licence only covers the Beskauga deposit, the other prospects were relinquished or divested by Copperbelt.

Historical Exploration

Geological investigation began in the district in the late 1920s when Kazakhstan was part of the Soviet Union. In the 1960s, regional scale mapping outlined some promising areas of alteration and geophysical anomalies that were worthy of follow up work. In the 1970s and the 1980s, continued regional-scale mapping and exploration further delineated zones of interest.

Between 1981 and 1990, the Beskauga area saw ground magnetic and IP surveys followed by shallow drilling programs. Shallow drilling on a 200 m x 200 m grid (partially infilled at 200 m x 100 m) through the overlying Quaternary cover targeted geophysical and geochemical anomalies. A total of 411 holes were drilled during this period for 15,063 meters, with the primary aim of obtaining bedrock information, including geochemistry. A further 20 diamond holes were also drilled during this period to depths of 100–200 m for a total of 3,818 meters.

This initial drilling identified Beskauga as an area of interest, but no significant mineralised intercepts were obtained and the area was not followed up until Dostyk commenced drilling in 2007. Drillhole locations, survey and analytical data from this period are not available and therefore these holes were not considered in the preparation of the Beskauga Technical Report.

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In 1996, Goldbelt, via Dostyk, acquired the Maikuben exploration licence that included the Beskauga area. Goldbelt defined about 20 areas of interest and conducted preliminary surface work programs on these prospects in 1996 and 1997. Based on the results of this program, Goldbelt relinquished approximately 25% of the area covered by Licence MG No. 785.

In 2012, Dostyk undertook a ground-based magnetic and IP survey over the main Beskauga deposit area. Both the magnetic and IP surveys were completed by SPC Geoken LLP, a local geophysical service provider.

The survey points for the magnetic survey were collected at 20 second intervals with a variable line spacing of 200 m to 400 m using a Proton Precession Magnetometer MM-61. The results of the magnetic survey show several relative magnetic highs >1000 nT which present targets for follow-up exploration. Drilling by Arras in 2021 has demonstrated one of the magnetics highs to be associated with a mineralised and intensely potassic altered monzodiorite intrusion.

The survey points for the IP dipole-dipole survey were taken on 100 m centres with a 400 m line spacing using a Zonge GGT 30 kW transmitter. The chargeability data shows a spatial correlation with the known mineralisation defined by drilling and indicates that the mineralising system may be much larger than the historically defined area. The area of anomalous chargeability is ~9 km2, comparable to many known large porphyry copper-gold deposits of the world.

The fact that chargeability values increase with depth suggests that the deposit drilled thus far lies in the upper portions of the mineralised porphyry system, with an insignificant erosional truncation. This correlates with the mineralogy and alteration types identified in drilling to date suggesting that only the upper epithermally overprinted part of a system has been tested.

Geological Setting

The Beskauga Project is located in north-eastern Kazakhstan, within the Central Asian Orogenic Belt (“CAOB”) that is also referred to as the “Altaid Tectonic Collage” and extends eastwards into Russia, Mongolia and China as the Transbaikal-Mongolian orogenic collage. These combined collages extend from the Ural Mountains in Russia and Kazakhstan in the west through Kazakhstan, Uzbekistan, Tajikistan, Kyrgyzstan, China, and Mongolia.

The CAOB is a region of geological complexity characterised as a collage of numerous tectonic, structural, and stratigraphic domains, that were assembled and intermittently deformed beginning in the Late Neoproterozoic through the Paleozoic to the early Mesozoic, with accretion essentially complete by about 250 Ma. This makes the CAOB the most extensive and long-lived accretionary orogen globally. It progressively developed through the accretion of island arcs, ophiolites, oceanic islands, seamounts, accretionary wedges, oceanic plateaux, and microcontinents in a manner comparable with that of circum-Pacific Mesozoic–Cenozoic accretionary orogens. The CAOB is one of the world’s most richly mineralised regions and contains several world class porphyry copper-gold/molybdenum and epithermal gold deposits.

The Beskauga Project, as well as the producing Bozshakol porphyry Cu-Au deposit, are in the western part of the CAOB, namely the Late Cambrian to Early Ordovician Bozshakol–Chingiz (BC) magmatic-arc terrane, within the Kazakhstan Orocline. The BC arc is one of the major tectonic units in the western CAOB, extending for more than 1000 km and considered part of the larger Kipchak arc.

Beskauga is a gold-rich, porphyry style, copper-gold system with elevated grades of silver and molybdenum. The project area is underlain by sedimentary and volcanogenic-sedimentary rocks of Ordovician age, that have been intruded by intrusives ranging in composition from gabbro-diorite to quartz diorite and granodiorite. These intrusive rocks represent the major portion of the Beskauga Main deposit area. Porphyry-style, copper-gold mineralisation in the Beskauga Main deposit is largely hosted within diorite and monzodiorite, whereas the Beskauga South gold mineralisation is hosted within porphyritic andesite, intruded by mineralised dykes of microdiorite. Post-mineral dykes of porphyritic diorite, basalt and basaltic andesite also cut the host sequence. The deposit area is covered by a 10–40 m thick cover of younger sediments of upper Eocene and Quaternary age.

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At the Beskauga Main deposit, a monzodiorite has intruded into an extensive area of medium grained, equigranular diorite, and forms a “bulls-eye” magnetic high. The diorite surrounding the monzodiorite intrusion forms a broad concentric de-magnetised zone, coincident with an IP chargeability anomaly. This diorite is host to the bulk of the mineralisation identified to date, as stockwork mineralisation and intense sheeted veining on the eastern flank of the monzodiorite. Intrusive relationships and timing relative to mineralisation have not been clearly established. In 2021, Arras commissioned the Mineral Deposits Studies Group Unit (MDRU) at the University of British Columbia, to carry out U-Pb geochronology and trace element analysis of zircon on a drill core sample of the host diorite. A weighted mean 207Pb-corrected, 206Pb/238U age, yielded a late Ordovician age of 457.1 ± 3.3 Ma. As this is the age of the host diorite, this should be considered the maximum age of the mineralisation.

Mineralization

The highest-grade core of the Beskauga Main deposit is associated with advanced argillic alteration, comprised of kaolinite, dickite, illite and smectite to a maximum depth of 350 m, as confirmed by on-going TerraSpec SWIR/NIR spectroscopy. The sheeted veining and stockwork mineralisation hosted within the diorite are generally associated with intense argillic (illite-smectite ± kaolinite) overprinting of earlier potassic (k-feldspar-biotite-magnetite-quartz) alteration, as evidenced by remnants of potassic alteration locally. The argillic overprint gradually decreases with depth, eventually giving way to largely unaffected potassic alteration beyond 700 – 850 m. At these depths, argillic alteration persists only as local alteration around faults and fractures.

The adjacent monzodiorite which hosts variable mineralisation, including distinctive chalcopyrite-magnetite and chalcopyrite-only veins, is potassic (biotite-k-feldspar-magnetite) altered all the way to the bedrock surface, with a zone of potassic altered microdiorite on its eastern flank. Argillic overprinting of the monzodiorite is limited and largely restricted to faults and fractures. Post-mineral porphyritic diorites are potassic altered at depth and argillic altered at shallower levels, mirroring the alteration of the deposit, but lack any veining. Other post-mineral dykes include basalts and basaltic andesites, that are either fresh or have experienced propylitic (chlorite-magnetite-carbonate) alteration.

Beskauga is interpreted by Arras to represent a gold-rich, porphyry-style, copper-gold system that has been overprinted by high-sulphidation epithermal mineralisation, either through telescoping or due to clustering of multiple porphyry centres in the Beskauga licence. The overprinted portions of the system are characterised by tennantite (±tennantite-enargite) as the major Cu-sulphide species. The overprinted portion of the Beskauga deposit frequently returns assays exceeding 4 g/t AuEq.

The principal metallic minerals at Beskauga deposit include chalcopyrite, pyrite, tennantite, enargite, bornite and molybdenite, with magnetite and hematite also present. Based upon modelling of whole rock lithogeochemistry for copper species, sub-ordinate tennantite is also inferred. QEMSCAN mineralogy, completed as part of metallurgical test work by Dostyk, indicates that chalcopyrite and pyrite are the dominant sulphides with subordinate tennantite and chalcocite. Both historical and re-assays show that there is a close correlation between gold and copper grades. Sulphides occur as fine-grained disseminations as well as in stockwork veins and veinlets, generally 3–5 mm wide, consisting of quartz-magnetite-chalcopyrite; chalcopyrite-magnetite; quartz-chalcopyrite ± molybdenite; chalcopyrite only; quartz-pyrite ± carbonate; quartz-tennantite ± chalcopyrite, pyrite, bornite, covellite, carbonate; and carbonate ± tennantite veins. Free gold has been identified in polished sections and microprobe analysis showed high fineness (gold – 83.41%, silver – 12.63%). The occurrence of significant tennantite at Beskauga is not unusual for gold-rich porphyry systems, particularly those with a high-sulphidation overprint, but does have metallurgical implications, including high arsenic levels in the final copper concentrate arising from the presence of tennantite

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The highest-grade core of the Beskauga Main deposit is associated with advanced argillic alteration, comprised of kaolinite-dickite-illite-smectite, confirmed by on-going TerraSpec SWIR/NIR spectroscopy. The sheeted veining and stockwork mineralisation hosted within the diorite are generally associated with intense argillic (illite-smectite ± kaolinite) overprinting of earlier potassic (k-feldspar-biotite-magnetite-quartz) alteration. The argillic overprint gradually decreases with depth, eventually giving way to largely unaffected potassic alteration beyond approximately 700 – 850 m. At these depths, argillic alteration persists only as local alteration around faults and fractures. The adjacent monzodiorite which hosts variable mineralisation, including distinctive chalcopyrite-magnetite and chalcopyrite-only veins, is potassic (biotite-k-feldspar-magnetite) altered all the way up to the bedrock surface.

Deposit Types

The Beskauga Project hosts a gold-rich, porphyry-style, copper-gold system with probable high-sulphidation epithermal overprint, associated with calc-alkaline intrusions related to island arc volcanism during the Lower Palaeozoic. Porphyry systems host most of the world’s copper deposits, and mineralisation typically forms at shallow levels (in the upper 4 km of the crust) as low-grade disseminations associated with a halo of hydrothermal alteration related to an intrusion, which may range in composition from diorite to granodiorite and granite. These deposits form by precipitation of mineralisation from magmatic hydrothermal fluids enriched in metals. Owing to their relationship with hydrothermal fluids, porphyry copper deposits display a consistent, broad-scale alteration-mineralisation zoning pattern related to these fluids, comprising a core of potassic alteration, surrounded sequentially outwards by phyllic and propylitic alteration, with the zone of potassic alteration typically being of primary importance for copper mineralisation. Primary (hypogene) copper mineralisation typically occurs as chalcopyrite and bornite.

Exploration

In 2021, Arras commissioned SPC Geoken LLP to conduct a high resolution airborne magnetic survey over the Beskauga license and neighbouring Ekidos and Stepnoe licence areas with flight lines oriented east-west. The survey was flown at 70 m ground clearance with a line spacing of 100 m and tie-lines of 1000 m. In 2021, Arras also commissioned Condor Consulting Limited to carry out re-processing of the 2012 IP dipole-dipole survey data and the resulting chargeability anomalies are currently being drill tested by the Company.

Arras, via Ekidos LLP, staked the Stepnoe and Ekidos exploration licenses with the intention of exploring the surrounding region. As at the effective date of the Beskauga Technical Report, work has yet to commence on this additional ground.

Arras is currently integrating data, both public and private, on the regional area around the Beskauga Project. The public information is from work conducted during the Soviet era and includes regional geophysical surveys as well as 1:250,000 and 1:50,000 scale geological mapping. This data forms a valuable initial basis for prospect evaluation when used with targeted stratigraphic and structural analysis. In addition, Arras has used Landsat and ASTER images to develop hydrothermal alteration models for selected target areas where there is no overburden.

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Drilling

Historical Drilling pre-2007

During the Soviet exploration era (1981-1990), the Beskauga area saw significant shallow drilling on a 200 by 200 meter grid (partially infilled at 200 by 100 meters) through the overlying Quaternary and Eocene cover to sample the underlying bedrock. A total of 411 holes were drilled during this period for an aggregate of 15,063 meters. None of the core or original assay data is available from this work, but Dostyk obtained the reports from the drilling campaign and used this as the basis for staking the ground in 2007.

In addition to the shallow prospecting holes, a further 20 holes were drilled to depths of 100 to 200m for a total of 3,818 meters. These drillholes had a diameter of 59 mm and were drilled at angles between 75 and 80 degrees towards the southeast. Core recovery in all drill-holes for the period 1981-1990 was between sixty percent (60%) and eighty percent (80%).

Drilling data from this period was not used in the Mineral Resource estimate.

Dostyk Drilling 2007-2017

A total of 118 diamond drillholes for 45,605.8 m were completed by Dostyk between 2007 and 2017. Diamond drilling was performed by contractor CenterGeolSyomka LLP using SKB-5M drill rigs and Boart Longyear tooling. Drilling was done at either HQ or NQ diameter depending on the depth of the hole, which ranged from 150 m to 815 m. Of the 118 diamond drillholes completed, 101 have been used for the Mineral Resource estimate.

All drillholes (including vertical holes) have downhole surveys completed by the drilling contractor using an IEM-36 survey instrument (a Soviet/Russian instrument for use in a non-magnetic environment). Surveys were completed every 20 m of the downhole length and were taken after the drilling has been completed, before closing the drillhole. All related documents are kept at the Dostyk head office in Almaty.

Primary field logging was performed at the Dostyk base camp after core delivery from the drilling sites.

Intervals to be sampled were determined by the logging geologist on the basis of geological parameters. The sample length was generally between 0.5 m and 1 m, with a lesser proportion up to 2 m. Upon completion of logging, the drill core was marked along the long axis to be split in half for sampling.

All samples were prepared for wet chemical analyses at the Dostyk sample preparation facility located on site. Core sampling was performed by cutting the core along long axis into two equal portions using a diamond saw. One half of the core was sampled and sent to the laboratory for assay, whereas the other half was retained to serve as a library sample which could be used for future duplicate sampling, for additional test work or for petrography and mineralogy studies.

Arras Drilling 2021

During 2021, four deep diamond holes were drilled for a total of 3,694.7 m. Diamond drilling was performed by contractor CenterGeolSyomka LLP using CDH-1600 drill rigs with Boart Longyear tooling. All holes were started with HQ diameter and then reduced to NQ diameter for the deeper portions of each hole, which ranged in depth from 404.7 m to 1164.3 m. Core recovery was greater than 95% on average. Arras has integrated the historical databases with the current/ongoing drilling program and all 4 diamond holes are included in Mineral Resource estimate.

Based on apparent mineralisation intercepts, the zone of mineralisation at the Beskauga Project varies between approximately 50 and 600 m wide, with a footprint that extends for approximately 700 m along a north-south strike, and 600 m along east-west strike, with a depth of between 300 m and 800 m.

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KGK Drilling

Hydraulic-core lift (“KGK”) drilling is a system designed to drill holes for geochemical sampling and geological mapping of bedrock beneath the cover sediments. The method was developed in the Soviet Union and is in general similar to “wet” RC drilling. Rocks are cut by hard alloy crown bits and the cut chips and drill mud are delivered through a dual rod by pump to the surface, where the material is filtered out and collected. The method is used in the early phases of mineral exploration for a quick assessment of relatively large areas.

Between 2011 and 2014, Dostyk undertook an extensive KGK drill program to define “blind” mineralised targets through the Quaternary cover. The depths of drillholes ranged from 22m to 65m and averaged around 35m. Usually the holes were terminated within 5 m after intersecting bedrock. A total of 1,606 holes were drilled for 52,580 m within the greater Beskauga area and 2,496 samples were collected for analysis.

In 2021, Arras started a KGK drilling program on the periphery of the Beskauga deposit that had not been tested by previous campaigns, as well as additional infill holes in areas previously drilled by Dostyk. A total of 354 holes have been drilled to date for 18,702m and a single sample from each hole collected and sent for assay. The depth of the drillholes varies from 15 to 99 m with an average depth of 50 m.

The purpose of KGK drilling is to map geology and define areas of alteration and mineralisation below the overburden and hence these holes are only sampled at or near the contact with the underlying bedrock. KGK drilling is therefore considered an exploration tool and drill results are not used for Mineral Resource estimation.

Sampling, Analysis and Data Verification

During the 2007–2017 exploration program, samples were prepared at the Dostyk facility in Ekibastuz. The half-core samples were dried in a drying chamber and weighed using laboratory scales with a 0.05 g division value with weights registered in a sample receipt log. Samples were then crushed using two-stage crushing, with the first stage involving jaw crushing (to -7 mm) and the second stage using a roller crusher and screen (to -2 mm).

Following crushing, samples were split with a Jones splitter, with the bulk of the sample stored as a crush reject and ~1 kg milled using cup vibration mills to 200 mesh fineness (-90 μm). The samples were then split again, with one portion sent to the Stewart Assay and Environmental Laboratories LLC (“SAEL”) in Kara-Balta, Kyrgyzstan. Upon arrival at SAEL, the samples were coded and registered in the sample coding log and then re-registered under their new codes in the sample passing log. Following registration of samples and inclusion into the operator database, the samples were sent for analysis for gold by fire assay and copper, molybdenum, and silver by 0.2 g aqua regia digestion, followed by inductively coupled plasma optical emission spectrometry (ICP-OES) analysis.

A second portion of selected samples was sent to Jetysugeomining LLP laboratory for atomic-absorption analysis, and the remaining sample was stored as a pulp duplicate. All equipment used for sample crushing and milling (including tables) was cleaned and blown with compressed air after each sample. After each batch of samples, a clean blank material was passed though the equipment (glass for crushers, quartz sand for mills). The sample preparation area was subject to compulsory wet cleaning once a day.

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The split core and crushed duplicate sample were stored in the specifically equipped sample storage facility consisting of a hangar with shelves. This facility can be locked and has on-site security.

During the 2021 Arras exploration program, cut drillcore samples were sent to ALS laboratory in Karaganda where sample preparation was undertaken. Gold fire assay and atomic absorption spectroscopy were carried out at the Karaganda laboratory, while prepared samples were shipped to ALS laboratory in Ireland for ICP-MS analyses.

Between 2007 and 2021, various laboratories were utilised for analytical requirements including the following:

  Quartz Chemical/Analytical Laboratory, Semipalatinsk, Kazakhstan (2007–2008)
  Jetysugeomining Laboratory LLP, Almaty, Kazakhstan (2009–2011)
  HelpGeo Laboratory, Almaty, Kazakhstan (2012–2014)
  SAEL, Kara-Balta, Kyrgyzstan (2007–2017)
  ALS Kazgeochemistry LLP, Karaganda, Kazakhstan (2021)

SAEL has been utilised by Dostyk as the primary laboratory from 2007 to now, with all results used for the Mineral Resource estimate provided by SAEL. Umpire assays were carried out at Genalysis Laboratory in Perth, Australia. It should be noted that all results used for the Mineral Resource estimate were provided by SAEL up to and including 2017, while results from 2021 were provided by ALS laboratory in Kazakhstan.

At both SAEL and Genalysis, samples were analysed for gold using the gold fire assay (“FA”) with an atomic absorption spectrometry (“AAS”) finish with a 30 g bead used in the FA process. A further 33 elements were determined by an aqua regia digest followed by ICP-OES measurement of elemental concentrations.

Historical quality assurance/quality control (“QA/QC”) samples were comprised of certified reference materials (“CRMs”), blanks, duplicates, and umpire assays. CRMs used were OREAS 209, OREAS 501b, OREAS 502b, OREAS 503b, and OREAS 54Pa. A total of 187 gold CRMs and 124 copper CRMs were analysed, representing 0.52% and 0.34% respectively, of the 36,271 samples in the database, well below the recommended rate for CRMs. A total of 318 blank samples (0.9% of all samples) were submitted for analysis, although no information was provided regarding the acquisition and preparation of the blank samples. Of all the blank material sampled, the majority had below detection or very low values reported, indicating that there is little contamination overall. In 2013, 97 pulp duplicates were submitted for re-assay and the results show relatively good repeatability. However, this only represents one year and 0.27% of all samples and in addition no core duplicates were submitted, representing a significant gap in QA/QC.

External control check assays at Genalysis were completed on 966 samples (2.7% of all assays) and results show relatively good repeatability and similar distribution for gold and copper, although there is a slight positive bias towards the original results, especially for the copper grades.

In the 2021 drilling campaign of four holes, a total of 81 gold and copper CRMs were analysed, representing 2.76% (insertion rate 1 CRM per 40 samples) of all the 2926 core samples. The CRMs used were OREAS 152a, OREAS 503d, OREAS 505, OREAS 506, OREAS 606, which were submitted to ALS for analysis together with the samples.

It is the opinion of the Qualified Person (David Underwood) that sample preparation and analyses were done in line with industry standards and are satisfactory. Although the number of CRM, duplicate, and blank samples are lower than what is considered standard, the quality of assays is considered to be reliable and suitable to be used for the Mineral Resource estimate.

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Data Verification

A site visit was carried out by David Underwood, Qualified Person, between October 21 and November 8, 2021, during which drill rigs and core storage sites were visited, and logging and sample preparation facilities and procedures were inspected. All procedures observed were considered appropriate. During the site visit, David Underwood observed core logging and sampling procedures, reviewed sampling preparation facilities and procedures, and inspected documentation related to drilling, sampling, and assaying. No samples were collected for additional laboratory verification; however, mineralized intervals were inspected and compared with assay values for confirmation of mineralization.

The authors of the Beskauga Technical Report have reviewed all of the information provided by the Company and all publicly available historical reports. Original assay certificates were made available for drilling completed between 2007 and 2021. The authors compared randomly chosen sample intervals within the drill database provided by the Company, to the original assay certificates. Several instances were noted where provisional values were not updated with final assay values. The database was updated using the final certified values. No other discrepancies were identified.

The verification programs undertaken on the collected data adequately support the geological interpretations. The analytical database quality therefore supports the use of the data in mineral resource estimation.

Mineral Processing and Metallurgical Testing

Six metallurgical testing programs have been conducted on the mineralisation at Beskauga between 2009 and 2017, including initial evaluation of flotation testing on a master composite (2009), mineralogical evaluation and flotation response on average grade metallurgical composite (2010), flotation response on high grade metallurgical composite (2011), comminution and flotation optimisation testing on various metallurgical composites (2015), gold optimisation testing on bulk product (2017) and Toowong Process amenability testing (2017). Testing was carried out at Kazmekhanbor (Almaty, Kazakhstan), ALS Ammtec (Perth, Australia), Wardell Armstrong International (Cornwall, United Kingdom) and HRL Testing (Brisbane, Australia).

Initial laboratory testing showed copper recovery of 78.44% and concentrate grades of 18.48% Cu, which were lower than desired, as well as identifying high arsenic levels in the final copper concentrate due to the presence of tennantite. Subsequent bench-scale testwork focused on the testing of a starter pit composite and an average copper grade composite, which enabled a rougher/scavenger stage to recover most of the mineralisation into a low concentrate mass (at a primary grind size P80 of 120 µm), followed by regrinding the rougher/ scavenger concentrate and then utilising three-stage cleaning to produce a final copper concentrate. Concentrate grades of >22% Cu were achieved for all samples, with recoveries between 78.18% and 87.58%.

Locked cycle tests carried out on each of the Beskauga Main metallurgical composites showed that copper grades of >20% were achieved at recoveries ranging from 82.66% to 89.06%.

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Cyanide leach testing was carried out on rougher and first cleaner scavenger tail products for the gold at Beskauga Main, which is primarily associated with chalcopyrite but also occurs in pyrite. Results showed that there is a high portion of cyanide soluble gold in the rougher tail and first cleaner scavenger tail products and that good recoveries (52.8% and 60.4%, respectively) could be achieved. It is proposed that a pyrite float stage on the rougher tailings stream is included to produce a gold-bearing pyrite concentrate.

The Toowong Process is an emerging hydrometallurgical treatment process designed to remove arsenic, antimony and other metalloid and non-metal penalty or hazardous elements from base and precious metal concentrates. A final copper concentrate sample was used to test the amenability of Beskauga concentrate to the Toowong process. Preliminary benchtop leaching testwork demonstrated that the Beskauga Main concentrate is amenable to removal of the penalty element arsenic with this process.

The several stages of test work have demonstrated the following key findings:

  Approximately 85% or above of the copper in the Beskauga deposit can be recovered to a sulphide concentrate via floatation using a coarse grind size P80 of 120 μm, resulting in a copper concentrate >21% Cu.
  Approximately 55% of the gold contained in the Beskauga deposit reports to the copper concentrate, which grades at approximately 20 g/t Au or above.
  An additional 19.5% of the gold in the Beskauga deposit that does not report to the copper concentrate could potentially be recovered by including a pyrite float stage on the rougher tailings stream to produce a gold bearing pyrite concentrate. The pyrite concentrate in combination with the first cleaner scavenger tail would be sent to a conventional CIL circuit to recover the gold as a gold doré.
  The Toowong Process is a potential avenue to address penalty levels of arsenic in the copper concentrate.

Mineral Resource Estimate

On December 12, 2021, the Beskauga drill hole data was provided to Archer, Cathro & Associates (1981) Limited. Data was inspected for overlapping or missing data, inconsistent hole depths, downhole survey errors, and mis-matching hole identification.

Wireframes representing mineralised areas were generated by the Company in Leapfrog. Grade shells were based on copper and gold assay data and took into consideration lithological constraints and known structural trends. One metre composites were generated down drillholes passing through the mineralised wireframes.

Classical statistical analysis was carried out for composites within the mineralised wireframes to determine appropriate capping values for copper, gold, and silver. Top cut values for copper, gold, and silver were 3.00%, 10.0 g/t, and 25.0 g/t, respectively.

Variograms were calculated and modelled for the composited sample file constrained by the corresponding mineralised envelopes using Supervisor software (version 8.14.3.2). Geostatistical analysis was carried out separately for copper, gold, and silver mineralisation.

Horizontal continuity was modeled first at twenty 18° increments. Continuity models were then created for the across strike and dip-plane orientations. Once the direction of maximum continuity was selected, a down-hole linear semi-variogram was created to determine the nugget effect.

Bulk density values were assigned to block model cells using a single bulk density value of 2.73 t/m3.

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Block modelling was carried out using Geovia GEMS software (version 6.7.2). An empty block model was created to enclose the wireframe models with block sizes of 20 m x 20 m x 20 m. Copper, gold, and grades were interpolated into the empty block model using both Ordinary Kriging (“OK”) and Inverse Distance Weighting (“IDW”). The IDW method with a power of two was used to support and validate the kriged estimates.

The first search radii for all mineralised envelopes were selected to be equal to approximately one quarter of the semi-variogram long ranges in all directions. Model cells that did not receive a grade estimate from the first pass interpolation run were used in the next (second pass) interpolation with search radii equal to approximately two-thirds the semi-variogram ranges in all directions. A third interpolation was run using search radii equal to the semi-variogram ranges. The model cells that did not receive grades from the first three passes were then estimated using a fourth pass with search radii equal to twice the semi-variogram ranges.

Validation of the Beskauga grade interpolation was completed using a comparison of the block model and composite mean grades, visual checks on screen in sectional view to ensure that block model grades honour the general grade of downhole composites, swath plots comparing input and output grades in a semi-local sense, and comparison of the block model volume with the combined wireframe volume. There is a degree of smoothing as expected from the estimation method used, particularly evident in areas of wide spaced drilling where the number of composites was relatively low. However, the general trend in the composites is reflected in the block model.

Mineral Resources were classified using the CIM (2014) definition of Mineral Resources into Indicated and Inferred Mineral Resources. The classification is based upon an assessment of geological and mineralisation continuity, and QAQC results, as well as considering the level of geological understanding of the deposit. Classification was done by colour coding the interpolation run, with blocks falling within the first two interpolation runs classified as Indicated, and all others Inferred. The resulting block model was displayed on screen and the classification of outlying blocks downgraded.

To demonstrate the potential of the Beskauga deposit for eventual economic extraction, a preliminary pit optimisation study was completed. The pit optimisation was carried out using the Mining module of the Studio NPVS software application using the Lerch-Grossman algorithm.

The Mineral Resource estimate has been reported for all blocks in the resource model that are contained within the pit and have a gross metal value (“GMV”) exceeding $20/t. The GMV was calculated using base-case metal prices and recoveries for copper, gold, and silver.

The Mineral Resource estimate has reasonable prospects for eventual economic extraction, and is a realistic inventory of mineralisation which, under assumed and justifiable technical and economic conditions, might, in whole or in part, become economically extractable.

Table 2: Mineral Resource Estimate for the Beskauga Project (effective date of December 27, 2021)

Category	Tonnage (Mt)	Cu %	Au g/t	Ag g/t
Indicated	111.2	0.30	0.49	1.34
Inferred	92.6	0.24	0.50	1.14

Notes:

•	A GMV $/t cut-off of $20/t was used, and the GMV formula is: GMV $/t = Au(grams)*74.5%*$56.26+ Cu(tonnes)*85%*$7.714 + Ag(grams)*50%*$0.71
•	Base metal prices considered were $3.50/lb copper, $22.00/oz silver, and $1,750/oz gold.
•	The Mineral Resource is stated within a pit shell using the base-case metal prices.

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•	Mineral Resources are estimated and reported in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted 10 May 2014.
•	Matthew Dumala (P.Eng.), is the independent Qualified Person with respect to the Mineral Resource estimate.
•	The Mineral Resource is not believed to be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors.
•	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.
•	The quantity and grade of reported Inferred Resources in this Mineral Resource estimate are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as Indicated or Measured; however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Exploration, Development, and Production

The authors recommend an additional work program by Arras on the Beskauga Project over the next 12 months should include:

•	A drill program testing the extensions of the mineralisation at Beskauga
•	Collection of multi-element and hyperspectral data from a selection of historical pulps and drill core to enable the design of routine analytical protocol for all additional drilling
•	Relogging of all available drill core including detailed alteration and vein logging, and development of an appropriate Standard Operating Procedure for logging for future drilling
•	Submission of additional QA/QC samples (~5% pulp duplicates and 5% umpire samples) together with CRMs, in order to improve the quality control data, and design of a routine QA/QC protocol for ongoing drilling
•	A comprehensive density testing program to confirm the density value used in the Mineral Resource estimate
•	Integrated geological, structural, alteration, litho-geochemical and hyperspectral study to support the development of a three-dimensional (3D) geological model along with a geometallurgical domain model
•	Additional metallurgical test work to confirm recovery and comminution parameters as well as deleterious element mitigation, with sample selection based on geometallurgical domains
•	Follow-up on regional targets with mapping and sampling
•	Identify power and water sources, project requirements, and begin all permitting processes
•	Address any other gaps to be filled in order to advance the Beskauga Project towards a Mineral Resource update and Preliminary Economic Assessment.

These items should be carried out concurrently as a single phase of work over the next 12 months.

The authors estimate that the total cost of the next phase work program is approximately US$1.5 million.

Table 3: Recommended Work program budget estimate

Item	Cost in US$
Drilling of 6,000 m at Beskauga (exploration to test extensions of deposit)	$600,000
Mapping & Sampling	$200,000
Geophysics	$180,000
Study of infrastructure	$20,000
QAQC sampling and density testing	$50,000
Additional metallurgical testing	$50,000
In-country general and administration and logistics	$400,000
Total	$1,500,000

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Available Funds and Principal Purposes

Available Funds and Principal Purposes

This is a non-offering prospectus. The Company is not raising any funds in conjunction with this Prospectus and accordingly, there are no proceeds to be raised by the Company pursuant to this Prospectus. As at October 31, 2021, the Company had working capital of $6,494,000. As at April 30, 2022, the Company had working capital of approximately $1,841,000. Upon Listing, the principal purposes for the foregoing available funds are expected to be as follows:

Principal Purposes	Amount in US$
Corporate administration and overhead costs (1)	$890,000
Recommended exploration program in Kazakhstan (2)	$780,000
Unallocated working capital (3)	$171,000
Total	$1,841,000
(1)	Includes $575,000 for personnel & directors, remaining Listing related costs of $50,000, ongoing office/G&A of $130,000 (inclusive of $70,000 of office rent, $15,000 in investor relations activities, $30,000 for insurance, $13,000 for corporate travel, the remainder being other miscellaneous administrative costs) and ongoing professional fees of $135,000.
(2)	$1,500,000 as per the recommended exploration program (See “Beskauga Project - Exploration, Development, and Production”), less amounts incurred in relation to drilling, assaying, geophysics, sampling and QAQC and personnel costs in the current exploration program. Funds allocated for the recommended exploration program in Kazakhstan include $200,000 in personnel expenditures which form part of the salary payable to Tim Barry, as a result of his direct participation in the Company’s exploration work.
(3)	The unallocated funds are to act as a contingency on unanticipated costs incurred in the next twelve months. If in excess, the funds will be used for exploration and corporate activities in future periods.

It is anticipated that the available funds will be sufficient to achieve the Company’s objectives over the next 12 months. The Company intends to spend the funds available to it as stated in this Prospectus. There may be circumstances or market conditions, however, where for sound business reasons a reallocation of funds may be necessary. In addition, the current COVID-19 pandemic as well as future unforeseen events may impact the ability of the Company to use the available funds as intended or disclosed. Use of funds will be subject to the discretion of management. Until we use the unallocated funds, we will hold them in cash and/or invest them in short-term, interest-bearing, investment-grade securities. Although we regularly evaluate potential acquisition and investment opportunities, we have no current arrangements or commitments with respect to any particular transaction. See “Risk Factors – Risks Related to the Company – Use of Proceeds”.

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Business Objectives and Milestones

The primary business objectives for the Company over the next 12 months includes completing the following additional work programs at the Beskauga Project:

•	A drill program testing the extensions of the known mineralisation at Beskauga.
•	Collection of multi-element and hyperspectral data from a selection of historical pulps and drill core to enable the design of routine analytical protocol for all additional drilling.
•	Relogging of all available drill core including detailed alteration and vein logging, and development of an appropriate Standard Operating Procedure for logging for future drilling.
•	Submission of additional QA/QC samples (~5% pulp duplicates and 5% umpire samples) together with CRMs, in order to improve the quality control data, and design of a routine QA/QC protocol for ongoing drilling.
•	A comprehensive density testing program to confirm the density value used in the Mineral Resource estimate.
•	Integrated geological, structural, alteration, litho-geochemical and hyperspectral study to support the development of a three-dimensional (3D) geological model along with a geometallurgical domain model.
•	Additional metallurgical test work to confirm recovery and comminution parameters as well as deleterious element mitigation, with sample selection based on geometallurgical domains.
•	Follow-up on regional targets with mapping and sampling.
•	Identify power and water sources, project requirements, and begin all permitting processes.
•	Address any other gaps to be filled in order to advance the Project towards a Mineral Resource update and Preliminary Economic Assessment.

Negative Operating Cash Flow

For the period from the date of incorporation on February 5, 2021 to October 31, 2021, the Company had negative cash flow from operations. If the Company continues to have negative cash flow into the future, net proceeds may need to be allocated to fund this negative cash flow. The Company anticipates it will continue to have negative cash flow from operating activities in future periods until its properties generate revenues. Future cash flows from such interests are dependent upon the underlying projects achieving production. There can be no assurance that such production will ever be achieved. See “Caution Regarding Forward-Looking Statements” and “Risk Factors” for further detail.

Consolidated Capitalization

Other than described in this Prospectus, there have been no material changes in the share capitalization or indebtedness of the Company since October 31, 2021. The following table sets forth the consolidated capitalization of the Company as of October 31, 2021 and the date of the Prospectus. This table is presented and should be read in conjunction with our financial statements and the related notes included elsewhere in this Prospectus and with the information under “Selected Historical Financial Information” and “Management’s Discussion and Analysis”.

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	As at October 31, 2021	As at the date of this Prospectus
Short-term debt	$541,624	$169,200
Long-term debt	—	—
Non-controlling interests	—	—
Total shareholders’ equity	7,250,703	10,029,197
Total capitalization	$7,792,327	$10,198,397

Selected Financial Information

The following table sets out selected financial information for the Company. The following information should be read in conjunction with the Audited Financial Statements of the Company for the period from incorporation on February 5, 2021 to October 31, 2021. The following information should be read in conjunction with those financial statements and the accompanying notes found elsewhere in this Prospectus.

	Period ended January 31, 2022	Period ended October 31, 2021
Statements of Loss and Comprehensive Loss
Exploration	$237,743	$601,820
Personnel	276,070	674,718
Professional services	97,381	492,908
Directors’ fees	86,716	308,009
Office and administrative	36,833	41,012
Marketing and shareholders’ communication	10,157	18,622
Depreciation	7,572	21,667
Foreign exchange loss (gain)	96,161	(47,163)
Interest income	(14)	(11)
Net and Comprehensive loss for the year	$(848,619)	$(2,111,582)

	Period ended January 31, 2022	Period ended October 31, 2021
Balance Sheet Data
Cash and cash equivalents	$3,630,542	$3,806,291
Other receivables	15,647	15,929
Prepaid expenses	23,293	32,030
Due from related party	—	2,808
Loans to Ekidos Minerals LLP	5,315,000	3,178,500
Total Current Assets	8,984,482	7,035,558
Office and equipment	100,588	105,166
Exploration properties	651,603	651,603
Other non-current assets	33,482	—
Total Assets	9,770,155	7,792,327

Accounts payable and accrued liabilities	$395,435	$541,624
Due to related party	1,037	—
Total Liabilities	396,472	541,624

Share Capital	11,246,808	8,439,234
Reserves	1,087,076	923,051
Deficit	(2,960,201)	(2,111,582)
Total Shareholders’ Equity	9,373,683	7,250,703
Total Liabilities and Shareholders’ Equity	$9,770,155	$7,792,327

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Financial Statements and Management’s Discussion and Analysis

The following financial statements and MD&A are included as appendices to this Prospectus:

Appendix I:	Audited Financial Statements of the Company for the period from the date of incorporation on February 5, 2021 to October 31, 2021

Appendix II:	Management’s Discussion and Analysis of the Company for the period from the date of incorporation on February 5, 2021 to October 31, 2021

Appendix III:	Unaudited Condensed Interim Financial Statements of the Company for the three months ended January 31, 2022

Appendix IV:	Management’s Discussion and Analysis of the Company for the three months ended January 31, 2022

Appendix V:	Audited Financial Statements of Ekidos Minerals Limited Liability Partnership for the year ended December 31, 2021

Appendix VI:	Audited Financial Statements of Ekidos Minerals Limited Liability Partnership for the period from incorporation to December 31, 2020

The financial statements listed above have been prepared in accordance with IFRS. With respect to the Audited Financial Statements of Ekidos Minerals Limited Liability Partnership, readers are cautioned that the accounting policies reflected therein may not align with the significant accounting policies used in the consolidation of the financial results of Ekidos LLP into the financial statements of the Company for the financial periods following the Company’s acquisition of Ekidos LLP. As a result, following consolidation, the financial results of Ekidos LLP may differ from those included in the financial statements of Ekidos LLP included in this Prospectus.

Certain information included in the MD&A is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Cautionary Statement Regarding Forward-Looking Information”.

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Description of Share Capital

The following describes the material terms of our authorized share structure. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s articles.

Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value of which 52,566,150 Common Shares are issued and outstanding as at the date of the Prospectus.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis.

Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s articles must be approved in accordance with the articles of the Company and the BCBCA.

Options

As of the date of this Prospectus, there are 5,260,000 Options issued and outstanding under the Arras Equity Plan.

See “Executive Compensation – Arras Equity Plan” for a description of the material terms of the Options and the Arras Equity Plan.

Silver Bull Warrants

As of the date of this Prospectus, there are 1,971,289 Silver Bull Warrants issued and outstanding.

See “General Development and Business of the Company – Separation and Distribution Agreement” for a description of the Silver Bull Warrants.

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Options and Rights to Purchase Securities

Options

Category of Holder	Number of Common Shares issuable under Options	Exercise price per Option	Expiration Date
Executive officers and past executive officers as a group (three executive officers)	1,500,000 800,000	C$0.50 C$0.50	2026-04-14 2026-08-05
Directors and past directors (who are not also executive officers) as a group (four directors)	1,500,000 300,000	C$0.50 C$1.00	2026-04-14 2027-03-01
Executive officers and past executive officers of all subsidiaries of Arras, excluding executive officers of Arras	-	-	-
Directors and past directors of all subsidiaries of Arras, who are not also executive officers of the subsidiary, excluding Directors of Arras	-	-	-
Other employees and past employees of Arras, as a group	300,000 100,000	C$0.50 C$0.50	2026-04-14 2026-09-24
Other employees and past employees of subsidiaries of Arras, as a group	60,000	C$0.50	2026-09-24
Consultants of Arras, as a group	500,000 100,000 100,000	C$0.50 C$0.50 C$1.00	2026-04-14 2026-09-24 2026-12-07
Total	5,260,000

See “Executive Compensation – Arras Equity Plan” for a description of such options.

Silver Bull Warrants

The following table sets forth the aggregate number of Silver Bull Warrants held by current and past directors, executive officers and employees as of the date of this Prospectus.

Category of Holder	Number of Warrants Held	Exercise Price	Issue Date	Expiry Date
Executive officers and past executive officers as a group (two executive officers)	8,000 159,500	US$0.59 US$0.59	2020-10-27 2020-11-09	2025-10-27 2025-11-09
Directors and past directors (who are not also executive officers) as a group (four directors)	194,500	US$0.59	2020-10-27	2025-10-27
Executive officers and past executive officers of all subsidiaries of Arras, excluding executive officers of Arras	-	-	-	-
Directors and past directors of all subsidiaries of Arras, who are not also executive officers of the subsidiary, excluding Directors of Arras	-	-	-	-
Other employees and past employees of Arras, as a group	8,000	US$0.59	2020-10-27	2025-10-27
Other employees and past employees of subsidiaries of Arras, as a group	-	-	-	-
Consultants of Arras, as a group	-	-	-	-
Total	370,000

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Pursuant to the Distribution, holders of Silver Bull Warrants were given the option to receive, upon exercise of any Silver Bull Warrant, one Silver Bull common share and one Common Share. In the event that any such holder exercises that option, the Company will receive US$0.25 of the proceeds from the exercise of each of these warrants (this US$0.25 being a proportion of the US$0.59 exercise price being determined based upon the fair market value of the Arras shares distributed in September 2021, as compared to Silver Bull’s market capitalization immediately prior to the distribution). In the event that a holder does not exercise such option, the holder will receive only Silver Bull common shares at an adjusted exercise price of US$0.34 and no Common Shares.

Prior Sales

The following table contains details of the prior sales of Common Shares or securities convertible into Common Shares by the Company during the 12 months preceding the date of this Prospectus:

Date of Issuance	Nature of Issuance	Number of Securities Issued	Issue/Exercise Price
April 1, 2021	Private Placement of Common Shares	5,035,000 Common Shares	C$0.50
April 15, 2021	Option Grant	4,000,000 Options	C$0.50
August 15, 2021	Option Grant	800,000 Options	C$0.50
September 24, 2021	Option Grant	260,000 Options	C$0.50
September 24, 2021	Silver Bull Warrants	1,971,289 Silver Bull Warrants	US$0.25
October 21, 2021	Private Placement of Common Shares	6,368,000 Common Shares	C$1.00
November 25, 2021	Private Placement of Common Shares	2,106,000 Common Shares	C$1.00
November 25, 2021	Common Shares issued to brokers in relation to the above Private Placement	21,630 Common Shares	C$1.00
December 7, 2021	Stock Option Grant	100,000 Options	C$1.00
December 20, 2021	Private Placement of Common Shares	1,520,000 Common Shares	C$1.00
December 20, 2021	Common Shares issued to brokers in relation to the above Private Placement.	24,420 Common Shares	C$1.00
March 2, 2022	Stock Option Grant	300,000 Options	C$1.00
May 30, 2022	Private Placement of Common Shares	1,091,000 Common Shares	C$1.50

See “Options and Rights to Purchase Securities – Silver Bull Warrants” for a description of the Silver Bull Warrants.

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Dividend Policy

The Company has not, since the date of its incorporation, declared or paid any dividends on the Common Shares and does not currently have a policy with respect to the payment of dividends. The Company currently intends to retain any future earnings to fund the development and growth of its business and does not currently anticipate paying dividends on the Common Shares. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. See “Risk Factors – Risks Related to Our Common Stock - No dividends are anticipated.”

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

NP 46-201 provides that all securities of an issuer owned or controlled by a Principal must be placed in escrow at the time the issuer distributes its securities or convertible securities to the public by prospectus, unless the securities held by such Principal or issuable to such Principal upon conversion of convertible securities held by the Principal collectively represent less than 1% of the total issued and outstanding securities of the issuer. Generally, NP 46- 201 does not apply to a prospectus that does not offer securities to the public. However, in Arras’ case, as a market is being developed for its securities, this Prospectus is to be considered an “IPO prospectus” for the purposes of NP 46-201. As such, the securities held by certain “Principals” of the Company (as defined in TSXV Policy 1.1 – Interpretation) (the “Principals”) will be held in escrow pursuant to the policies of NP 46-201.

The following table sets forth the securities of the Principals that, as at the date of Listing, will be subject to escrow or that are currently, or will be, subject to a contractual restriction on transfer and the percentage that number represents of the outstanding securities of that class.

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	2,498,949	4.75%
Options	3,400,000	62.27%
Silver Bull Warrants	407,000	20.65%

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As at the date hereof, the Company and Brian Edgar, 0893306 B.C Ltd., Shelina Edgar, Timothy Barry, Daniel Kunz, Darren Klinck and Christopher Richards as Principals (together, the “Escrowed Shareholders”), will enter into an escrow agreement (the “Escrow Agreement”) with Olympia Trust Company, as escrow agent (the “Escrow Agent”), pursuant to which the Escrowed Shareholders will collectively deposit 2,498,949 Common Shares, 3,400,000 Options 407,000 Silver Bull Warrants into escrow (the “Escrowed Securities”) with the Escrow Agent, representing 4.75% of the issued and outstanding Common Shares as of the date of the Prospectus, 62.27% of the issued and outstanding Options as of the date of this Prospectus and 20.67% of the issued and outstanding Silver Bull Warrants as of the date of this Prospectus. G. Wesley Carson and Vera Kobalia each own less than 1% of the total issued and outstanding securities of the Company and their securities will not be subject to the escrow requirements pursuant to the policies of NP 46-201.

The following sets forth particulars of the Escrowed Securities that are subject to the Escrow Agreement as of the date of this Prospectus:

Shareholder	Number of Common Shares	Number of Options	Number of Silver Bull Warrants
Brian Edgar	1,144,704	800,000	106,500
Shelina Edgar (1)	525,000	-	212,500
Timothy Barry	311,149	1,000,000	-
Daniel Kunz	442,096	300,000	80,000
Darren Klinck	20,000	800,000	-
Christopher Richards	56,000	500,000	8,000

Notes:

(1)	Spouse of Brian Edgar; securities held includes 475,000 Common Shares and 212,500 Silver Bull Warrants indirectly and beneficially held via 0893306 B.C Ltd., a private company wholly-owned and controlled by Shelina Edgar. 0893306 B.C Ltd. is also subject to the Escrow Agreement.

Upon the completion of the Listing, the Company will be an “emerging issuer” pursuant to NP 46-201 and, as such, the Escrowed Securities will be subject to a three-year escrow and subject to the following release scheduled:

Date	Number of Escrowed Securities Released
On the Listing Date	1/10th of the Escrowed Securities
6 months after the Listing Date	1/6th of the remaining Escrowed Securities
12 months after the Listing Date	1/5th of the remaining Escrowed Securities
18 months after the Listing Date	1/4th of the remaining Escrowed Securities
24 months after the Listing Date	1/3rd of the remaining Escrowed Securities
30 months after the Listing Date	1/2 of the remaining Escrowed Securities
36 months after the Listing Date	The remaining escrow securities

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The release schedule may be accelerated if the Company, after the Listing, meets “Tier 1 Issuer” listing requirements of the TSXV or otherwise establishes itself as an “established issuer” as described in NP 46-201.

As of the date of this Prospectus, none of the securities of the Company are or will be at the time of Listing subject to the “Seed Share” restrictions set out in Policy 5.4 – Escrow, Vendor Consideration and Resale Restrictions of the Corporate Finance Manual of the TSXV (“TSXV Policy 5.4”).

Pursuant to the terms of the Escrow Agreement, the Escrowed Securities will not be able to be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings within escrow are:

•	transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with the approval of the Board;
•	transfers to a person or company that before the proposed transfer holds more than 20% of the Company’s outstanding Common Shares, or to a person or company that after the proposed transfer will hold more than 10% of the Company’s outstanding Common Shares and has the right to elect or appoint one or more directors or senior officers of the Company or any material operating subsidiary;
•	transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor’s spouse, children or parents;
•	transfers upon bankruptcy to the trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy; and
•	pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow.

Tenders of Escrowed Securities to a take-over bid or business combination are permitted provided that, if the tenderer is a Principal of the successor corporation upon completion of the take-over bid or business combination, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of the successor corporation’s escrow classification.

Additionally, securities of the Company may be subject to additional escrow restrictions and restrictions on transfer pursuant to NP 46-201, or if required by the TSXV (in accordance with TSXV Policy 5.4) or other applicable regulations of any other stock exchange on which the securities of the Company may be listed for trading in the future. There can be no guarantee that the Common Shares will be listed for trading on the TSXV or any other stock exchange.

Statutory Hold Periods

1,091,000 Common Shares held by certain shareholders of the Company, issued at C$1.50 per Common Share pursuant to a private placement on May 30, 2022, are subject to a hold period governed by National Instrument 45-102 – Resale of Securities.

In addition to the foregoing, securities legislation may impose additional resale restrictions on securities issued by the Company from time to time. Such hold periods are governed by National Instrument 45-102 – Resale of Securities. All certificates representing securities subject to these restrictions will bear legends indicating the applicable hold periods.

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Principal Shareholders

No person or entity beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding voting shares of any class of the Company as of the date of this Prospectus.

Directors and Executive Officers

The following table sets forth the name of each director and executive officer of the Company as at the date of this Prospectus, their province or state and country of residence, their position(s) and office(s) held with the Company, their principal occupation(s) during the preceding five years and the date they became a director of the Company. Each director’s term will expire immediately prior to the next annual meeting of shareholders of the Company.

Name and Municipality of Residence	Position(s)/title	Date first became a director	Principal occupation(s) for the past five years
Brian D. Edgar Vancouver, British Columbia Age: 72	Chairman Audit Committee Member Corporate Governance and Nominations Committee Chair Compensation Committee Member	February 5, 2021	Corporate Director
Timothy T. Barry Ekibastuz, Kazakhstan Age: 46	Director and Chief Executive Officer	February 5, 2021	President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras; and Chief Executive Officer of Silver Bull (a mining company) (since 2011).
Darren E. Klinck, Vancouver, British Columbia Age: 45	Director and President	October 1, 2021	President, Arras (since October 1, 2021); President, Silver Bull (a mining company) (since October 1, 2021); President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc.; and Executive Vice President (among other roles) of OceanaGold Corporation (April 2007–June 2017).

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Name and Municipality of Residence	Position(s)/title	Date first became a director	Principal occupation(s) for the past five years
G. Wesley Carson Vancouver, British Columbia Age: 44	Director Compensation Committee Chair Corporate Governance and Nominations Committee	April 1, 2021	Vice President, Mining Operations at Wheaton Precious Metals Corp. (since 2017); and Vice President, Project Development at Sabina Gold & Silver Corp. (from 2012 to 2017).
Daniel J. Kunz Boise, Idaho Age: 69	Director Audit Committee Chair Compensation Committee Member	April 1, 2021	President and Chief Executive Officer of Prime Mining Corp. (a mining company) (since June 2020); and Managing Member of Daniel Kunz & Associates, LLC (an advisory and engineering services company) (since 2014).
Vera Kobalia New Westminster, British Columbia Age: 40	Director Audit Committee Member Corporate Governance and Nominations Committee	March 2, 2022	Founder, Kobalia Consulting (a firm advising public and private sector leaders, including local and federal governments) (since 2013); Co-founder, Olyn Inc. (an asset registry service) (since 2020).
Christopher Richards Vancouver, British Columbia Age: 44	Chief Financial Officer	N/A	Chief Financial Officer of Silver Bull (a mining company) (since September 2020); Vice President of Finance for Great Panther Mining Limited (a mining company) (from June 2018 until February 2020); Self employed senior financial consultant (January 2017 until May 2018); Vice President of Finance and Corporate Secretary of Kyzyl Gold Ltd. (a mining company) (December 2013 until December 2016)

Note:

(1)	Christopher Richards, CFO, is an employee of Arras. Each of Timothy Barry, CEO, and Darren Klinck, President, are independent contractors of Arras.
(2)	The non-employee directors of the Company are not formally engaged with the Company via any employment or contractor agreements.

The directors and executive officers (as a group) beneficially own, or exercise control or direction, directly or indirectly, over, a total of 2,313,949 Common Shares, representing approximately 4.40% of the total outstanding Common Shares.

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Non-Executive Directors

Brian Edgar

Mr. Edgar has served as Chairman of Arras since its inception on February 5, 2021 and as Chairman of the Silver Bull Board since April 2010. Mr. Edgar has broad experience working in junior and mid-size natural resource companies. He served as President and Chief Executive Officer of Dome Ventures Corporation (“Dome”) from February 2005 to April 2010, when Dome was acquired by Silver Bull. Further, Mr. Edgar served as a director of Dome (1998–2010), Lundin Mining Corp. (September 1994 – May 2015), Lucara Diamond Corp. (2007–May 2020), BlackPearl Resources Inc. (2006–December 2018), and ShaMaran Petroleum Corp. (2007–June 2019). He has served as a director of Denison Mines Corp. since 2005 and of numerous public resource companies over the last 30 years. Mr. Edgar practiced corporate/securities law in Vancouver, British Columbia, Canada for 16 years.

Mr. Edgar has not entered into a non-competition or non-disclosure agreement with the Company. It is expected that he will devote approximately 20% of his time to the business of the Company to effectively fulfill his duties as director.

Daniel Kunz

Mr. Kunz has more than 35 years of experience in international mining, energy, engineering and construction. He has served as a member of the Silver Bull Board since April 2011. In June 2020, he was appointed President and Chief Executive Officer of Prime Mining Corp., a mine development company. Since 2014, he has been the managing member of Daniel Kunz & Associates, LLC, an advisory and engineering services company focused on the natural resources sector. From 2013 to 2018, he was the Chairman and Chief Executive Officer of Gold Torrent, Inc., a mine development company. In addition, Mr. Kunz is the founder, and from 2003 until he retired in April 2013 was the President and Chief Executive Officer and a director, of U.S. Geothermal, Inc., a renewable energy company that owns and operates geothermal power plants in Idaho, Oregon, and Nevada and was sold to Ormat Technologies, Inc. in 2018. Mr. Kunz was Senior Vice President and Chief Operating Officer of Ivanhoe Mines Ltd. from 1997 to October 2000, and served as its President and Chief Executive Officer and as a director from November 2000 to March 2003. He was part of the team that discovered Oyu Tolgoi, one of the world’s largest copper-gold deposits. From March 2003 to March 2004, Mr. Kunz served as President and Chief Executive Officer of China Gold International Resources Corp. Ltd. and served as a director from March 2003 to October 2009. Mr. Kunz was a founder of MK Resources LLC, formerly known as the NASDAQ-listed company MK Gold Company, and directed it’s 1993 initial public offering as the President and Chief Executive Officer and a director. For 17 years, he held executive positions with NYSE-listed Morrison Knudsen Corporation (including Vice President and Controller). Mr. Kunz holds a Master of Business Administration and a Bachelor of Science in Engineering Science. He is currently a director of Raindrop Ventures Inc., Prime Mining Corp., and Greenbriar Capital Corp.

Mr. Kunz has not entered into a non-competition or non-disclosure agreement with the Company. It is expected that he will devote approximately 5% of his time to the business of the Company to effectively fulfill his duties as director.

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Wesley Carson

Mr. Carson, BASc., P.Eng., has over 20 years of experience in the mining industry and has held a variety of leadership roles in operations, project development and engineering with both junior and major mining companies, including multiple M&A integrations. Since June 2017, he has been the Vice President, Mining Operations at Wheaton Precious Metals Corp. From June 2012 to June 2017, Mr. Carson was the Vice President – Project Development with Sabina Gold & Silver Corp. He also worked with Thompson Creek Metals Company Inc. as Vice President and General Manager for the Mt. Milligan project in Central British Columbia from October 2010 to February 2012, and for Terrane Metals Corp. as its Director, Mining from November 2007 to November 2010. Prior to this, he worked for Cominco Ltd., Teck Corporation, Placer Dome Inc. and Barrick Gold Corporation in a variety of operating roles in both North America and Africa. Mr. Carson received his Bachelor of Applied Science, Mining and Mineral Process Engineering at the University of British Columbia, and is a registered Professional Engineer in the Province of British Columbia.

Mr. Carson has not entered into a non-competition or non-disclosure agreement with the Company. It is expected that he will devote approximately 5% of his time to the business of the Company to effectively fulfill his duties as director.

Vera Kobalia

Ms. Kobalia is founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia and United Kingdom. She is also co-founder of Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia previously was Deputy Chair of the Board of the Astana Expo 2017 National Company, which was responsible for the management and construction of associated facilities and infrastructure for the International Exposition held in Astana, Kazakhstan in 2017. Ms. Kobalia served as Advisor to the President of Georgia in 2012-2013 and was Minister of Economy and Sustainable Development for the Republic of Georgia in 2010-2012.

Ms. Kobalia is currently a visiting lecturer at the European Academy of Diplomacy (Warsaw, Poland); a member of the People’s Panel at the Centre of Public Impact (London, UK); a member of the Economic Development Advisory Committee for the City of New Westminster (British Columbia, Canada); and a member of the Board of Directors for Sandstorm Gold (TSX: SSL). Ms. Kobalia was recognized as one of Business in Vancouver’s “Top 40 Under 40” award winners in 2019 and is a frequent speaker at various international forums including the World Economic Forum, where she was a Board Member on the Global Council for Development Finance in 2018-2019.

She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. Ms. Kobalia has not entered into a non-competition or non-disclosure agreement with the Company. It is expected that she will devote approximately 5% of her time to the business of the Company to effectively fulfill her duties as director.

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Executive Directors/Executive Officers

Timothy Barry, Director and Chief Executive Officer

Mr. Barry has served as President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras and as President (2011–October 1, 2021), Chief Executive Officer and a director and (since March 2011) of Silver Bull. From August 2010 to March 2011, he served as Silver Bull’s Vice President – Exploration. Between 2006 and August 2010, Mr. Barry spent five years working as Chief Geologist in West and Central Africa for Dome. During this time, he managed all aspects of Dome’s exploration programs and oversaw corporate compliance for Dome’s various subsidiaries. Mr. Barry also served on Dome’s board of directors. In 2005, he worked as a project geologist in Mongolia for Entree Gold, a company that has a significant stake in the Oyu Tolgoi mine in Mongolia. Between 1998 and 2005, Mr. Barry worked as an exploration geologist for Ross River Minerals Inc. on its El Pulpo copper/gold project in Sinaloa, Mexico, for Canabrava Diamonds Corporation on its exploration programs in the James Bay lowlands in Ontario, Canada, and for Homestake Mining Company on its Plutonic Gold Mine in Western Australia. He has also worked as a mapping geologist for the Geological Survey of Canada in the Coast Mountains, and as a research assistant at the University of British Columbia, where he examined the potential of CO2 sequestration in Canada using ultramafic rocks. Mr. Barry received a bachelor of science degree from the University of Otago in Dundein, New Zealand and is a Chartered Professional Geologist (CPAusIMM).

The Barry Consulting Agreement (as defined below) includes terms related to non-disclosure and non-competition in favour of the Company. It is expected that Mr. Barry will devote approximately 75% of his time to the business of the Company to effectively fulfill his duties as director and CEO.

Darren Klinck, Director and President

Mr. Klinck has served as President of each of Arras and Silver Bull since October 1, 2021. He most recently served as President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc. From April 2007 to June 2017, he served in numerous roles at OceanaGold Corporation, including Executive Vice President and Head of Corporate Development, Head of Business Development, and Vice President of Corporate and Investor Relations. Mr. Klinck has served as a director of ValOre Metals Corp. since June 1, 2021 and as a director of Gold Basin Resources Corp. since September 9, 2021. In addition, he served as a director of Bluestone Resources Inc. from August 2017 to April 2021. Mr. Klinck has a Bachelor of Commerce degree from the Haskayne School of Business at The University of Calgary.

The Westcott Consulting Agreement (as defined below) includes terms related to non-disclosure and non-competition in favour of the Company. It is expected that Mr. Klinck will devote approximately 75% of his time to the business of the Company to effectively fulfill his duties as director and President.

Christopher Richards, Chief Financial Officer

Mr. Richards was appointed as Arras’ Chief Financial Officer effective as of February 5, 2021. Mr. Richards has served as Silver Bull’s Chief Financial Officer as of September 28, 2020. Mr. Richards served as the Vice President of Finance for Great Panther Mining Limited, a U.S. and Canadian dual-listed gold and silver producer, from June 2018 to February 2020. From January 2017 to May 2018, he was self-employed as a senior financial consultant, advising public and private companies in the mining and natural resources industries. Prior to that, Mr. Richards served as the Vice President of Finance and Corporate Secretary (December 2013– December 2016) and Group Controller (April 2009–November 2013) of Kyzyl Gold Ltd., a wholly owned subsidiary of London Stock Exchange-listed Polymetal International plc, engaged in the development of the Kyzyl Gold Mine located in Kazakhstan. From July 2015 to October 2016, he served as the Chief Financial Officer of TSXV-listed True North Gems Inc. Previously, Mr. Richards served as the Corporate Controller of U.S. and Canadian dual-listed NovaGold Resources Inc. and as a Senior Manager of Audit for KPMG LLP. He is a CPA (Chartered Professional Accountant, British Columbia), CA, and received a Bachelor of Business Administration degree from Simon Fraser University in 2000 and a certificate in mining studies from the University of British Columbia in 2014.

The Richards Employment Agreement (as defined below) includes terms related to non-disclosure and non-competition in favour of the Company. It is expected that Mr. Richards will devote approximately 75% of his time to the business of the Company to effectively fulfill his duties as CFO.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer, or proposed director or executive officer, is, as at the date of this Prospectus, or was within 10 years before the date of this Prospectus, a director, CEO or CFO of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days:

(a) that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or

(b) that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

To the knowledge of the Company, no director or executive officer, or proposed director or executive officer, of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this Prospectus, or has been within the 10 years before the date of this Prospectus, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No current or proposed director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Conflicts of Interest

The members of the Board of Directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. See “Corporate Governance”.

To the knowledge of the Company, there are no known existing or potential conflicts of interest between the Company and its directors or officers as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies. See “Corporate Governance” and “Risk Factors – Risks Related to the Company - The directors and officers may have conflicts of interest with the Company”.

Executive Compensation

The Company was not a reporting issuer at any time during its most recently completed financial year. As a result, certain information required by Form 51-102F6V – Statement of Executive Compensation – Venture Issuers (“Form 51-102F6V”) has been omitted pursuant to Section 1.3(8) of Form 51-102F6V.

Compensation of Named Executive Officers

Securities legislation requires the disclosure of the compensation received by each Named Executive Officer of the Company. “Named Executive Officer” is defined by securities legislation to mean: (i) the CEO; (ii) the CFO; (iii) the most highly compensated executive officer other than the CEO and CFO at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and (iv) each individual who would be a “Named Executive Officer” under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in similar capacity, at the end of the most recently completed financial year.

As of the date of this Prospectus, the Company has the following Named Executive Officers (collectively, the “Named Executive Officers” or “NEOs”):

  Timothy T. Barry, CEO and Director of the Company;
  Christopher Richards, CFO of the Company; and
  Darren E. Klinck, President and Director of the Company.

Compensation Discussion and Analysis

In determining the compensation to be paid or awarded to its executives, the compensation committee of the Company (the “Compensation Committee”) seeks to encourage the advancement of the Company’s exploration project, with a view to enhancing shareholder value. To achieve these objectives, the Company believes it is critical to create and maintain a compensation program that attracts and retains committed, highly qualified personnel by providing appropriate rewards and incentives that align the interest of its executives with those of its shareholders. In addition, as Arras, currently, has no revenues from operation and operates with limited financial resources, the Compensation Committee needs to consider not only the Company’s financial situation at the time of determining executive compensation but also the Company’s estimated financial situation in the mid and long term.

The Company’s executive compensation program consists of a combination of base salary and long-term incentives in the form of participation in the Arras Equity Plan. In making its determinations regarding the various elements of executive grants, the Company will seek to meet the following objectives:

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(a)	to attract, retain and motivate talented executives who create and sustain Arras’ continued success within the context of compensation paid by other companies of comparable size engaged in similar business in appropriate regions. Following the public listing, the Compensation Committee intends to enlist the services of an independent executive compensation firm to assist with developing the appropriate peer company comparables and make the necessary adjustments to compensation structure in order to align the Company’s compensation structure with that of companies with similar size engaged in similar business in similar regions;
(b)	to align the interests of the NEOs with the interests of the Company’s shareholders; and
(c)	to incent extraordinary performance from our key employees.

The Company is an early-stage exploration company and may not generate revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of its executive officers.

Arras Equity Plan

We have one formal equity compensation plan under which equity securities are authorized for issuance to our officers, directors, employees and consultants: the Arras Equity Plan. The maximum number of Common Shares issuable pursuant to grants made under the Arras Equity Plan is 10,295,030 Common Shares, subject to adjustments as provided under the Arras Equity Plan. As of October 31, 2021, there were 9,560,620 Common Shares reserved for issuance under the Arras Equity Plan. As of May 31, 2022, there were 5,260,000 Options issued and outstanding under the Arras Equity Plan.

The Arras Equity Plan was adopted and approved by the Board on April 15, 2021, and amended and restated on July 5, 2021, March 4, 2022 and May 31, 2022.

Under the Arras Equity Plan, Arras may grant incentive or nonqualified stock options, restricted share units (“RSUs”) or performance share units (“PSUs”) to employees (including officers), directors, and consultants of Arras or any subsidiary thereof.

Upon the listing of the Common Shares on a stock exchange, unless Arras has obtained requisite disinterested shareholder approval required under applicable securities laws, the maximum number of Common Shares that may be reserved for issuance to any one participant under the Arras Equity Plan, together with all other security-based compensation arrangements of Arras, including shares issuable to companies that are wholly owned by such participant, in any 12 month period must not exceed 5.0% of the total issued and outstanding Common Shares, calculated as at the date any grant is made and in accordance with all applicable securities laws. Upon the listing of the Common Shares on a stock exchange:

(a)	unless Arras has obtained the requisite disinterested shareholder approval required under applicable securities laws, the aggregate number of Common Shares reserved for issuance to insiders (as a group), together with all other security based compensation arrangements of the Company (i) must not exceed 10% of the number of aggregate issued and outstanding Common Shares at any point in time; and (ii) in any 12 month period, must not exceed 10% of the number of aggregate issued and outstanding Common Shares, calculated as at the date any grant is made to an insider in accordance with all applicable securities laws;

(b)	the aggregate number of Common Shares reserved for issuance to all investor relations service provides, in aggregate, together with all other security based compensation arrangements of the Company, in any 12 month period, must not exceed 2% of the number of aggregate issued and outstanding Common Shares, calculated as at the date any grant is made and in accordance with all applicable securities laws; and

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(c)	the aggregate number of Common Shares reserved for issuance to any one service provider, together with all other security based compensation arrangements of the Company, in any 12 month period, must not exceed 2% of the number of aggregate issued and outstanding Common Shares, calculated as at the date any grant is made and in accordance with all applicable securities laws.

Except with respect to certain U.S. persons, there are no limitations on the maximum number of Common Shares that may be reserved for issuance to participants under the Arras Equity Plan prior to the listing of the Common Shares on a stock exchange.

For so long as Common Shares are listed or trade on a stock exchange or other market, options granted under the Arras Equity Plan must have an exercise price that is not less than 100% of the Discounted Market Price (as defined in Policy 1.1 of the TSX Venture Exchange Corporate Finance Manual) based upon the most recent closing price of the Common Shares prior to the grant of such Option. Optionholders, other than an investor relations service provider, may exercise their Options on a cashless basis. Unless otherwise designated by the Board in the applicable grant agreement, one-third of the options granted under the Arras Equity Plan must vest on each of the grant date and the first and second anniversaries of the grant date, subject to acceleration in certain circumstances. Options granted to any investor relations service provider must vest in stages over a period of not less than 12 months, such that no more than ¼ of the options vest no sooner than 3 months after the grant date, no more than another ¼ of the Options vest no sooner than six months after the grant date, no more than another ¼ of the Options vest no sooner than nine months after the grant date and the remainder of the Options vest no sooner than 12 months after the grant date. The exercise period of any option must not exceed 10 years from the grant date. Subject to the terms of the applicable grant agreement and the Board’s discretion, upon the termination of an optionholder’s employment or other relationship with Arras, including as a result of death or disability, outstanding options held by such person are subject to accelerated expiry, as follows: (i) upon the death or disability of an optionholder, vested options shall continue to be exercisable for 12 months while unvested options shall be forfeited; (ii) upon a resignation from Arras by an optionholder or termination of an optionholder without cause, vested options shall continue to be exercisable for 90 days while unvested options shall be forfeited; and (iii) upon the termination of an optionholder for cause, all outstanding options (vested or unvested) shall be forfeited.

Settlement of RSUs and PSUs must be made by the issuance of one share for each RSU or PSU being settled, a cash payment equal to the Discounted Market Price on the vesting date of the RSUs or PSUs being settled, or a combination of shares and cash, all as determined by the Board or as specified in the applicable grant agreement. Unless the applicable grant agreement specifies that RSUs and PSUs must be settled through the issuance of shares, settlement will occur upon or as soon as reasonably practicable following vesting and, in any event, on or before December 31 of the third year following the year in which the participant performed the services to which the grant of RSUs or PSUs relates. Subject to the terms of the applicable grant agreement and the Board’s discretion, upon the termination of the employment or other relationship with Arras, including as a result of death or disability, of a holder of RSUs or PSUs, all unvested entitlements shall be forfeited.

Unless otherwise specified in the grant agreement in respect of a particular award, awards granted pursuant to the Arras Equity Plan are not assignable other than by testamentary disposition or the laws of intestate succession.

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The Arras Equity Plan, and any grant made pursuant to the Arras Equity Plan, may be amended without approval of the Arras shareholders, except (i) no amendment to the Arras Equity Plan or any grant made pursuant to the Arras Equity Plan may be made without the consent of a participant in the Arras Equity Plan if it adversely alters or impairs the rights of such participant in respect of any previous grant to such participant; and (ii) for so long as the Common Shares are listed on a stock exchange, Arras shareholder approval will be required to (A) increase the maximum number of shares issuable pursuant to the Arras Equity Plan, (B) reduce the exercise price of an outstanding option, except as permitted by the Arras Equity Plan, provided that, for so long as the Common Shares are listed on the TSXV, disinterested shareholder approval will be obtained pursuant to the requirements of the TSXV, (C) extend the maximum term of any grant made under the Arras Equity Plan, except as permitted by the Arras Equity Plan, provided that, for so long as the Common Shares are listed on the TSXV, disinterested shareholder approval will be obtained pursuant to the requirements of the TSXV, (D) amend the assignment provisions of the Arras Equity Plan, (E) amend the termination provisions applicable to any grant, (F) amend certain grant limits provided under the Arras Equity Plan, (G) amend the method for determining the exercise price of an Option or the value of a share unit on the grant date or the vesting date, (H) include other types of equity compensation involving the issuance of shares of Arras under the Arras Equity Plan, (I) amend the categories of persons who may participate in the Arras Equity Plan as participants, (J) amend the Arras Equity Plan or any grant in any manner which results in benefit to an insider, provided that, for so long as the Common Shares are listed on the TSXV, disinterested shareholder approval will be obtained for any such amendment, or (G) amend the amendment provisions of the Arras Equity Plan or to grant additional powers to the Board to amend the Arras Equity Plan without shareholder approval.

Employment Agreements and Termination and Change of Control Benefits

In February 2022, the Company entered into an employment or consulting agreement, effective January 1, 2022, with each member of the senior management team.

Timothy T. Barry

In February 2022, the Company entered into a consulting agreement (the “Barry Consulting Agreement”) with Mr. Barry, pursuant to which Mr. Barry serves as the Chief Executive Officer of the Company. Pursuant to the terms and conditions of the Barry Consulting Agreement, Mr. Barry will receive an annual fee of C$300,000 (the “Barry Consulting Fee”) and will be eligible to participate in the Company’s annual bonus plans during the term of the Barry Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Board. In addition, Mr. Barry is eligible to participate in the Arras Retention Plan. In the event that the Barry Consulting Agreement is terminated by the Company without cause or by Mr. Barry for “good reason” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to the following amounts, payable in a lump sum: (i) in the event that the Barry Consulting Agreement is terminated prior to February 9, 2023, six months of the Barry Consulting Fee and (ii) in the event that the Barry Consulting Agreement is terminated on or after February 9, 2023, 12 months of the Barry Consulting Fee plus one month of the Barry Consulting Fee for each additional year of service from February 9, 2022, up to a maximum of 24 months of the Barry Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Barry Consulting Agreement without cause within three months following a “change of control” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to 24 months of the Barry Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Barry Change of Control Payment”). In addition, Mr. Barry has the right to terminate the Barry Consulting Agreement for any reason within six months following a “change of control” and receive the Barry Change of Control Payment from the Company. In addition, upon any termination pursuant to which Mr. Barry receives any of the termination of Barry Change of Control Payments described above, Mr. Barry is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

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Darren E. Klinck

In February 2022, the Company entered into an amended consulting agreement (the “Westcott Consulting Agreement”) with Mr. Klinck’s personal service corporation, Westcott Management Ltd. (“Westcott”), pursuant to which Mr. Klinck serves as the President of the Company. Pursuant to the terms and conditions of the Westcott Consulting Agreement, Westcott will receive an annual fee of C$300,000 (the “Westcott Consulting Fee”) and will be eligible to participate in the Company’s annual bonus plans during the term of the Westcott Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Board.

In addition, Westcott is entitled to the following retention amounts, subject to the Company reaching the applicable market capitalization targets by April 15, 2027: (i) C$500,000 if and when the Company’s market capitalization reaches at least C$250,000,000 for five consecutive trading days, (ii) C$500,000 if and when the Company’s market capitalization reaches at least C$500,000,000 for five consecutive trading days, and (iii) C$1,000,000 if and when the Company’s market capitalization reaches at least C$1,000,000,000 for five consecutive trading days (collectively, the “Retention Bonus”). In the event that the Company undergoes a “change of control” (as defined in the Westcott Consulting Agreement) and the Company’s market capitalization at any point prior to such a “change in control” equals or exceeds C$250,000,000, Westcott will be entitled to a retention bonus equal to 0.2% of the applicable bid price less any Retention Bonus previously paid to Westcott.

In the event that the Westcott Consulting Agreement is terminated by the Company without cause or by Westcott for “good reason” (as defined in the Westcott Consulting Agreement), Westcott is entitled to the following amounts, payable in a lump sum: (i) in the event that the Westcott Consulting Agreement is terminated prior to October 1, 2022, six months of the Westcott Consulting Fee and (ii) in the event that the Westcott Consulting Agreement is terminated on or after October 1, 2022, 12 months of the Westcott Consulting Fee plus one month of the Westcott Consulting Fee for each additional year of service from October 1, 2021, up to a maximum of 24 months of the Westcott Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Westcott Consulting Agreement without cause within three months following a “change of control,” Westcott is entitled to 24 months of the Westcott Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Westcott Change of Control Payment”). In addition, Westcott has the right to terminate the Westcott Consulting Agreement for any reason within six months following a “change of control” and receive the Westcott Change of Control Payment from the Company. In addition, upon any termination pursuant to which Westcott receives any of the termination of Westcott Change of Control Payments described above, Westcott is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

Christopher Richards

In February 2022, the Company and Silver Bull entered into an amended employment agreement (the “Richards Employment Agreement”) with Mr. Richards, pursuant to which he serves at the Company’s and Silver Bull’s Chief Financial Officer. The Richards Employment Agreement provides for a base salary of C$240,000. Of this annual salary, the Company is responsible for C$180,000 (the “Company Base Salary”), with Silver Bull paying the remaining C$60,000. Mr. Richards is eligible to participate in the Company’s annual bonus plan with a target bonus of up to 50% of the Company Base Salary. Mr. Richards is further eligible to participate in the Arras Retention Plan and Equity Incentive Plan, as well as any employee benefit plans maintained by the Company. If Mr. Richards is terminated without “cause” or resigns for “good reason” (as such terms are defined in the Richards Employment Agreement), he will be entitled to receive a lump-sum payment equal to 12 months of the Company Base Salary plus a pro-rated portion of the annual bonus. If the Company terminates Mr. Richards without cause within three months of a “change of control” (as defined in the Richards Employment Agreement) or if Mr. Richards resigns with good reason within six months of a change of control, Mr. Richards is entitled to a lump sum payment equal to 24 months of the Company Base Salary and two times the average annual bonus previously paid to Mr. Richards.

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Estimated Incremental Payments

The estimated amounts payable under various termination scenarios as of the date of this Prospectus are outlined in the table below:

Name and Principal Position	Termination without Cause	Termination Without Cause on a Change of Control
Timothy T. Barry, Chief Executive Officer and Director of the Company	$516,796	$549,096
Darren E. Klinck, President and Director of the Company	$272,529	$545,058
Christopher Richards, Chief Financial Officer	$171,592	$343,185

Arras Management Retention Bonus Plan

The Board adopted and approved on April 15, 2021, and further amended in February 2022, the Arras Retention Plan in order to encourage the retention of the management team of Arras amidst the mining industry’s highly competitive market for talent and to align the team’s interests with those of the shareholders of Arras.

Pursuant to the Arras Retention Plan, Arras will pay cash bonuses to each of the following persons in the amounts set forth in the following table upon Arras reaching a market capitalization target for five consecutive trading days as set forth in the table (it being understood that that the Common Shares are not currently listed or posted for trading on any stock exchange or market):

Name and principal position	C$250 million market capitalization	C$500 million market capitalization	C$1 billion market capitalization	Total bonus opportunity
Brian D. Edgar Director	C$750,000	C$750,000	C$1,500,000	C$3,000,000
Timothy T. Barry Chief Executive Officer	C$1,125,000	C$1,125,000	C$2,250,000	C$4,500,000
Christopher Richards Chief Financial Officer	C$375,000	C$375,000	C$750,000	C$1,500,000

The Arras Retention Plan further provides that if Arras is the subject of a Change of Control (as defined in the Arras Retention Plan) that exceeds C$250 million, Arras must pay to Mr. Edgar, Mr. Barry, and Mr. Richards cash bonuses equal to 0.30%, 0.45%, and 0.15%, respectively, of the Change of Control transaction amount, less any cash bonuses that may have previously been paid to such persons pursuant to the market capitalization targets noted above. The market capitalization targets or Change of Control must be achieved or completed by April 15, 2027 in order for any officer or employee of Arras to earn the applicable bonus payment described above. Any bonus payable in the future to an officer or employee of Arras will be cancelled (subject to the discretion of the Board) if such officer or employee is not employed directly or indirectly by Arras when such bonus is earned and becomes payable. At the sole discretion of the Board, Arras shall not be obligated to pay a bonus in cash under the Arras Retention Plan if it lacks funds at the time. In lieu of cash, the Board may choose to settle any bonus by issuing and delivering shares of Arras for such amount valued at the five-day trading volume-weighted average price for Arras’ shares on the market calculated up to the day before the issuance of the shares.

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Director Compensation

Director Compensation Table

The following table sets out for each Director all compensation provided for the most recently completed financial year.

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($) (i)	Non-Equity Incentive Plan Compensation	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Brian Edgar	47,272	—	178,439	—	—	—	225,711

Wesley Carson	10,935	—	66,915	—	—	—	77,850

Daniel Kunz	12,028	—	66,915	—	—	—	78,943

John McClintock (ii)	12,028	—	66,915	—	—	—	78,943

Notes:

(i)	In accordance with IFRS, the fair value of each Option granted during the period was based on the grant date fair value of the vested portion of each award using the Black-Scholes option pricing model. For the purposes of the table above, the April 15, 2021 grants were valued using the following assumptions: exercise price of C$0.50; risk-free rate of return between 0.46% and 0.90%; volatility estimate of 75% to 79%; expected life of 3 to 5 years; and dividend rate of nil.
(ii)	Retired from the Board on November 30, 2021.

Each of our independent directors is compensated C$25,000 per year, paid in quarterly installments, and is issued additional stock option grants for his services. In addition, the person serving as the Chair of the Board receives an additional annual cash fee of C$32,500, the Chair of the Audit Committee of the Board receives an additional annual cash fee of C$5,000 (payable in quarterly installments), and the Compensation Committee Chair and Corporate Governance and Nominations Committee Chair receive an additional annual cash fee of C$2,500 each (payable in the same manner), in each case in consideration for its respective service as the Chair of the Board or such committee.

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Retainers and Attendance Fees

The directors’ compensation program is designed to attract and retain the most qualified individuals to serve on our Board. In consideration for serving on the Board for 2022, each non-employee director will be compensated as indicated below:

Type of Fee	Amount
Board Chair Annual Retainer	$32,500/year

Independent Director Annual Retainer	$25,000/year

Audit Committee Chair Annual Retainer	$5,000 /year
Compensation Committee Chair Annual Retainer	$2,500/year
Corporate Governance and Nominating Committee Chair Annual Retainer	$2,500/year
Other Committee Chair Annual Retainer	$2,500/year

Outstanding Option-Based and Share-Based Awards

The following table sets out for each Director who is not also a Named Executive Officer, information concerning all option-based and share-based awards that are anticipated to be outstanding as of the date of this Prospectus. See “Executive Compensation – Arras Equity Plan”.

	Option-based Awards				Share -based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Brian Edgar	800,000	C$0.50	2026-04-14	C$400,000	—	—	—
Wesley Carson	300,000	C$0.50	2026-04-14	C$150,000	—	—	—
Daniel Kunz	300,000	C$0.50	2026-04-14	C$150,000	—	—	—
Vera Kobalia	300,000	C$1.00	2027-03-01	Nil	—	—	—

Arras Equity Plan Awards – Value Vested During the Year

The following table indicates, for each of the directors, a summary of the value of the equity based awards vested in accordance with their terms during the year ended October 31, 2021.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Brian Edgar	C$52,061	—	—
Wesley Carson	C$19,523	—	—
Daniel Kunz	C$19,523	—	—

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Corporate Governance

Director Independence

Currently, the Board of Directors is comprised of six directors, four of which are considered to be independent within the meaning of NI 58-101, being Brian Edgar, Wesley Carson, Vera Kobalia and Daniel Kunz.

Timothy Barry and Darren Klinck are not considered to be independent as they both hold executive management positions with the Company.

Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management of the Company.

The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee and the Compensation, Corporate Governance and Nominating Committee being composed of all independent directors.

The Board and committees will hold regularly scheduled meetings without management and non-independent directors. These discussions will generally form part of the committee chairs’ reports to the Board. The Chairman of the Board, Brian Edgar, is independent within the meaning of NI 58-101. The Chairman will encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Public Company Directorships

The following directors currently serve on the board of directors of the public companies set out below:

Director	Public Company
Brian Edgar	Denison Mines Corp. and Silver Bull Resources, Ltd.
Wesley Carson	Prosper Gold Corp.
Daniel Kunz	Raindrop Ventures Inc., Prime Mining Corp., Greenbriar Capital Corp. and Silver Bull
Timothy Barry	Silver Bull Resources, Ltd., Raindrop Ventures Inc.
Darren Klinck	Gold Basin Resources Corporation and ValOre Metals Corp.
Vera Kobalia	Sandstorm Gold Ltd.

Board Mandate

The Board is responsible for the stewardship of the Company and the supervision of the management of the business of the Company. Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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Orientation and Continuing Education

Each new director participates in Arras’ initial orientation program and each director participates in the Company’s continuing director development programs. The Board reviews the Company’s initial orientation program and continuing director development programs. Arras provides new directors copies of relevant financial, technical, geological and other information regarding its properties and meetings with management. Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. Board members have full access to the Company’s records.

Ethical Business Conduct and Compliance

Arras has adopted a written Code of Business Conduct and Ethics, which emphasizes the importance of matters relating to honest and ethical conduct, conflicts of interest, confidentiality of corporate information, protection and proper use of corporate assets and opportunities, compliance with applicable laws, rules and regulations and the reporting of any illegal or unethical behaviour.

Nomination and Election of Directors

The Company has formed a corporate governance and nominations committee (the “Corporate Governance and Nominations Committee”). In consultation with the Chair of the Board, the Nominations and Corporate Governance Committee identifies and recommends to the Board potential nominees for election or re-election to the Board as well as individual directors to serve as members and chairs of each committee. The Corporate Governance and Nominations Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Corporate Governance and Nominations Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company

The Corporate Governance and Nominations Committee currently consists of Brian Edgar (Chair), G. Wesley Carson and Vera Kobalia. The charter of the Corporate Governance and Nominations Committee provides that it is responsible for, among other things, ensuring that an appropriate system is in place to formally and regularly evaluate the effectiveness of the Board, its committees, and individual directors; reviewing the governance policies of the Company to ensure compliance with applicable requirements and where necessary or desirable, on account of governance trends that are appropriate for the Company; monitoring conflicts of interest of members of the Board and management in accordance with the Company’s code of business conduct and ethics; and reviewing any shareholder proposals submitted to the Company. The Corporate Governance and Nominations Committee’s charter was adopted by the Board on December 7, 2021.

Assessments

The Corporate Governance and Nominations Committee is responsible for establishing criteria for, and annually implementing, an evaluation process for the Board, the Chairman of the Board, each committee of the Board, and individual directors in order to assess the effectiveness of the Board as a whole, the Chair of the Board, each committee and the contribution of individual directors. The Board reviews and assesses the adequacy of its mandate on, at a minimum, an annual basis to ensure compliance with any rules or regulations promulgated by any regulatory body.

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Audit Committee

Audit Committee

NI 52-110 of the Canadian Securities Administrators (the “CSA”) requires that the Audit Committee meet certain requirements. It also requires Arras to disclose in this Prospectus certain information regarding the Audit Committee. That information is disclosed below.

The Audit Committee consists of Daniel Kunz (Chair), Brian Edgar and Vera Kobalia, each of which are considered “independent” and “financially literate” within the meaning NI 52-110.

Overview

The Audit Committee is responsible for, among other things, overseeing the Company’s financial statements and financial disclosures; overseeing the work of the Company’s external auditors; reviewing the Company’s system of internal controls; overseeing management’s identification and assessment of the principal risks to the operations of the Company and the establishment and management of appropriate systems to manage such risks; reviewing legal or compliance matters, including the effectiveness of the Company’s compliance policies; establishing procedures for the receipt, retention, and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters; reviewing the Company’s policies relating to the avoidance of conflicts of interest; and reviewing and approving all payments to be made pursuant to any related party transactions.

Audit Committee Charter

The Board adopted an audit committee charter (the “Audit Committee Charter”), in the form attached as Appendix “VII” to the Prospectus mandating the role of the Audit Committee in supporting the Board in meeting its responsibilities to the Company’s shareholders. The Audit Committee Charter was adopted by the Board on December 7, 2021.

Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member. The following summarizes the education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by Arras to prepare its financial statements;
(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Arras’ financial statements, or experience actively supervising one or more persons engaged in such activities; and
(d)	an understanding of internal controls and procedures for financial reporting.

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Daniel Kunz, Chair

Mr. Kunz has more than 35 years of experience in international mining, energy, engineering and construction, including in executive, business development, management, accounting, finance and operations roles. He has served as a member of the Silver Bull Board since April 2011. In June 2020, he was appointed President and Chief Executive Officer of Prime Mining Corp., a mine development company. Since 2014, he has been the managing member of Daniel Kunz & Associates, LLC, an advisory and engineering services company focused on the natural resources sector. From 2013 to 2018, he was the Chairman and Chief Executive Officer of Gold Torrent, Inc., a mine development company. In addition, Mr. Kunz is the founder, and from 2003 until he retired in April 2013 was the President and Chief Executive Officer and a director, of U.S. Geothermal, Inc., a renewable energy company that owns and operates geothermal power plants in Idaho, Oregon, and Nevada and was sold to Ormat Technologies, Inc. in 2018. Mr. Kunz was Senior Vice President and Chief Operating Officer of Ivanhoe Mines Ltd. from 1997 to October 2000, and served as its President and Chief Executive Officer and as a director from November 2000 to March 2003. He was part of the team that discovered Oyu Tolgoi, one of the world’s largest copper-gold deposits. From March 2003 to March 2004, Mr. Kunz served as President and Chief Executive Officer of China Gold International Resources Corp. Ltd. and served as a director from March 2003 to October 2009. Mr. Kunz was a founder of MK Resources LLC, formerly known as the NASDAQ-listed company MK Gold Corporation, and directed the company’s 1993 initial public offering as the President and Chief Executive Officer and a director. For 17 years, he held executive positions with NYSE-listed Morrison Knudsen Corporation (including Vice President and Controller). Mr. Kunz holds a Masters of Business Administration and a Bachelor of Science in Engineering Science. He is currently a director of Raindrop Ventures Inc., Prime Mining Corp., and Greenbriar Capital Corp. Mr. Kunz has experience reviewing financial statements as a director and officer of public companies of similar stage, industry and complexity as Arras, and has developed an understanding of financial statements and is financially literate as that term is defined in NI 52-110.

Brian Edgar

Mr. Edgar has served as Chairman of Arras since its inception on February 5, 2021 and as Chairman of the Silver Bull Board since April 2010. Mr. Edgar has broad experience working in junior and mid-size natural resource companies. He served as Dome’s President and Chief Executive Officer from February 2005 to April 2010, when Dome was acquired by Silver Bull. Further, Mr. Edgar served as a director of Dome (1998–2010), Lundin Mining Corp. (September 1994 – May 2015), Lucara Diamond Corp. (2007–May 2020), BlackPearl Resources Inc. (2006–December 2018), and ShaMaran Petroleum Corp. (2007–June 2019). He has served as a director of Denison Mines Corp. since 2005 and of numerous public resource companies over the last 30 years. Mr. Edgar practiced corporate/securities law in Vancouver, British Columbia, Canada for 16 years. Mr. Edgar has experience reviewing financial statements as a director of public companies of similar stage, industry and complexity as Arras, and has developed an understanding of financial statements and is financially literate as that term is defined in NI 52-110.

Vera Kobalia

Ms. Kobalia is Founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since December 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia and United Kingdom. In May 2020, she also co-founded Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia previously was Deputy Chair of the Board of the Astana Expo 2017 National Company which was responsible for the management and construction of associated facilities and infrastructure for the International Exposition held in Astana, Kazakhstan in 2017. Ms. Kobalia served as Advisor to the President of Georgia in 2012-2013 and was Minister of Economy and Sustainable Development for the Republic of Georgia in 2010-2012.

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Ms. Kobalia is currently a member of the Economic Development Advisory Committee for the City of New Westminster (British Columbia, Canada); and a member of the Board of Directors for Sandstorm Gold. Ms. Kobalia holds a diploma in Information Technology Management from the British Columbia Institute of Technology (BCIT). In 2019, she was recognized as one of Business in Vancouver’s Forty Under 40 award winners. Ms. Kobalia has experience reviewing financial statements as a director of public companies in the same industry as Arras, and has developed an understanding of financial statements and is financially literate as that term is defined in NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor or the external auditor of its subsidiary entities. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee and the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Auditors Service Fees

Smythe LLP, is the Company’s independent auditor and has served in such capacity continuously since the Company’s incorporation on February 5, 2021. Fees incurred for audit and non-audit services since the date of incorporation on February 5, 2021 are outlined in the following table:

Nature of Services	Fees billed by the auditor since the date of incorporation on February 5, 2021
Audit fees(1)	$37,859
Audit-Related fees(2)	$8,173
Tax fees(3)	Nil
All other fees(4)	Nil
Total	$46,032

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultants on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include all non-audit services, other than for services reported under (1), (2) and (3) above.

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Exemption in Section 6.1 of NI 52-110

The Company may rely upon the exemption provided by section 6.1 of NI 52-110, pursuant to which the Company is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Compensation Committee

The Compensation Committee currently consists of G. Wesley Carson (Chair), Daniel Kunz and Brian Edgar, each of which are considered “independent” pursuant to NI 52-110. The charter of the Compensation Committee provides that it is responsible for, among other things, reviewing and making compensation related recommendations to the Board and determinations regarding senior executives and directors; reviewing and making recommendations to the Board regarding equity-based compensation plans of the Company and any grants under such plans; and considering the potential risks associated with the adoption of the Company’s compensation policies and practices. The Compensation Committee’s charter was adopted by the Board on December 7, 2021.

Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices. See “Directors and Executive Officers” for a description of each member of the Compensation Committee’s experience and education.

The charter of the Compensation Committee provides that it is responsible for, among other things, reviewing and making compensation related recommendations and determinations regarding senior executives and directors. While the Board is ultimately responsible for determining all forms of compensation to be awarded to the senior executives and directors, the Compensation Committee will periodically review the adequacy and form of directors’ compensation and recommend to the Board a compensation model that appropriately compensates directors for the responsibilities and risks involved in being a director or a member of one or more committees, as applicable. See “Executive Compensation” for a discussion of, among other things, the process by which the Compensation Committee in collaboration with the Board determines the compensation of the Company’s directors and officers.

Indebtedness of Directors and Executive Officers

None of our directors, executive officers, employees, former directors, former executive officers or former employees, or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Prospectus or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries.

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Risk Factors

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Before deciding whether to invest in any securities of the Company, investors should consider carefully the risks discussed below.

Risks Related to the Company

There is substantial doubt about whether we can continue as a going concern.

To date, we have earned no revenues and have incurred accumulated net losses of approximately $3.00 million and we expect to incur additional losses in the future. In addition, we have limited financial resources. As of April 30, 2022, we had cash and cash equivalents of approximately $2.11 million and working capital of approximately $1.84 million. Our ability to continue as a going concern is dependent on raising additional capital to fund our exploration plans and ultimately to attain profitable operations. For the period from inception on February 5, 2021 to December 20, 2021, we raised approximately C$12.5 million through the issuance of our Common Shares. However, there is no assurance that we will be successful in raising additional capital. Accordingly, there is substantial doubt as to whether our existing cash resources and working capital are sufficient to enable us to continue our operations as a going concern. Ultimately, in the event that we cannot obtain additional financial resources, or achieve profitable operations, we may have to liquidate our business interests and investors may lose their investment. The accompanying financial statements have been prepared assuming that our company will continue as a going concern. Continued operations are dependent on our ability to obtain additional financial resources or generate profitable operations. Such additional financial resources may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. Such adjustments could be material.

Negative cash flow from operating activities.

The Company has had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Our operations may be disrupted, and our financial results may be adversely affected, by global outbreaks of contagious diseases, including the novel coronavirus (COVID-19) pandemic.

Global outbreaks of contagious diseases, including the December 2019 outbreak of COVID-19 have the potential to significantly and adversely impact our operations and business. On March 11, 2020, the World Health Organization recognized COVID-19 as a global pandemic. Pandemics or disease outbreaks such as the currently ongoing COVID-19 outbreak may have a variety of adverse effects on our business, including by depressing commodity prices and the market value of our securities and limiting the ability of our management to meet with potential financing sources. The spread of COVID-19 in Kazakhstan may impact our ability to travel to the region and complete the work necessary to maintain the Beskauga Option. Moreover, the spread of COVID-19 has had, and continues to have, a negative impact on the financial markets, which may impact our ability to obtain additional financing in the near term.

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We may have difficulty meeting our current and future capital requirements.

We are required to incur cumulative Exploration Expenditures on the Beskauga Project of $15 million over the four year option period in order to maintain the Beskauga Option. As of October 31, 2021, we have incurred approximately $2.1 million of these expenditures, with approximately $12.9 million remaining to be incurred. If we elect to exercise the Beskauga Option, we are required to pay an additional $15 million. In addition, we must have sufficient funds to pay general and administrative expenses and conduct other exploration activities. If we are unable to fund these amounts by way of financings, including public or private offerings of equity or debt securities, we will need to reorganize or significantly reduce our operations, which may result in an adverse impact on our business, financial condition and exploration activities. If we are unable to fund the amounts specified under the Beskauga Option, we may lose our ability to acquire the Beskauga Project. We do not have a credit, off-take or other commercial financing arrangement in place that would finance continued evaluation or development of the Beskauga Project, and we believe that securing credit for this project may be difficult. Moreover, equity financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing shareholders.

We are an exploration stage mining company with no history of operations.

We are an exploration stage enterprise engaged in mineral exploration in Kazakhstan. We were formed in 2021 and therefore have a very limited operating history and are subject to all the risks inherent in a new business enterprise. As an exploration stage company, we may never enter the development and production stages. To date, we have had no revenues and have relied upon equity financing to fund our operations. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an exploration stage business, and the competitive and regulatory environment in which we operate and will operate, such as under-capitalization, personnel limitations, and limited financing sources.

We have no commercially mineable ore body.

No commercially mineable ore body has been delineated on the Beskauga Project, nor has the Beskauga Project been shown to contain proven or Probable Mineral Reserves. We cannot assure you that any mineral deposits we identify on the Beskauga Project will qualify as an ore body that can be legally and economically exploited or that any particular level of recovery of gold, copper or other minerals from discovered mineralization will in fact be realized. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Even if the presence of reserves is established at a project, the legal and economic viability of the project may not justify exploitation.

Mineral resource estimates may not be reliable.

There are numerous uncertainties inherent in estimating quantities of Mineral Resources such as gold, copper, silver and zinc, including many factors beyond our control, and no assurance can be given that the recovery of Mineral Resources will be realized. In general, estimates of Mineral Resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, including:

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•	geological and engineering estimates that have inherent uncertainties;
•	the assumed effects of regulation by governmental agencies;
•	the judgment of the geologists and engineers preparing the estimate;
•	estimates of future metals prices and operating costs;
•	the quality and quantity of available data;
•	the interpretation of that data; and
•	the accuracy of various mandated economic assumptions, all of which may vary considerably from actual results.

All estimates are, to some degree, uncertain. For these reasons, estimates of the Mineral Resources prepared by different geologists or by the same geologists at different times may vary substantially. As such, there is significant uncertainty in any Mineral Resource estimate, and actual deposits encountered and the economic viability of a deposit may differ materially from our estimates.

Our business plan is highly speculative, and its success largely depends on the successful exploration of our Beskauga concessions.

Our business plan is focused on exploring the Beskauga Property to identify reserves and, if appropriate, to ultimately develop the property. Although we have reported Mineral Resources on the Beskauga Project, we have not established any reserves and remain in the exploration stage. We may never enter the development or production stage. Exploration of mineralization and determination of whether the mineralization might be extracted profitably is highly speculative, and it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish reserves, extract metals from ore and construct mining and processing facilities.

The Beskauga Project is subject to all of the risks inherent in mineral exploration and development. The economic feasibility of any mineral exploration and/or development project is based upon, among other things, estimates of the size and grade of mineral reserves, proximity to infrastructures and other resources (such as water and power), anticipated production rates, capital and operating costs, and metals prices. To advance from an exploration project to a development project, we will need to overcome various hurdles, including completing favorable feasibility studies, securing necessary permits, and raising significant additional capital to fund activities. There can be no assurance that we will be successful in overcoming these hurdles. Because of our focus on the Beskauga Project, the success of our operations and our profitability may be disproportionately exposed to the impact of adverse conditions unique to the Pavlodar, Kazakhstan region due to the Beskauga Project’s proximity to these locales.

We are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives.

We are not engaged in any revenue producing activities, and we do not expect to be in the near future. Currently, our potential sources of funding consist of the sale of additional equity securities, entering into joint venture agreements or selling a portion of our interests in our assets. There is no assurance that any additional capital that we will require will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration of the Beskauga Project. Additional financing, if available, will likely result in substantial dilution to existing shareholders.

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Our exploration activities require significant amounts of capital that may not be recovered.

Mineral exploration activities are subject to many risks, including the risk that no commercially productive or extractable resources will be encountered. There can be no assurance that our activities will ultimately lead to an economically feasible project or that we will recover all or any portion of our investment. Mineral exploration often involves unprofitable efforts, including drilling operations that ultimately do not further our exploration efforts. The cost of minerals exploration is often uncertain, and cost overruns are common. Our drilling and exploration operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, protests, compliance with governmental requirements, including permitting issues, and shortages or delays in the delivery of equipment and services.

Our financial condition could be adversely affected by changes in currency exchange rates, especially between the U.S. dollar and the Kazakh tenge (“KZT”) and the U.S dollar and the Canadian dollar given our focus on the Beskauga Project in Kazakhstan, and our corporate office in Vancouver, Canada.

Our financial condition is affected in part by currency exchange rates, as portions of our exploration costs in Kazakhstan and general and administration costs in Canada are denominated in the local currency. Although many Kazakh contracts have an adjustment provision to address substantial changes in foreign currency exchange rates, a weakening U.S. dollar relative to the KZT and Canadian dollar may have the effect of increasing exploration costs and general and administration costs, while a strengthening U.S. dollar may have the effect of reducing exploration costs and general and administration costs. The exchange rates between the Canadian dollar and the U.S. dollar and between the KZT and U.S. dollar have fluctuated widely in response to international political conditions, general economic conditions and other factors beyond our control

Our success depends on developing and maintaining relationships with local communities and other stakeholders.

Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding our operations and other stakeholders in our operating locations. We believe that our operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development. In addition, we seek to maintain our partnerships and relationships with local communities and stakeholders in a variety of ways, including in-kind contributions, sponsorships and donations. Notwithstanding our ongoing efforts, local communities and stakeholders can become dissatisfied with our activities or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against us. Any such occurrences could materially and adversely affect our financial condition, results of operations and cash flows.

Compliance with laws is costly and may result in unexpected liabilities.

The Company is headquartered in Vancouver, Canada and its mineral properties are located in Kazakhstan. The Company’s business is subject to various laws and regulations in Canada and Kazakhstan. These laws include compliance with the Extractive Sector Transparency Measures Act (Canada), which requires companies to report annually on payments made to all levels of governments both in Canada and abroad. The Company is also required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada).

The legal and regulatory requirements in Kazakhstan are different from those in Canada. The Company relies, to a great extent, on the Company’s local advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations in Kazakhstan. Despite these resources and the Company’s efforts to comply, the Company may fail to comply with a legal or regulatory requirement in Kazakhstan, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder.

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The directors and officers may have conflicts of interest with the Company.

Certain directors and officers of the Company are or may become associated with other mining and/or mineral exploration and development companies which may give rise to conflicts of interest. Directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve such a contract. In addition, directors and officers are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors and officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not be the only business enterprise of these directors and officers. Further, any failure of the directors or officers of the Company to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The Company may be subject to costly and unpredictable legal proceedings.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurance that these matters will not have a material adverse effect on the Company’s business.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts. The Company's ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Compliance with laws is costly and may result in unexpected liabilities.

The Company is headquartered in Vancouver, Canada and its mineral properties are located in Kazakhstan. The Company’s business is subject to various laws and regulations in Canada and Kazakhstan. These laws include compliance with the Extractive Sector Transparency Measures Act (Canada), which requires companies to report annually on payments made to all levels of governments both in Canada and abroad. The Company is also required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada).

In addition, upon Listing, the Company will be subject to additional laws and regulations, compliance with which is both time consuming and costly. If the Company and/or its businesses are subject to an enforcement action or are found to be in violation of any such laws, this may result in significant penalties, fines and/or sanctions which could have a material adverse effect on the Company, which could cause a significant decline in the value of the Common Shares.

The legal and regulatory requirements in Kazakhstan are different from those in Canada. The Company relies, to a great extent, on the Company’s local advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations in Kazakhstan. Despite these resources, the Company may fail to comply with a legal or regulatory requirement in Kazakhstan, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder.

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We are exposed to information systems and cyber security risks.

Arras’ information systems (including those of any of its counterparties) may be vulnerable to the increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deception. Arras’ operations depend, in part, on how well the Company and its counterparties protect networks, equipment, information technology systems and software against damage from threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. There can be no assurance that Arras or its counterparties will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

We need and rely upon key personnel

Presently, we employ a limited number of full-time employees, utilize outside consultants, and in large part rely on the efforts of our officers and directors. Our success will depend, in part, upon the ability to attract and retain qualified employees. In particular, we have only three executive officers, Timothy Barry, Darren Klinck and Christopher Richards, and the loss of the services of any of these three persons could adversely affect our business.

We face general risks in respect of our option and joint venture agreements

The Company has and may continue to enter into option agreements and/or joint ventures as a means of acquiring property interests. Any failure of any partner to meet its obligations to the Company or other third parties, or any disputes with respect to third parties’ respective rights and obligations could have a material adverse effect on the Company’s rights under such agreements. Furthermore, the Company may be unable to exert direct influence over strategic decisions made in respect of properties that are subject to the terms of these agreements, and the result may be a materially adverse impact on the strategic value of the underlying mineral claims.

We are subject to specific risks associated with joint venture agreements

The Company holds its interest in the Stepnoe and Ekidos properties through the JV Agreement, and the Akkuduk, Nogurbek, Maisor and Elemes proper-ties through the Maikain JV Agreement. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of the Company’s interest in the properties, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:

•	disagreement amongst joint venture parties on how to conduct business;
•	inability of joint venture parties to meet their obligations to the joint venture or third parties;
•	litigation arising between joint venture shareholders;
•	inability to exert influence over certain strategic decisions;

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•	inability of the Company to make its required contributions under the JV Agreement, which may result in dilution to the Company’s interest in the joint venture; and
•	decisions under the dispute resolution provisions of the JV Agreement may not be resolved in the Company’s favour.

The Company may expand into other geographic areas, which could increase the Company's operational, regulatory and other risks

While currently all of the Company's exploration activities are in Kazakhstan, the Company may in the future expand into other geographic areas, which could increase the Company's operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company's operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities, or integrate such operations successfully with the Company's existing operations.

Risks Relating to the Mineral Exploration Industry

There are inherent risks in the mineral exploration industry.

We are subject to all of the risks inherent in the minerals exploration industry, including, without limitation, the following:

•	we are subject to competition from a large number of companies, most of which are significantly larger than we are, in the acquisition, exploration, and development of mining properties;
•	we might not be able raise enough money to pay the fees and taxes and perform the labor necessary to maintain our concessions in good status;
•	exploration for minerals is highly speculative, involves substantial risks and is frequently un-productive, even when conducted on properties known to contain significant quantities of mineralization, and our exploration at the Beskauga Project may not result in the discovery of commercially mineable deposits of ore;
•	our operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls, and we may not be able to comply with these regulations and controls; and
•	a large number of factors beyond our control, including fluctuations in metal prices, inflation, and other economic conditions, will affect the economic feasibility of mining.

Metals prices are subject to extreme fluctuation.

Our activities are influenced by the prices of commodities, including gold, copper, silver, zinc, lead and other metals. These prices fluctuate widely and are affected by numerous factors beyond our control, including interest rates, expectations for inflation, speculation, currency values (in particular, the strength of the U.S. dollar), global and regional demand, political and economic conditions and production costs in major metal-producing regions of the world.

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Our ability to establish reserves through our exploration activities, our future profitability and our long-term viability depend, in large part, on the market prices of gold, copper, silver, zinc, lead and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;
•	supply of, and demand for, gold, copper, silver, zinc, lead and other metals;
•	speculative activities and producer hedging activities;
•	expectations for inflation;
•	political and economic conditions; and
•	supply of, and demand for, consumables required for production.

Future weakness in the global economy could increase volatility in metals prices or depress metals prices, which could in turn reduce the value of our properties, make it more difficult to raise additional capital, and make it uneconomical for us to continue our exploration activities.

Our future operations will require additional permits from various governmental authorities.

Our operations are and will continue to be governed by laws and regulations governing prospecting, mineral exploration, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. There can be no assurance that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties.

Title to our properties may be challenged or defective.

We attempt to confirm the validity of our rights of title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. The Beskauga Property may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by undetected defects. There may be valid challenges to the title of any of the claims comprising the Beskauga Property that, if successful, could impair possible development and/or operations with respect to such properties in the future. Challenges to permits or property rights (whether successful or unsuccessful), changes to the terms of permits or property rights, or a failure to comply with the terms of any permits or property rights that have been obtained could have a material adverse effect on our business by delaying or preventing or making continued operations economically unfeasible.

A title defect could result in Arras losing all or a portion of its right, title, and interest to and in the properties to which the title defect relates. Title insurance generally is not available, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. As of February 22, 2022, we are not aware of any challenges from the government or from third parties.

We are subject to complex environmental and other regulatory risks, which could expose us to significant liability and delay and potentially the suspension or termination of our exploration efforts.

Our mineral exploration activities are subject to federal, state and local environmental regulations in Kazakhstan. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. No assurance can be given that environmental standards imposed by the government of Kazakhstan will not be changed, thereby possibly materially adversely affecting our proposed activities. Compliance with these environmental requirements may also necessitate significant capital outlays or may materially affect our earning power.

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Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.

Future changes in environmental regulations in Kazakhstan may adversely affect our exploration activities, make them prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on the properties in which we currently hold interests, or may hold interests in the future, that are unknown to us at present and that have been caused by us or previous owners or operators, or that may have occurred naturally. We may be liable for remediating any damage that we may have caused. The liability could include costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

Our industry is highly competitive, attractive mineral properties and property concessions are scarce, and we may not be able to obtain quality properties or concessions.

We compete with other mining and exploration companies in the acquisition of mineral properties and property concessions. There is competition for a limited number of attractive mineral property acquisition opportunities, some of which is with other companies having substantially greater financial resources, staff and facilities than we do. As a result, we may have difficulty acquiring quality mineral properties or property concessions.

Our operations are subject to various hazards.

We are subject to risks and hazards, including environmental hazards, possible encounters with unusual or unexpected geological formations, cave-ins, flooding and earthquakes, and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or the destruction of, mineral properties or future production facilities, personal injury or death, environmental damage, delays in our exploration activities, asset write-downs, monetary losses and possible legal liability. We may not be insured against all losses or liabilities, either because such insurance is unavailable or because we have elected not to purchase such insurance due to high premium costs or other reasons. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our activities. The realization of any significant liabilities in connection with our activities as described above could negatively affect our activities.

Social and environmental activism can negatively impact exploration, development and mining activities

There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

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Risks Relating to Foreign Operations

There are inherent risks with foreign operations.

Our business activities are primarily conducted in Kazakhstan, and as such, our activities are exposed to various levels of foreign political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls and governmental regulations that favor or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Kazakhstan may adversely affect our exploration and possible future development activities. We may also be affected to varying degrees by government regulations with respect to, but not limited to, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations. In addition, legislation in Canada or Kazakhstan regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition.

We face risks as a result of operating in Kazakhstan

The Beskauga Project is in Kazakhstan. As is typical of an emerging market, Kazakhstan’s business, legal and regulatory infrastructure has been subject to substantial political, economic and social change. Our business in Kazakhstan is subject to Kazakhstan-specific laws and regulations, including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. Our failure to manage the risks associated with doing business in Kazakhstan could have a material adverse effect upon our results of operations.

The Company’s only project is the Beskauga Project, and any adverse development affecting the Beskauga Project, including the Company’s interests, licenses and permits relating thereto, could be expected have a material adverse effect on the Company, its businesses, prospects, assets, results of operations and condition (financial or otherwise).

The Company has obtained permits from the Government of Kazakhstan that enable it to conduct exploration activities. Notwithstanding these arrangements, the Company’s ability to conduct exploration activities is subject to changes in government regulations or shifts in political attitudes over which the Company has no control.

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There can be no assurance that industries deemed of national or strategic importance to Kazakhstan such as mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur and other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that the Company’s assets in Kazakhstan will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. Similarly the Company’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, mine safety and annual payments to maintain mineral properties in good standing. There can be no assurance that the laws of Kazakhstan protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks detailed above. There can be no assurance that any agreements with the government of Kazakhstan will prove to be enforceable or provide adequate protection against any or all of the risks described above.

Existing contracts or licences with respect to the Company’s operations may be subject to selective or arbitrary government action

The Company’s contracts and licences in Kazakhstan may be susceptible to arbitrary revision and termination. Legal redress for such actions may be uncertain, delayed or unavailable. In addition, it is often difficult to determine from governmental records whether statutory and corporate actions have been properly completed by the parties or applicable regulatory agencies. In some cases, failure to follow the actions may call into question the validity of the entity or the action taken. Examples include corporate registration or amendments, capital contributions, transfers of assets or issuances or transfers of capital stock. Ensuring the Company’s ongoing rights to mineral properties will require a careful monitoring of performance of its contracts and other licences and monitoring the evolution of the laws and practices of Kazakhstan. Failure to comply with the terms of the necessary licences or contracts or show compliance against official records may result in their revocation which may have an adverse effect on the Company’s operations.

Changes in the political environment in Kazakhstan could have a material impact on the Company’s business, prospects, results of operations and financial condition

Since Kazakhstan declared its independence in 1991 after the dissolution of the Soviet Union, Kazakhstan has had political stability as an independent nation. Yet, there is potential for social, political, economic, legal and fiscal instability. The Company cannot predict the possibility of any future changes in the political environment in Kazakhstan that would have an impact on Kazakh laws and regulations, their interpretation or enforcement, or the effect of such changes on the Company’s business, prospects, results of operations and financial condition. The risks include, among other things:

•	local currency devaluation;
•	exchange controls or availability of hard currency;
•	changes in export and transportation regulations relating to metals;
•	changes in national fiscal regulations;
•	changes in anti-monopoly legislation or its exercise;
•	nationalization or expropriation of property; and
•	interruption or blockage of the export of metals.

There can be no assurance that changes in the political environment will not affect governmental regulation and policy.

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The Company relies on international advisors and consultants

The legal and regulatory requirements in Kazakhstan with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in Kazakhstan in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labor, litigation and tax matters in this jurisdiction. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company.

Our operations may be affected by the armed conflict between Ukraine and Russia

In early 2014, an armed conflict developed in Ukraine with Russia, which transitioned to a long stalemate, with regular skirmishes occurring along the Russian- and Ukrainian-controlled border regions. On February 24, 2022, Russia began a full-scale military invasion into Ukraine, a conflict which is escalating as of the current date.  Kazakhstan, the country in which the Company’s material property sits, shares a border with Russia, but not Ukraine.  Currently, the Company’s ability to operate and conduct exploration activities, has not been impacted.  However, Russia and Russian companies are major suppliers to Kazakhstan and the Ukrainian conflict, and related sanctions imposed on Russia, could result in a disruption to the supply chain into Kazakhstan, including access to fuel and electricity.

Risks Relating to the Spin Out:

We share certain key officers and directors with Silver Bull, which means that those officers do not devote their full time and attention to our affairs, and the overlap may give rise to conflicts of interest.

Our Chief Executive Officer, Timothy Barry, also serves as Chief Executive Officer of Silver Bull, our President, Darren Klinck, also serves as President of Silver Bull, and our Chief Financial Officer, Christopher Richards, also serves as Chief Financial Officer of Silver Bull. As a result, our executive officers do not devote their full time and attention to the Company’s affairs. There may be circumstances in which our executive officers are compelled to spend a significant portion of their time and attention to Silver Bull’s affairs, which may mean that they are unable to devote sufficient time to the Company’s affairs. Furthermore, our Chairman, Brian Edgar, also serves as Chairman of Silver Bull, and three members of our Board (including Timothy Barry and Brian Edgar) are also directors of Silver Bull. The overlapping officers and directors may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, conflicts may arise if there are issues or disputes under commercial arrangements that may exist between Silver Bull and us, including with respect to allocation of costs for salaries of overlapping officers and common office-related overhead expenditures. Any failure of the directors or officers of the Company to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

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Our historical financial information through September 24, 2021 is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

Our historical financial statements through September 24, 2021 have been derived (carved out) from the Silver Bull consolidated financial statements and accounting records. This derived information does not necessarily reflect the financial position, results of operations, and cash flows we would have achieved as a stand-alone company during the period presented, or those that we will achieve in the future.

This is primarily because of the following factors:

•	For the period through September 24, 2021, our business was operated as a subsidiary of Silver Bull.
•	Our financial statements include an allocation from Silver Bull of certain corporate-related general and administrative expenses that we would incur as a stand-alone company that we have not previously incurred. The allocation of these additional expenses, which are included in the financial statements, may not be indicative of the actual expense that would have been incurred had we operated as a stand-alone company for the period presented therein.
•	In connection with the Spin Out, we incurred one-time costs of approximately $0.3 million during the period from inception on February 5, 2021 to October 31, 2021.

Therefore, our historical financial information may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial information. Moreover, because the Company was formed in February 2021, we only have presented historical financial statements from that date through October 31, 2021. This brief period of time may not be indicative of the actual future financial performance of the Company.

Risks Relating to the Common Shares:

Investors may lose their entire investment

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business.

There is no existing public market for the Common Shares

It is proposed that the Common Shares will be listed on the TSXV; however, there can be no assurance that such listing will be obtained and even if obtained, that an active and liquid market for the Common Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company. If a market does not develop or is not sustained, it may be difficult for investors to sell the Common Shares at an attractive price or at all. The Company cannot predict the prices at which the Common Shares will trade.

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Further equity financings may lead to the dilution of our common stock.

In order to finance future operations, we may raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. We cannot predict the size of future issuances of Common Shares or the size and terms of future issuances of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective security holders. Demand for equity securities in the mining industry has been weak; therefore, equity financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing shareholders.

TSXV Listing

If the Company fails to list the Common Shares on the TSXV, the liquidity for its Common Shares would be significantly impaired, which may substantially decrease the value of the Common Shares.

In addition, in the future, the Company’s Common Shares may fail to meet the continued listing requirements to be listed on the TSXV. If the TSXV delists the Common Shares from trading on its exchange, the Company could face material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a “penny stock” which will require brokers trading in the Common Shares to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the Securities and Exchange Commission (the “SEC”). We may in the future lose foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we may be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

Risks associated with evolving corporate governance and public disclosure regulations

The Company is subject to changing rules and regulations promulgated by the United States and Canadian governmental and self-regulated organizations, including the SEC, the CSA, any exchange or marketplace on which Arras’ securities are listed or trade, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. The Company’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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No dividends are anticipated.

At the present time, we do not anticipate paying dividends, cash or otherwise, on our Common Shares in the foreseeable future. Future dividends will depend on our earnings, if any, our financial requirements and other factors. There can be no assurance that we will pay dividends.

Equity securities are subject to trading and volatility risks.

The trading price of our Common Shares may be subject to wide fluctuations in response to announcements of our business developments, results and progress of our exploration activities at the Beskauga Project, progress reports on our exploration activities, and other events or factors. In addition, stock markets have experienced significant price volatility in recent months and years. This volatility has had a substantial effect on the share prices of companies, at times for reasons unrelated to their operating performance. These fluctuations could be in response to:

•	volatility in metal prices;
•	political developments in the Kazakhstan;
•	news reports relating to trends in our industry or general economic conditions; and
•	these broad market and industry fluctuations may adversely affect the price of our Common Shares, regardless of our operating performance.

We cannot make any predictions or projections as to what the prevailing market price for our Common Shares will be at any time, including as to whether our common stock will achieve or remain at levels at or near its offering price, or as to what effect the sale of shares or the availability of Common Shares for sale at any time will have on the prevailing market price.

The Company may be a passive foreign investment company for U.S. federal income tax purposes.

The Company may be, or could become, a passive foreign investment company within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, which could result in certain potentially adverse U.S. federal income tax consequences to certain U.S. taxpayers with respect to such taxpayer’s ownership and disposition of our Common Shares.

Legal Proceedings and Regulatory Actions

To the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is the subject matter of, or was the subject matter of, since the Company was incorporated, and no such proceedings or actions are known by the Company to be contemplated.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, since its incorporation..

Interests of Management and Others in Material Transactions

No director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three-years before the date of this Prospectus which has materially affected or is reasonably expected to materially affect the Company.

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Auditors, Transfer Agent and Registrar

The independent auditors of the Company are Smythe LLP, Chartered Professional Accountants, located at 475 Howe St #1700, Vancouver, BC V6C 2B3. Smythe LLP had advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Abzal Audit, located at 50, Kazybek bi St., of. 66, 67, 68, 72, corner of Panfilov St, P.O. Box: 050000, Almaty, Kazakhstan, audited the financial statements of Ekidos LLP for the year ended December 31, 2021 and issued an auditor’s report dated April 6, 2022, and for the period from incorporation to December 31, 2020, and issued an auditor’s report dated March 30, 2021. As at March 30, 2021 and April 6, 2022, Abzal Audit was not required by securities legislation to enter, and had not entered, into a participation agreement with the Canadian Public Accountability Board. An audit firm that enters into a participation agreement is subject to the oversight program of the Canadian Public Accountability Board.

The transfer agent and registrar of the Common Shares is Olympia Trust Company at its principal offices in Calgary, Alberta.

Material Contracts

Except for material contracts entered into in the ordinary course of business, set out below are material contracts to which the Company is a party and entered into since the date of incorporation of the Company. Copies of such material contracts will be filed with the Canadian securities regulatory authorities and will be available for review under the Company’s profile on SEDAR at www.sedar.com.

1.	APA, see “General Development and Business of the Company – the Spin Out”.

2.	Beskauga Option Agreement, see “General Development and Business of the Company –Beskauga Option Agreement”.

3.	Escrow Agreement, see “Escrowed Securities and Securities Subject to Contractual Restriction on Transfer”.

Promoter

Silver Bull may be considered to be a promoter of the Company in that it took the initiative in founding and organizing the business of the Company. Silver Bull beneficially owns, controls or directs, directly or indirectly, 852,262 Common Shares, representing 1.62% of the issued and outstanding Common Shares as of the date of the Prospectus.

Additional information about Silver Bull and its role in the formation of the Company is disclosed elsewhere in this Prospectus. See “History of the Company Since Incorporation – The Spin Out”, “History of the Company Since Incorporation - Separation and Distribution Agreement”, “History of the Company Since Incorporation – Beskauga Option Agreement”, “History of the Company Since Incorporation – Stepnoe and Ekidos JV Agreement” and “History of the Company Since Incorporation – Loan Agreements” for further details.

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Experts

Scientific and technical information relating to the Beskauga Property contained in this Prospectus is derived from, and in some instances is a direct extract from, and based on the assumptions, qualifications and procedures set out in the Beskauga Technical Report prepared by David Underwood, B.Sc. (Hons) and Matthew Dumala, B.Sc., each a “qualified person” for the purposes of NI 43-101, filed on March 4, 2022.

Each of David Underwood, B.Sc. (Hons) and Matthew Dumala, B.Sc. reviewed and approved the scientific and technical information relating to the Beskauga Property contained in this Prospectus and is a “qualified person” and “independent” of the Company within the meanings of NI 43-101. To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals do not beneficially own, directly or indirectly, any Common Shares.

Smythe LLP, Chartered Professional Accountants, of #1700 – 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3 are the external independent auditors of the Company and have confirmed that they are independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. As of the date hereof, Smythe LLP does not beneficially own, directly or indirectly, any Common Shares.

Abzal Audit, of 50, Kazybek bi St., of. 66, 67, 68, 72, corner of Panfilov St, P.O. Box: 050000, Almaty, Kazakhstan audited the financial statements of Ekidos LLP for the period from incorporation to December 31, 2020 and for the year ended December 31, 2021. As of the date hereof, neither Abzal Audit nor any of its “designated professionals” (as that term is defined in Form 51-102F2 – Annual Information Form) beneficially owns, directly or indirectly, any Common Shares.

Certain legal matters in respect of this Prospectus have been passed upon on the behalf of Arras by Blake, Cassels & Graydon LLP. As at the date hereof the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Agent for Service of Process

Daniel Kunz, a director of the Company, Timothy Barry, the Chief Executive Officer and a director of the Company and David Underwood, B.Sc. (Hons), a “qualified person” for the purposes of NI 43-101, reside outside of Canada, and Abzal Audit, the auditor of Ekidos LLP, is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction. Mr. Kunz, Mr. Barry, Mr. Underwood and Abzal Audit have appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3, Canada as the agent for service of process in Canada. The Company advises that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Purchasers’ Statutory Rights of Withdrawal and Rescission

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

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APPENDIX I – AUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED OCTOBER 31, 2021

(See attached)

I-1

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF ARRAS MINERALS CORP.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Arras Minerals Corp. (the “Company”) as of October 31, 2021, and the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the period from inception on February 5, 2021 to October 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021, and the results of its operations and its cash flows for the period from inception on February 5, 2021 to October 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the financial statements, which indicates that the Company incurred a net loss during the period from inception on February 5, 2021 to October 31, 2021 and has not yet commenced revenue producing operations. As stated in Note 1 to the financial statements, these conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

F-2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern Assessment

As described in Note 1 of the financial statements, the financial statements are prepared on a going concern basis, which assumes that the Company will continue its operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. As at October 31, 2021, the Company has not earned any cash inflows from operations and expects to incur additional losses in the future. The ability of the Company to continue as a going concern is dependent on raising capital to fund its exploration plans and ultimately to attain profitable operations.

We identified the assessment of going concern as a critical audit matter. Auditing management’s going concern assessment is challenging as it involves subjective assumptions about the ability to raise future financing and future cash outflows relating to planned exploration activities and other ongoing operating and administrative expenditures that are inherently uncertain.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the appropriateness of the inputs and key assumptions used in the cash flow forecasts, specifically the assumption of cash flows related to exploration activities, taking into consideration the Company’s commitments under option agreements. In addition, we assessed management’s plan and ability to raise future financing by observing past financing ability and through discussion with management. We also assessed the accuracy and completeness of the disclosures around the going concern uncertainty in Note 1 of the financial statements.

/s/ Smythe LLP

Smythe LLP, Chartered Professional Accountants

We have served as the Company's auditor since 2021.

Vancouver, Canada

February 17, 2022

F-3

ARRAS MINERALS CORP.
Statement of Financial Position
(Expressed in United States Dollars)

October 31, 2021

Assets
Current
Cash and cash equivalents	$3,806,291
Other receivables	15,929
Prepaid expenses	32,030
Due from related party (Note 12)	2,808
Loans to Ekidos Minerals LLP (Notes 3 and 7)	3,178,500
Total Current Assets	7,035,558
Office and equipment (Notes 3 and 8)	105,166
Mineral properties (Notes 3, 6 and 9)	651,603
Total Assets	$7,792,327
Liabilities
Current
Accounts payable and accrued liabilities (Note 12)	$541,624
Total Liabilities	541,624
Shareholders’ Equity
Share capital (Note 10)	8,439,234
Reserves (Note 10)	923,051
Deficit	(2,111,582)
Total Shareholders’ Equity	7,250,703
Total Liabilities and Shareholders’ Equity	$7,792,327

Nature of operations and going concern (Note 1)

Subsequent events (Note 17)

On behalf of the Board:
/s/ Brian Edgar	/s/ Daniel Kunz
Director	Director

The accompanying notes are an integral part of these financial statements.

F-4

ARRAS MINERALS CORP.
Statement of Comprehensive Loss
(Expressed in United States Dollars)

For the Period from Inception on February 5, 2021 to October 31, 2021
Expenses
Exploration (Notes 6 and 10)	$601,820
Personnel (Notes 10 and 12)	674,718
Professional services (Note 12)	492,908
Directors’ fees (Notes 10 and 12)	308,009
Office and administrative (Note 12)	59,634
Depreciation (Note 8)	21,667
Foreign exchange gain	(47,163)
2,111,593
Interest income	(11)
Net and Comprehensive Loss for the Period	$(2,111,582)
Basic and Diluted Loss per Common Share	$(0.06)
Weighted Average Number of Common Shares Outstanding	34,452,651

The accompanying notes are an integral part of these financial statements.

F-5

ARRAS MINERALS CORP.
Statement of Changes in Shareholders’ Equity
(Expressed in United States Dollars)

	Share Capital
	Common Shares	Amount	Equity Reserves	Deficit	Shareholders’ Equity

Shares issued upon inception (February 5, 2021) (Note 1)	100	1	$—	—	$1
Shares issued pursuant to asset purchase agreement (Note 3)	36,000,000	1,367,668	—	—	1,367,668
Private placements, net of share issue costs (Note 10)	11,403,000	7,032,152	—	—	7,032,152
Shares issued to finder (Notes 6, 9 and 10)	400,000	323,913	—	—	323,913
Warrants issued pursuant to the Separation and Distribution Agreement (Notes 3 and 10)	—	(284,500)	284,500	—	—
Share-based payment (Note 10)	—	—	638,551	—	638,551
Net loss for the period	—	—	—	(2,111,582)	(2,111,582)
Balance, October 31, 2021	47,803,100	8,439,234	$923,051	(2,111,582)	$7,250,703

The accompanying notes are an integral part of these financial statements.

F-6

ARRAS MINERALS CORP.
Statement of Cash Flows
(Expressed in United States Dollars)

For the Period from Inception on February 5, 2021 to October 31, 2021
Operating Activities
Net loss for the period	$(2,111,582)
Items not affecting cash
Depreciation	21,667
Unrealized foreign exchange gain	(46,574)
Share-based payment	638,551
(1,497,938)
Changes in non-cash working capital
Other receivables	(15,929)
Prepaid expenses	(32,030)
Due from related party	(2,808)
Accounts payable and accrued liabilities	487,900
437,133
Cash Used in Operating Activities	(1,060,805)
Financing Activity
Issuance of common shares, net of share issue costs	7,085,877
Cash Provided by Financing Activity	7,085,877
Investing Activities
Purchase of equipment	(71,855)
Loans to Ekidos Minerals LLP	(2,193,500)
Cash Used in Investing Activities	(2,265,355)
Effect of Foreign Currency Translation on Cash	46,574
Net Change in Cash and Cash Equivalents	3,806,291
Cash and Cash Equivalents, Beginning of Period	—
Cash and Cash Equivalents, End of Period	$3,806,291
Supplemental Cash Flow Information (Note 13)

The accompanying notes are an integral part of these financial statements.

F-7

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Arras Minerals Corp. (the “Company”) was incorporated on February 5, 2021 under the Business Corporations Act (British Columbia) as part of an asset purchase agreement to reorganize Silver Bull Resources, Inc. (“Silver Bull”) as described in Note 3. The Company’s head office is located at 1610-777 Dunsmuir Street, Vancouver, BC, V7Y 1K4, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral property interests. The Company’s assets consist primarily of the option to acquire a 100% interest in the Beskauga property (“Beskauga”) in Kazakhstan, and loans made to Ekidos Minerals LLP (“Ekidos”), who holds exploration licenses for properties located in Kazakhstan.

The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and the exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These financial statements are prepared on a going concern basis, which contemplated that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses to date and has no current sources of revenue or cash inflows from operations. The Company relies on share issuances in order to fund its exploration and other business objectives. Since inception to October 31, 2021, the Company has raised Canadian dollar (“$CDN”) $8.8 million (United States dollars of $7 million) through the issuance of common shares, and as at October 31, 2021 has cash of $3.8 million which, based on current forecasts, is sufficient to fund the Company’s required expenditures under the commitments of the option agreement for Beskauga and general corporate activities.

The Company’s ability to continue as a going concern and fulfill its commitments under the Beskauga option agreement is dependent upon successful execution of its business plan, raising additional capital or evaluating strategic alternatives. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. There can be no guarantees that future equity financing will be available in which case the Company may need to reduce its exploration activities. There can be no assurance that management’s plan will be successful. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

On March 11, 2020, the novel coronavirus outbreak (“COVID-19”) was declared a pandemic by the World Health Organization. While, other than travel restriction to the Company’s exploration projects, the Company has not been significantly impacted by COVID-19, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s business are not known at this time. These impacts could include an impact on the Company’s ability to obtain equity financing to fund additional exploration activities as well as the Company’s ability to explore and conduct business.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) appliable to the preparation of financial statements.

These financial statements are presented in United States dollars, which is the Company’s functional currency.

F-8

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

b)	Basis of presentation

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Approval of the financial statements

These financial statements were authorized for issue by the Board of Directors on February 16, 2022.

3.	ASSET PURCHASE AND SEPARATION AND DISTRIBUTION AGREEMENTS

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, a majority shareholder (88% interest) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 6, to the Company. The consideration payable by the Company to Silver Bull was $1,367,668, paid through the issuance of 36,000,000 common shares of the Company.

The fair value of the assets at the date of transfer was as follows:

Mineral properties	$327,690
Mining equipment	45,647
Computer equipment and software	9,331
Loans to Ekidos Minerals LLP (“Ekidos”)	985,000

Net assets acquired	$1,367,668

On September 24, 2021, pursuant to a Separation and Distribution Agreement, Silver Bull distributed to its shareholders one common share of the Company for each Silver Bull common share held by such shareholders, or 34,547,838 common shares of the Company in total (the “Distribution”). Upon completion of the Distribution, Silver Bull retained 1,452,162 common shares of the Company, representing a 4% interest in the Company on the Distribution date. Further, Silver Bull warrant holders will receive, upon exercise of any Silver Bull warrant (the “Silver Bull Warrants”), for the original exercise price, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these Silver Bull Warrants. A total of 1,971,289 Silver Bull Warrants were outstanding at the time of the Distribution which, if all exercised, would require the Company to issue 1,971,289 common shares for proceeds of $492,822.

At the date of the Distribution, the assets transferred did not meet the definition of a business, as there were no substantive processes in place, and the transaction has been accounted for as an acquisition of assets, rather than a business combination. The transaction is accounted for in accordance with IFRS 2 – Share-based payments and IFRS 3 Business Combinations (“IFRS 3”).

4.	USE OF JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

F-9

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including ones related to: reserve and resource estimates; title to mineral properties; future commodity prices; estimated costs of future production; future costs of restoration provisions; changes in government legislation and regulations; estimated future income tax amounts; the availability of financing; and various operational factors.

Judgments that have the most significant effect on the amounts recognized in the Company`s financial statements are as follows:

a)	Determination of functional currency

The determination of the Company’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of the Company. The Company reconsiders the functional currencies used when there is a change in events and conditions considered in determining the primary economic environment of the Company.

b)	Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties exist related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern.

c)	Asset acquisitions versus business combinations

Management had to apply judgment with respect to whether the acquisitions through the asset purchase agreement (as discussed in Note 6) were asset acquisitions or business combinations. The assessments required management to assess the inputs, processes and outputs of the companies acquired at the time of the acquisition. Pursuant to the assessment, the asset purchase agreement was considered to be an asset acquisition.

Estimates that have the most significant effect on the amounts recognized in the Company`s financial statements are as follows:

d)	Valuation of mineral properties

The Company carries the acquisition costs of its mineral properties at cost less any provision for impairment. The Company undertakes periodic reviews of the carrying values of mineral properties and whenever events or changes in circumstances indicate that their carrying values may exceed their fair value. In undertaking these reviews, management of the Company is required to make significant estimates. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures.

e)	Share-based payment

The Company uses the Black-Scholes option pricing model for the valuation of share-based payment. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and share-based payment reserve. Measurement of the Company’s obligation to issue shares upon exercise of Silver Bull Warrants is based on an instinct value pricing model which uses assumptions with respect to share price. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss or in equity.

F-10

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

f)	Fair value of net assets acquired

The Company makes estimates in determining the fair value of the assets acquired as part of an acquisition. Management exercises judgment in estimating the probability and timing of when cash flows are expected to be achieved, which is used as the basis for estimating fair value. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through profit or loss.

g)	Recoverability of loans to Ekidos Minerals LLP

Estimates are inherent in the on-going assessment of the recoverability of its loans to Ekidos Minerals LLP. The Company is not able to predict changes in financial conditions of its loan holders and the Company’s judgment related to the recoverability of its loans receivable may be material.

5.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied in these financial statements.

a)	Foreign currency translation

These financial statements are presented in United States Dollars (“USD”) which is the functional currency of the Company.

Statement of financial position: monetary assets and liabilities are translated into USD using period end exchange rates. Non-monetary assets and liabilities are translated into USD using historical exchange rates.

Statement of comprehensive loss: income, expenses, and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

Statement of changes in shareholders’ equity: all resulting exchange differences are recognized as a separate component of equity and in other comprehensive loss.

b)	Financial instruments

Recognition and measurement of financial assets

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument.

Classification of financial assets

The Company classifies financial assets at initial recognition as financial assets: measured at amortized cost, measured at fair value through other comprehensive income or measured at fair value through profit or loss.

i.	Financial assets measured at amortized cost

A financial asset that meets both of the following conditions is classified as a financial asset measured at amortized cost:

●         The Company’s business model for such financial assets is to hold the assets in order to collect contractual cash flows.

●         The contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

A financial asset measured at amortized cost is initially recognized at fair value plus transaction costs directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, net of impairment loss, if necessary. The Company classifies its loans to Ekidos and due from related party as amortized cost.

F-11

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

ii.	Financial assets measured at fair value through other comprehensive income (“FVTOCI”)

A financial asset measured at fair value through other comprehensive income is recognized initially at fair value plus transaction cost directly attributable to the asset. After initial recognition, the asset is measured at fair value with changes in fair value included as “financial asset at fair value through other comprehensive income” in other comprehensive income.

iii.	Financial assets measured at fair value through profit or loss (“FVTPL”)

A financial asset measured at fair value through profit or loss is recognized initially at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial asset is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises. The Company classifies its cash as fair value through profit or loss.

Derecognition of financial assets

The Company derecognizes a financial asset if the contractual rights to the cash flows from the asset expire, or the Company transfers substantially all the risks and rewards of ownership of the financial asset. Any interests in transferred financial assets that are created or retained by the Company are recognized as a separate asset or liability. Gains and losses on derecognition are generally recognized in the statement of comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Recognition and measurement of financial liabilities

The Company recognizes financial liabilities when it becomes a party to the contractual provisions of the instruments.

Classification of Financial Liabilities

The Company classifies financial liabilities at initial recognition as financial liabilities: measured at amortized cost or measured at fair value through profit or loss.

i.	Financial liabilities measured at amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction cost directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method. The Company classifies its accounts payable and accrued liabilities as amortized cost.

ii.	Financial liabilities measured at fair value through profit or loss

A financial liability measured at fair value through profit or loss is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises.

Derecognition of financial liabilities

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the statement of comprehensive loss.

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

F-12

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

c)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for assets or liabilities that are not based on observable market data.

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash, loans to Ekidos, accounts payable and accrued liabilities and due from related party. The carrying values approximate the fair values due to the short-term maturity of these instruments. There were no transfers between fair value levels during the period ended October 31, 2021.

d)	Mineral properties

Costs directly related to the acquisition of mineral properties are capitalized. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Exploration, evaluation and property maintenance costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are expensed as incurred up to the date of establishing that property costs are economically recoverable and that the project is technically feasible.

Mineral properties are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

Development expenditures are those incurred subsequent to the establishment of economic recoverability and after receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent upon the Company obtaining sufficient financial resources, permits, and licenses to develop the mineral property. Development costs are capitalized and included in the carrying amount of the related property.

Mineral property and mine development costs capitalized are amortized using the units-of-production method over the estimated life of the proven and probable reserves.

e)	Office and equipment

Items of office and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management, including estimated decommissioning and restoration costs and, where applicable, borrowing costs. If significant parts of an item of office and equipment have different useful lives, then they are accounted for as separate items (major components) of office and equipment.

F-13

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

No depreciation is recorded until the asset is substantially complete and ready for use. Office and equipment are depreciated over their estimated useful lives as follows:

Mining equipment	Straight-line over five years
Computer equipment and software	Straight-line over one year

f)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including mineral properties and office and equipment every reporting period. If there is any indication that the assets or Cash-Generating Units (the “CGU”) may not be fully recoverable, the recoverable amount of the asset or CGU is estimated in order to determine the extent of the impairment loss, if any. CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or group of assets.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or CGU are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

g)	Restoration provisions

The Company recognizes liabilities for legal, contractual and constructive obligations for decommissioning and restoration when those obligations result from the acquisition, construction, development or normal operation of the asset. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the corresponding decommissioning and restoration cost is capitalized to the carrying amount of the related asset and amortized as an expense over the useful life of the related asset. Following the initial recognition of the restoration provision, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discounted rate and the amount or timing of cash flows needed to settle the obligation.

h)	Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

i)	Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used are those that are enacted or substantively enacted by the reporting date.

F-14

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

Deferred income tax is provided for based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of assets and liabilities in a transaction that is not a business combination and affects neither the taxable profit nor the accounting profit. The change in the net deferred income tax asset or liability is included in net income (loss) except for deferred income tax relating to equity items, which are recognized directly in equity. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

The determination of current and deferred taxes requires interpretation of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

j)	Share-based payment

The Company’s stock option plan (Note 9) allows the Company’s employees, directors, officers and service providers to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Share-based payment expense is recognized over the tranche’s vesting period by a charge to profit or loss. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to service providers and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

k)	Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial asset or financial liability. The Company’s common shares and warrants are classified as equity instruments. Share issuance costs are recorded against share proceeds.

F-15

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

l)	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.

m)	Non-monetary transactions

Shares issued for consideration other than cash are valued at the fair value of assets received or services rendered. If the fair value of assets received or services rendered cannot be reliably measured, shares issued for consideration will be valued at the quoted market price at the date of issuance.

n)	New standards not yet adopted

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16)

These amendments will prohibit the Company from deducting net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in a manner intended by management. The amendments require retrospective application and are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

6.	BESKAUGA OPTION AGREEMENT

On August 12, 2020, Silver Bull entered into the Beskauga Option Agreement with Copperbelt AG (“Copperbelt”) pursuant to which it has the exclusive right and option to acquire Copperbelt’s right, title and 100% interest in the Beskauga property located in Kazakhstan. Upon completion of Silver Bull’s due diligence on January 26, 2021, the Beskauga Option Agreement was finalized (the “Closing Date”).

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred all its rights, title and interest in and to the Beskauga Option Agreement to the Company. The consideration payable by the Company to Silver Bull for the purchased assets was $1,367,668, paid through the issuance of 36,000,000 common shares of common shares in the capital of the Company (Note 3).

Under the terms of the Beskauga Option Agreement, the Company must incur the following exploration expenditures:

Date	Amount
Within 1 year from Closing Date	$2 million
Within 2 years from Closing Date	$3 million
Within 3 years from Closing Date	$5 million
Within 4 years from Closing Date	$5 million

F-16

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

As of October 31, 2021, approximately $2,118,000 of the required expenditures have been incurred under the Beskauga Option Agreement, via the loans made to Ekidos. At October 31, 2021, Ekidos was an unrelated third-party Kazakh entity, which was incorporated by Copperbelt to hold the Beskauga property interests. The funds advanced will be used for the acquisition of mineral property concessions in Kazakhstan and expenditures incurred in relation to the Beskauga Option Agreement. The Company may acquire Ekidos, and upon completion of the acquisition, all amounts loaned to Ekidos would eliminate upon consolidation and the expenditures funded via these loans would be included in the consideration calculation of the transaction.

The Beskauga Option Agreement also provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, after the Company or its affiliate has incurred the exploration expenditures (outlined above), the Company or its affiliate may exercise the Beskauga Option and acquire (i) the Beskauga Property by paying Copperbelt $15,000,000 in cash, (ii) the Beskauga Main Project only by paying Copperbelt $13,500,000 in cash, or (iii) the Beskauga South Project only by paying Copperbelt $1,500,000 in cash.

In addition, the Beskauga Option Agreement provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with Canadian National Instrument 43-101 indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of the Company’s common shares to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and Copperbelt; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by Copperbelt that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

7.	LOANS TO EKIDOS MINERALS LLP

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred $985,000 of loan receivable from Ekidos to the Company (Note 3). During the period from inception on February 5, 2021 to October 31, 2021, the Company loaned an additional $2,193,500 to Ekidos. These loans are non-interest bearing and are payable between March 31, 2022 and June 30, 2022. Refer to Note 6 for additional discussion of these loans.

F-17

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

8.	OFFICE AND EQUIPMENT

	Mining Equipment	Computer Equipment and Software	Total
Cost
Assets acquired on acquisition	$45,647	$9,331	$54,978
Additions	71,855	—	71,855
Balance, October 31, 2021	117,502	9,331	126,833

Depreciation
Depreciation for the period	14,033	7,634	21,667
Balance, October 31, 2021	14,033	7,634	21,667

Carrying amounts
Balance, October 31, 2021	$103,469	$1,697	$105,166

During the period from inception on February 5, 2021 to October 31, 2021, the Company acquired mining equipment and computer equipment and software of $54,978 pursuant to an asset purchase agreement with Silver Bull (Note 3).

9.	MINERAL PROPERTIES

Balance: February 5, 2021	$—
Pursuant to asset purchase agreement (Note 3)	327,690
Common shares issued to finder (Note 10)	323,913

Balance: October 31, 2021	$651,603

10.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and an unlimited number of preferred shares, without par value.

b)	Issued and outstanding

Preferred shares

No preferred shares have been issued.

Common shares

As of October 31, 2021, there are 47,803,100 common shares issued and outstanding.

During the period from inception on February 5, 2021 to October 31, 2021, the following transactions occurred:

On February 5, 2021, the Company issued 100 common shares at a price of $0.01 per common share for gross proceeds of $1 in connection with the incorporation of the Company.

F-18

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

On March 19, 2021, the Company issued 36,000,000 common shares for gross consideration of $1,367,668 for an asset purchase agreement (Note 3).

On April 1, 2021, the Company completed a private placement for 5,035,000 common shares at a price of $CDN 0.50 per common share for gross proceeds of $CDN 2,517,500 ($2,001,352). No placement agent or finder’s fees were paid in connection with the private placement. The Company incurred other offering costs associated with the private placement of $21,761, of which $924 is included in accounts payable and accrued liabilities at October 31, 2021.

On October 21, 2021, the Company completed the initial tranche of a private placement for 6,368,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 6,368,000 ($5,107,282). The Company paid 5% finder fee totaling $28,927 to an agent respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the initial tranche of private placement of $25,794, of which $52,801 is included in accounts payable and accrued liabilities at October 31, 2021.

On October 25, 2021, pursuant to a finder’s fee agreement, the Company issued 400,000 common shares to UMS Project Limited Partnership for the introduction of Copperbelt AG and earning an interest in mineral property licenses from Copperbelt AG located in Kazakhstan (Note 6).

c)	Stock options

Pursuant to the Company’s Equity Incentive Plan (the “Plan”) approved by the Board of Directors, the Company grants stock options to employees, directors, officers and advisors. Under the Plan, options can be granted for a maximum term of ten years and the stock options shall vest in three equal installments, with one third of the options vesting on each of the grant date, the first-year anniversary of the grant date and the second anniversary of the grant date, unless otherwise designated by the Board. Further, the exercise price shall not be less than the price of the Company’s common shares on the date of the stock option grant.

During the period from inception on February 5, 2021 to October 31, 2021, the Company granted options to acquire 5,220,000 common shares with a weighted-average grant-date fair value of $0.22 per share and an exercise price of $CDN 0.50 per share.

No options were exercised during the period from inception on February 5, 2021 to October 31, 2021. Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, February 5, 2021	—	—
Issued	5,220,000	0.40
Cancelled	(160,000)	0.40
Balance, October 31, 2021	5,060,000	$0.40

F-19

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

The following options were outstanding and exercisable at October 31, 2021:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.40)	4,000,000	1,333,333	4.45
August 5, 2021	August 4, 2026	CDN 0.50 ($0.40)	800,000	266,667	4.76
September 24, 2021	September 23, 2026	CDN 0.50 ($0.40)	260,000	86,666	4.90
			5,060,000	1,686,666

The weighted average remaining contractual life for options outstanding at October 31, 2021 is 4.53 years.

The total fair value of options granted during the period from inception on February 5, 2021 to October 31, 2021 was $1,125,565, of which $638,551 was recognized share-based payment in the statement of comprehensive loss with a corresponding increase in reserves. The remaining amount of $497,426 will be expensed as the remaining unvested options vest.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $307,742 were recognized as personnel expenses for options granted to employees, $225,676 were recognized in directors’ fees for options granted to directors and $105,133 was recognized as exploration for options granted to employees and consultants.

A summary of the range of assumptions used to value stock options granted for the period from inception on February 5, 2021 to October 31, 2021 is as follows:

Options	For the Period from Inception on February 5, 2021 to October 31, 2021
Expected volatility	75% - 79%
Risk-free interest rate	0.46% - 1.03%
Dividend yield	—
Expected term (in years)	3 – 5

The expected volatility assumption is based on the historical and implied volatility of the comparable companies’ common share price. The risk-free interest rate assumption is based on yield curves on government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company has not paid and does not anticipate paying dividends on its common stock. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% in determining the expense recorded in the accompanying statements of comprehensive loss.

d)	Shares issuable for Silver Bull Warrants

Pursuant to the Distribution (Note 3), warrant holders will receive, upon exercise of any Silver Bull Warrant, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these warrants.

F-20

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

A continuity of the Company’s shares issuable for Silver Bull Warrants is as follows:

Warrants	Shares	Weighted Average Exercise Price Per Arras share issuable	Weighted Average Exercise Price Per Silver Bull Share issuable
Balance: February 5, 2021	—	$—	$—
Issuable pursuant to the Distribution with Silver Bull	1,971,289	0.25	0.34
Balance: October 31, 2021	1,971,289	$0.25	$0.34

The following warrants were outstanding at October 31, 2021:

Expiry Date	Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life
October 27, 2025	$0.25	1,971,289	3.99

11.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% to loss before income taxes.

For the Period from Inception on February 5, 2021 to October 31, 2021

Loss before income taxes	$(2,112,000)
Statutory income tax rate	27.00%

Income tax benefit computed at statutory tax rate	(570,000)
Items not deductible for income tax purposes	307,000
Unrecognized benefit of deferred income tax assets	263,000

Income tax benefit	$—

F-21

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of October 31, 2021 are as follows:

For the Period from Inception on February 5, 2021 to October 31, 2021

Share issuance costs	$21,000
Office and equipment	6,000
Non-capital losses carried forward	262,000

Unrecognized deductible temporary differences	$289,000

The Company has available approximate net operational losses of $900,000 that may be carried forward until 2041.

12.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at October 31, 2021 is $107,407 due to officers and directors of the Company.

As at October 31, 2021, due from related party consists of $2,808 receivable from Silver Bull for rent and shared office expenses. The balance of due from related party is interest free and is to be repaid on demand.

During the period from February 5, 2021 to October 31, 2021, expenses totalling $414,478 were incurred by Silver Bull on the Company’s behalf. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied.

October 31,
2021

Directors’ fees	$36,039
Personnel	277,246
Professional services	17,511
Office and administrative	83,682
$414,478

During the period from inception on February 5, 2021 to October 31, 2021, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

For the Period from Inception on February 5, 2021 to October 31, 2021
Share-based payment	$500,231
Directors’ fees	82,333
Personnel	277,532
$860,096

F-22

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

13.	SUPPLEMENTAL CASH FLOW INFORAMATION

For the Period from Inception on February 5, 2021 to October 31, 2021

Supplemental information
Interest paid	$—
Income taxes paid	—
Non-cash investing and financing activities
Offering costs included in accounts payable and liabilities	$53,725
Acquisition of assets for common shares	1,367,668
Shares issued to finder	323,913
Warrants issued pursuant to the September and Distribution Agreement	$284,500

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, loans to Ekidos, accounts payable and accrued liabilities and due from related party. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counter party to a financial instrument fails to meet its payment obligations. The Company is exposed to credit risk with respect to its cash and loans to Ekidos. Management believes that the credit risk concentration with respect to cash is remote as it maintains accounts with highly rated financial institutions. The Company’s loans to Ekidos are subject to the expected credit loss model. The carrying amount of the loans to Ekidos represent the maximum credit exposure.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at October 31, 2021, the Company had working capital of $6,493,934. All of the Company’s liabilities are due within 90 days of October 31, 2021.

c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at October 31, 2021, a 15% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive loss by approximately $563,000 for the period from inception on February 5, 2021 to October 31, 2021.

F-23

Arras Minerals Corp.

Notes to the Financial Statements

For the Period from Inception (February 5, 2021) to October 31, 2021

(Expressed in United States dollars)

15.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations and exploration. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid. The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the period from inception on February 5, 2021 to October 31, 2021.

16.	SEGMENTED INFORMATION

The Company’s exploration and evaluation activities are located in Kazakhstan, with its head office function in Canada. As at October 31, 2021, all of the Company’s non-current assets are located in Kazakhstan.

17.	SUBSEQUENT EVENTS

The Company entered into (i) a loan agreement with Ekidos dated November 21, 2021, whereby the Company loaned to Ekidos $490,000, (ii) a loan agreement with Ekidos dated December 8, 2021, in the amount of $490,000, (iii) the loan agreement with Ekidos dated December 22, 2021, in the amount of $490,000, and (vi) the loan agreement with Ekidos dated December 29, 2021, in the amount of $490,000. These loans are interest free and repayable on March 31, 2022.

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 2,106,000 ($1,670,756).

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 1,520,000 ($1,186,388).

On February 3, 2022, Ekidos became a wholly-owned subsidiary of the Company.

F-24

APPENDIX II – MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED OCTOBER 31, 2021

(See attached)

II-1

ARRAS Minerals corp.

Management’s Discussion and Analysis

For the period from the date of incorporation on February 5, 2021 to October 31, 2021

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

Introduction

This management’s discussion and analysis (“MD&A”) from the date of incorporation on February 5, 2021 to October 31, 2021 was prepared by management and approved and authorized for issue on February 17, 2022 for Arras Minerals Corp. (the “Company” or “Arras”) in accordance with International Financial Reporting Standards (“IFRS”). The MD&A should be read in conjunction with the Company’s audited financial statements for the period from February 5, 2021 to October 31, 2021.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the MD&A, is complete and reliable.

All amounts are in U.S. dollars unless otherwise specified. Additional information is available on the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com.

General Business Overview

Arras Minerals Corp. was incorporated on February 5, 2021, under the Business Corporations Act (British Columbia) as a wholly owned subsidiary of Silver Bull Resources, Inc. (“SVB” or “Silver Bull”). Arras was formed to hold SVB’s interests in the Beskauga property located in Kazakhstan (the “Beskauga Property”), which consists of the Beskauga Main project (the “Beskauga Main Project”) and the Beskauga South project (the “Beskauga South Project” and together with the Beskauga Main Project, the “Beskauga Project”). On September 24, 2021, SVB completed the Spin Out (as defined below) and shareholders of SVB were issued a total of 34,547,838 common shares in the capital of the Company (each a “Common Share”). The Company’s head office is located at Suite 1610, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4 and its registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

On March 19, 2021, SVB transferred its Kazakh assets to the Company pursuant to the terms of an Asset Purchase Agreement (the “APA”) in exchange for the issuance of 36,000,000 Common Shares of the Company to SVB (the “Asset Transfer”). The transferred assets included an option agreement with respect to the Beskauga Property (the “Beskauga Option Agreement”), a joint venture agreement with respect to the Stepnoe and Ekidos properties and loans payable by Ekidos Minerals LLP (“Ekidos LLP”) to SVB. Subsequently, on September 24, 2021, SVB distributed 34,547,838 Common Shares issued to SVB in respect of the Asset Transfer to its shareholders by way of a special dividend, on the basis of one Common Share for each common share in the capital of SVB (the “Distribution” and, together with the Asset Transfer, the “Spin Out”). Prior to completion of the Spin Out, the Company entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with Silver Bull. The Separation and Distribution Agreement set forth the Company’s agreements with Silver Bull regarding the principal actions to be taken in connection with the Distribution and the Spin Out.

1

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

Arras is an exploration stage company, engaged in the business of mineral exploration. The Company’s exploration is focused on discovering and delineating mineral resources at the Company’s material property, the Beskauga Project.

Selected ANNUAL Information

The following table contains selected information from the Company’s financial statements for the period from Incorporation on February 5, 2021 to October 31, 2021:

October 31, 2021
$
Total revenue	—
Net loss from continuing operations	(2,111,582)
Basic and diluted net loss per Common Share	(0.06)
Total assets	7,792,327
Total non-current financial liabilities	—
Distributions or cash dividends declared per-share for each class of share	—

For the period from February 5, 2021 to October 31, 2021

The Company was incorporated on February 5, 2021. From the date of incorporation to its fiscal year end on October 31, 2021, the Company had no revenue and incurred operating expenses of $2,111,582. Operating expenses consisted of Exploration costs of 601,820, personnel fees of $674,718, professional fees of $674,718, directors’ fees of $308,009, office and administrative expenses of $59,634, depreciation costs of $21,667, and offset by an unrealized foreign exchange gain of $47,163.

SUMMARY OF QUARTERLY RESULTS

To date, the Company has not been a reporting issuer and has not been required to prepare interim financial statements. Therefore, prior quarterly results are not available.

DISCUSSION OF OPERATIONS

Beskauga Project

The Beskauga Project is located in the Pavlodar region of north-eastern Kazakhstan, approximately 300 km northeast from the Kazakhstan capital, Nur-Sultan (formerly Astana). The Beskauga Project is interpreted by Arras to represent a copper-gold porphyry deposit and consists of three licenses: the Beskauga license which was issued under the older Kazak permitting system, and the Ekidos and Stepnoe licenses which were issued under the new Kazak mining code in October 2020. The Beskauga license is held by Dostyk LLP, a Kazakh entity 100% owned by Copperbelt AG (“Copperbelt”), a private mineral exploration company registered in Switzerland with which Arras has the Beskauga Option Agreement. Pursuant to the Beskauga Option Agreement, Arras has the exclusive right and option (the “Beskauga Option”) to acquire Copperbelt’s right, title and 100% interest in the Beskauga property. The Ekidos and Stepnoe licenses are held by Ekidos LLP, which is 100% controlled by Arras.

2

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

On May 20, 2021, Ekidos LLP entered into the Maikain Joint Venture Agreement (the “Maikain JV Agreement”) with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor and Elemes properties located in Kazakhstan. The exploration license for the Akkuduk property was granted on February 2, 2021. The exploration license for the Nogurbek property was granted on August 20, 2021. The exploration license for the Maisor property was granted on October 22, 2021. The exploration license for the Elemes property was granted on January 14, 2022.

Arras commenced an exploration program in the second calendar quarter of 2021 on the Beskauga Property. This involved a geological mapping and a sampling program of key select areas, as well as a diamond drilling program targeting extensions to the known mineralization. The exploration program’s design was determined based on historical geological information in the area and an airborne geophysics program that was completed in April 2021.

Final geophysical products for the airborne magnetic survey were received in July 2021 and confirmed a 300m x 300m “bulls-eye” magnetic high that had been previously identified with a ground magnetic survey completed in 2012. A lower magnetic response surrounds the bulls-eye magnetic high which is interpreted to be an alteration halo around an intrusion. The Beskauga deposit sits on the eastern margin of the interpreted intrusion and the alteration halo. Only 30% of this margin has been tested with drilling.

The Company’s planned exploration program to December 31, 2022 will look to upgrade the existing resource as well as test the wider area that has not yet been drilled. Specifically, the program contemplates the inclusion of:

•	a 30,000-meter exploration drill program in the immediate area to fully test the entire mineralizing system at Beskauga;
•	collection of multi-element litho-geochemical data and hyperspectral data from a selection of historical pulps and drill core and, on this basis, design of routine analytical protocol for all additional drilling;
•	relogging of select drill core, including detailed alteration and vein-type and density logging, and development of a standard operating procedure for logging to optimize data collection and understanding in a porphyry-epithermal system;
•	review and re-processing of induced polarization and magnetic data collected by Copperbelt;
•	a comprehensive density testing program to confirm the density value used in the Beskauga Property Mineral Resource estimate;
•	completion of additional infill drilling to improve definition of the geology and mineralization and to support improved classification of additional Mineral Resources to the Measured or Indicated classification;

3

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

•	integration of geological, structural, alteration, and litho-geochemical and hyperspectral studies to support an improved understanding of deposit architecture, an improved three-dimensional (3D) geological model, and an initial geometallurgical domain model to guide additional metallurgical sampling;
•	additional metallurgical test work on both the copper and gold mineralization to confirm recovery and comminution parameters and deleterious element mitigation, with sample selection based on geometallurgical domains;
•	follow up on regional targets with geophysics and prospect drilling;
•	detail power and water sources requirements, and begin all permitting processes; and
•	addressing any other gaps to be filled to advance the project towards a Mineral Resource update and preliminary feasibility study.

These items are expected to be carried out concurrently as a single phase of work, subject to obtaining sufficient financing.

Exploration and Evaluation Assets

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, on that date a majority shareholder (88% interest) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 6 of the audited financial statements for the period from the date of incorporation on February 5, 2021 to October 31, 2021, to the Company. The consideration payable by the Company to Silver Bull was $1,367,668, paid through the issuance of 36,000,000 Common Shares.

The fair value of the assets at the date of transfer was as follows:

Mineral properties	$327,690
Mining equipment	45,647
Computer equipment and software	9,331
Loans to Ekidos LLP	985,000

Net assets acquired	$1,367,668

Under the terms of the Beskauga Option Agreement, the Company must incur the following exploration expenditures:

Date	Amount
Within 1 year from January 26, 2021	$2 million
Within 2 years from January 26, 2021	$3 million
Within 3 years from January 26, 2021	$5 million
Within 4 years from January 26, 2021	$5 million

4

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

As of October 31, 2021, approximately $2,118,000 of the required expenditures have been incurred under the Beskauga Option Agreement, via the loans made to Ekidos LLP.

In addition, the Beskauga Option Agreement provides that subject to its terms and conditions, the Company may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study prepared in compliance with National Instrument 43-101 (“NI 43-101”) indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of Silver Bull common stock to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments (US$)
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

Pursuant to the Separation and Distribution Agreement, Arras may, in its sole discretion, seek the consent of the other parties to the Beskauga Option Agreement to make certain amendments thereto such that the Bonus Payments that Arras or its affiliate may be obligated to pay Copperbelt pursuant to the Beskauga Option Agreement could be satisfied, at the option of Arras, in Common Shares. If Arras is not successful in obtaining such consents, Silver Bull will agree to use commercially reasonable efforts to enter into an arrangement with Arras providing for (i) the issuance of Silver Bull common stock to Copperbelt upon (A) Arras becoming obligated to make the Bonus Payments and (B) Arras electing to pay a portion of such Bonus Payments in Silver Bull common stock in accordance with the Beskauga Option Agreement and (ii) a payment by Arras to Silver Bull in consideration for the issuance by Silver Bull of Silver Bull common stock to Copperbelt.

Pursuant to the Beskauga Option Agreement, the bankable feasibility study (i) must be a detailed report prepared in compliance with NI 43-101, in form and substance sufficient for presentation to arm’s length institutional lenders considering project financing, showing the feasibility of placing any part of the Beskauga Property into commercial production as a mine, and (ii) must include a reasonable assessment of the various categories of mineral reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Beskauga Property into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations. As noted above, the feasibility study must be prepared in compliance with NI 43-101 and the accompanying definition of “feasibility study” prescribed by the CIM.

5

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

Mineral Property

As of October 31, 2021, a balance of $651,603 is recorded as mineral property assets. This balance primarily consists of $327,690 in relation to the acquisition of the Beskauga Option Agreement and other Kazakh assets from Silver Bull in March 2021, and $323,913 in relation to the issuance of Common Shares as a finder’s fee for the introduction of the owners of the Beskauga project to the Company.

Balance: February 5, 2021	$—
Pursuant to asset purchase agreement	327,690
Common shares issued to finder	323,913

Balance: October 31, 2021	$651,603

Exploration and Related Costs

A summary of the material components of the Company’s exploration expenses during the period are as follows:

October 31,
2021

Other	13,319
Personnel	277,248
Professional services	88,576
Site operation	29,263
Stock-based compensation	105,133
Travel	88,281
Total Exploration and Related Costs	$601,820

Arras incurred $601,820 in exploration expenditures for the period from inception on February 5, 2021 to October 31, 2021. These were mainly due to geological experts’ costs, stock-based compensation to contractors, travel costs and other exploration activities relating to the commencement of the exploration program at Beskauga, in relation to the Beskauga Option Agreement.

6

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

Corporate General and Administrative Expenses

October 31,
2021

Depreciation	$21,667
Directors’ fees	82,333
Office and administrative	59,634
Personnel	366,976
Professional services	492,908
Stock-based compensation	533,418
Total Corporate Costs	$1,556,936

Foreign currency exchange gain was $47,163 in the period from February 5, 2021 to October 31, 2021.

Share Capital Highlights

On February 5, 2021, the Company issued 100 Common Shares at a price of $0.01 per Common Share for gross proceeds of $1 in connection with the incorporation of the Company.

On March 19, 2021, the Company issued 36,000,000 Common Shares to Silver Bull for gross consideration of $1,367,668 on the asset purchase agreement, as discussed above.

On April 1, 2021, the Company completed a private placement for 5,035,000 Common Shares at a price of $CDN 0.50 per Common Share for gross proceeds of $CDN 2,517,500 ($2,001,352).

On October 21, 2021, the Company completed the initial tranche of a private placement for 6,368,000 Common Shares at a price of $CDN 1.00 per Common Share for gross proceeds of $CDN 6,368,000 ($5,107,282).

On October 25, 2021, pursuant to a finder’s fee agreement, the Company issued 400,000 Common Shares to UMS Project Limited Partnership for the introduction of Copperbelt AG and earning an interest in mineral property licenses from Copperbelt AG located in Kazakhstan.

Subsequent Events

The Company entered into (i) a loan agreement with Ekidos LLP dated November 21, 2021, whereby the Company loaned to Ekidos LLP $490,000, (ii) a loan agreement with Ekidos LLP dated December 8, 2021, in the amount of $490,000, (iii) a loan agreement with Ekidos LLP dated December 22, 2021, in the amount of $490,000, and (vi) the loan agreement with Ekidos LLP dated December 29, 2021, in the amount of $490,000. These loans are interest free and repayable on March 31, 2022.

7

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 Common Shares at a price of $CDN 1.00 per Common Share for gross proceeds of $CDN 2,106,000 ($1,670,756).

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 Common Shares at a price of $CDN 1.00 per Common Share for gross proceeds of $CDN 1,520,000 ($1,186,388).

On February 3, 2022, Ekidos LLP became a wholly-owned subsidiary of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The net working capital of the Company at October 31, 2021 was $6,493,934. For the period ended October 31, 2021, the Company used $1,060,805 in cash for operating activities. The Company’s cash flows from operations are negative as it is an exploration stage company. For the period ended October 31, 2021, the Company used $2,265,355 in cash from investing activities, which included $2,193,500 for loans made to Ekidos LLP and $71,855 cash for the purchase of equipment. The Company’s primary investing activities pertain to loans provided to Arras’ wholly owned subsidiary Ekidos LLP to fund the required expenditures under the Beskauga Option Agreement. For the period ended October 31, 2021, the Company had net cash provided by financing activities of $7,085,877, which was from private placements in April and October of 2021. Upon Listing, Arras expects to spend $1.07 million in corporate administration and overhead costs and $1.50 million is exploration costs. Arras anticipates that its existing working capital will be sufficient to finance these expenditures.

Liquidity Outlook

At present, the Company’s operations do not generate cash inflows and its financial success is dependent on management’s ability to discover economically viable mineral deposits and raise cash through financings. The mineral exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses, the Company will need to raise funds through equity sales, from the exercise of convertible securities, debt, deferral of payments to related parties, or other forms of raising capital. Many factors influence the Company’s ability to raise funds, including the health of the resources market, the climate for mineral exploration investment, the Company’s track record, and the experience and caliber of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the short and long term but recognizes that there will be risks involved which may be beyond its control.

8

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

Going Concern

The Company’s financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at October 31, 2021, the Company has not yet achieved profitable operations. This condition indicates the existence of a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. The annual financial statements of the Company from the date of incorporation to October 31, 2021 do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

OFF- BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements as at October 31, 2021 or at the date of this MD&A.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Included in accounts payable and accrued liabilities at October 31, 2021 is $104,226 due to officers and directors of the Company.

October 31, 2021
CEO (1)	$26,427
President (2)	10,685
CFO (3)	21,782
Director’ fees (4)	10,903
Director’ fees (4)	12,036
Director’ fees (4)	11,990
Director’ fees (4)	10,403
Total	$104,226

Notes:

(1) Related party liabilities include bonus.

(2) Related party liabilities include bonus and expense reimbursements.

(3) Related party liabilities include bonus and expense reimbursements.

(4) Related party liabilities for directors’ fees and expense reimbursements.

9

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

During the period from February 5, 2021 to October 31, 2021, expenses totalling $414,478 were incurred by Silver Bull on the Company’s behalf pursuant to the Separation and Distribution Agreement, which provides for a framework for the relationship between the parties during and after the Distribution. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied. As at October 31, 2021, due from related party consists of $2,808 receivable from Silver Bull for rent and shared office expenses. The balance of due from related party is interest free and is to be repaid on demand.

Pursuant to the Separation and Distribution Agreement, Silver Bull agreed to continue to incur the salaries of its employees and other office-related overhead costs and charge Arras for a portion of these costs on a pro-rata cost-recovery basis until the earlier of (i) the date on which Arras’ common shares are listed on a stock exchange or (ii) December 31, 2021. For the period from inception on February 5, 2021 to October 31, 2021, Silver Bull invoiced the Company CDN$414,478 for such costs. In February, 2022, the Company entered into an employment or consulting agreement, effective January 1, 2022, with each member of the senior management team.

October 31,
2021

Directors’ fees	$36,039
Personnel	277,246
Professional services	17,511
Office and administrative	83,682
$414,478

During the period from inception on February 5, 2021 to October 31, 2021, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

For the Period from Inception on February 5, 2021 to October 31, 2021
Share-based payment	$500,231
Directors’ fees	82,333
Personnel	277,532
$860,096

10

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

PROPOSED TRANSACTIONS

The Company has no proposed transactions that have not been disclosed herein as at October 31, 2021 or at the date of this MD&A.

Financial InstRuments and Capital Risk Management

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash, accounts payables and accrued liabilities. The carrying values of these financial instruments approximate their respective fair values due to the term of these instruments.

As at October 31, 2021, the fair value of cash held by the Company was based on level 1 inputs of the fair value hierarchy.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s primary exposure to credit risk is its cash and cash equivalents of $3,806,291 at October 31, 2021. With cash and cash equivalents on deposit with reputable financial institutions, it is management’s opinion that the Company is not exposed to significant credit risks arising from the financial instruments.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As at October 31, 2021, the Company has current liabilities totaling $541,624 and cash and cash equivalents of $3,806,291, and is not exposed to significant liquidity risk at this time. However, since the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through private placements.

Market risk

Market risk is the risk that changes in market prices such as commodity prices, foreign exchange rates and interest rates will affect the Company’s income. The objective of market risk management is to manage and control market risk exposure within acceptable parameters. The Company does not use derivative instruments to reduce its insignificant exposure to market risks.

11

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

Commodity Price Risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY

The Company’s financial statements have been prepared assuming the Company will continue on a going-concern basis. Refer to “Liquidity and Capital Resources – Going Concern” and Note 1 of the Company’s audited financial statements for the period from the date of incorporation on February 5, 2021 to October 31, 2021 for the assumptions made to determine that the Company will continue on a going-concern basis.

The Company’s significant accounting policies are presented in Note 4 of the audited financial statements for the period from the date of incorporation on February 5, 2021 to October 31, 2021. Note 4 provides that the preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Information about significant areas of estimation uncertainty in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are summarized below. Please refer to Note 4 of the audited financial statements for the period from the date of incorporation on February 5, 2021 to October 31, 2021 for additional details:

a)	Determination of functional currency

The determination of the Company’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of the Company. The Company reconsiders the functional currencies used when there is a change in events and conditions considered in determining the primary economic environment of the Company.

b)	Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties exist related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern.

12

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

c)	Asset acquisitions versus business combinations

Management had to apply judgment with respect to whether the acquisitions through the asset purchase agreement (as discussed in Note 6) were asset acquisitions or business combinations. The assessments required management to assess the inputs, processes and outputs of the companies acquired at the time of the acquisition. Pursuant to the assessment, the asset purchase agreement was considered to be an asset acquisition.

Estimates that have the most significant effect on the amounts recognized in the Company`s financial statements are as follows:

d)	Valuation of mineral properties

The Company carries the acquisition costs of its mineral properties at cost less any provision for impairment. The Company undertakes periodic reviews of the carrying values of mineral properties and whenever events or changes in circumstances indicate that their carrying values may exceed their fair value. In undertaking these reviews, management of the Company is required to make significant estimates. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures.

e)	Share-based payment

The Company uses the Black-Scholes option pricing model for the valuation of share-based payment. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and share-based payment reserve. Measurement of the Company’s obligation to issue shares upon exercise of Silver Bull Warrants is based on an instinct value pricing model which uses assumptions with respect to share price. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss or in equity.

f)	Fair value of net assets acquired

The Company makes estimates in determining the fair value of the assets acquired as part of an acquisition. Management exercises judgment in estimating the probability and timing of when cash flows are expected to be achieved, which is used as the basis for estimating fair value. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through profit or loss.

13

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

OUTSTANDING SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of the date of this MD&A, the company had 51,475,150 Common Shares, 5,160,000 stock options and 1,971,289 Silver Bull warrants issued and outstanding.

QUALIFIED PERSON

All of the scientific and technical information contained in this MD&A has been reviewed and approved by Tim Barry, CEO and Director of Arras Minerals Corp., a Chartered Professional Geologist (MAusIMM CP Geo) with the Australasian Institute of Mining and Metallurgy and a “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Minerals Projects.

Risks and uncertainties

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s preliminary long form prospectus (“Preliminary Long Form Prospectus”), filed with SEDAR on March 4, 2022.

Management is not aware of any significant changes to the risks identified in the Final Long Form Prospectus. Such risk factors could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

FORWARD-LOOKING STATEMENTS

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (British Columbia) and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. Forward-looking statements include, without limitation, statements with respect to:

•	The sufficiency of our existing cash resources to enable us to continue our operations as a going concern;
•	Future exploration expenditures on the Beskauga Property, the potential exercise of the Beskauga Option and potential bonus payments under the Beskauga Option Agreement;
•	The prospects of entering the development or production stage with respect to the Beskauga Project;

14

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

•	Our planned activities at the Beskauga Project in 2022 and beyond;
•	Our ability to obtain and hold additional concessions in the Beskauga Project area;
•	The timing, duration and overall impact of the novel coronavirus (“COVID-19”) pandemic on the Company’s business;
•	The timing of the Listing, including the fulfillment of the Listing requirements and future use of funds.
•	The sufficiency of our surface rights in respect of the Beskauga Property if a mining operation is determined to be feasible;
•	The potential acquisition of additional mineral properties or property concessions;
•	The impact of recent accounting pronouncements on our financial position, results of operations or cash flows and disclosures;
•	Our ability to raise additional capital and/or pursue additional strategic options, and the potential impact on our business, financial condition and results of operations of doing so or not; and
•	The impact of changing foreign currency exchange rates on our financial condition.

The words “plans”, “expects”, “scheduled”, “budgeted”, “projected”, “estimated”, “timeline”, “forecasts”, “anticipates”, “suggests”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect.

In addition to the various factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to:

•	the future prices of metals and other commodities;
•	the current COVID-19 pandemic will not have a material adverse effect on the Company;
•	the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Beskauga Project;
•	the demand for and stable or improving price of metals and other commodities;
•	general business and economic conditions will not change in a material adverse manner;
•	the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
•	the geology of the Beskauga Project as described in the Beskauga Technical Report;
•	the accuracy of budgeted exploration costs and expenditures;
•	future currency exchange rates and interest rates;

15

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

•	operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;
•	the Company’s ability to attract and retain skilled personnel and directors;
•	political and regulatory stability;
•	the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;
•	obtaining required renewals for existing approvals, licenses and permits on favourable terms;
•	requirements under applicable laws;
•	sustained labour stability;
•	stability in financial and capital markets; and
•	availability of equipment.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors, without limitation, the following, which are discussed in greater detail in the “Risk Factors” section of the Final Long Form Prospectus:

•	our ability to continue as a going concern as a single-project company;
•	the lack of an existing public market for our Common Shares;
•	some or all of the expected benefits of the Spin Out may not be achieved;
•	we are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives;
•	our exploration activities require significant amounts of capital that may not be recovered;
•	our ability to meet our current and future capital requirements on favorable terms or at all;
•	risks relating to the results of future exploration at the Beskauga Property and our ability to raise the capital for exploration expenditures on the Beskauga Property to maintain the effectiveness of the Beskauga Option;
•	our operations may be disrupted, and our financial results may be adversely affected, by global outbreaks of contagious diseases, including the COVID-19 pandemic;
•	we are an exploration stage mining company with no history of operations;
•	we have no commercially mineable ore body;
•	the reliability of our Mineral Resource estimates;
•	our ability to acquire additional mineral properties or property concessions;
•	inherent risks in the mineral exploration industry;
•	risks relating to fluctuations of metal prices;
•	risks relating to competition in the mining industry;
•	risks relating to the title to our properties;
•	risks relating to our option and joint venture agreements;

16

ARRAS MINERALS CORP.

Management Discussion and Analysis

From the date of incorporation on February 5, 2021 to October 31, 2021

(Expressed in United States Dollars, except as noted)

•	risks associated with joint ventures;
•	our ability to obtain required permits;
•	timing of receipt and maintenance of government approvals;
•	compliance with laws is costly and may result in unexpected liabilities;
•	our success depends on developing and maintaining relationships with local communities and other stakeholders;
•	risks relating to social and environmental activism;
•	risks relating to evolving corporate governance and public disclosure regulations;
•	risks relating to foreign operations;
•	risks relating to worldwide economic and political events;
•	risk of political and economic instability in Kazakhstan;
•	our financial condition could be adversely affected by changes in currency exchange rates;
•	risks relating our “foreign private issuer” status;
•	risks relating to our possible status as a passive foreign investment company;
•	risks relating to volatility in our share value;
•	further equity financings leading to the dilution of our Common Shares;
•	our Common Shares continuing not to pay dividends;
•	risks relating to information systems and cybersecurity;
•	our ability to retain key management, consultants and experts necessary to successfully operate and grow our business;
•	our overlapping officers and directors with Silver Bull may give rise to conflicts of interest;
•	our reliance on international advisors and consultants;
•	risks relating to changes in tax laws; and
•	risks relating to changes in regulatory frameworks or regulations affecting our activities.

These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

17

APPENDIX III – UNAUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JANUARY 31, 2022

(See attached)

III-1

Arras Minerals Corp.

Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

ARRAS MINERALS CORP.

Condensed Interim Statements of Financial Position

(Expressed in United States Dollars)

(Unaudited)

	January 31, 2022	October 31, 201 (Audited)
Assets
Current
Cash and cash equivalents (Note 11)	3,630,542	$3,806,291
Other receivables	15,647	15,929
Prepaid expenses	23,293	32,030
Due from related party (Note 10)	—	2,808
Loans to Ekidos Minerals LLP (Notes 4 and 6)	5,315,000	3,178,500
Total Current Assets	8,984,482	7,035,558
Office and equipment (Notes 4 and 7)	100,588	105,166
Mineral properties (Notes 4, 5 and 8)	651,603	651,603
Other non-current assets	33,482	—
Total Assets	9,770,155	$7,792,327
Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	395,435	$541,624
Due to related party (Note 10)	1,037	—
Total Liabilities	396,472	541,624

Shareholders’ Equity
Share capital (Note 9)	11,246,808	8,439,234
Reserves (Note 9)	1,087,076	923,051
Deficit	(2,960,201)	(2,111,582)
Total Shareholders’ Equity	9,373,683	7,250,703
Total Liabilities and Shareholders’ Equity	9,770,155	$7,792,327

Nature of operations and going concern (Note 1)

Subsequent events (Note 15)

On behalf of the Board:

/s/ Brian Edgar	/s/ Daniel Kunz
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

1

ARRAS MINERALS CORP.
Condensed Interim Statement of Comprehensive Loss
(Expressed in United States Dollars)
(Unaudited)

Three months ended January 31, 2022
Expenses
Exploration (Notes 5 and 9)	$237,743
Personnel (Notes 9 and 10)	276,070
Professional services	97,381
Directors’ fees (Notes 9 and 10)	86,716
Office and administrative (Note 10)	36,833
Marketing and shareholders’ communication	10,157
Depreciation (Note 7)	7,572
Foreign exchange loss	96,161
848,633
Interest income	(14)
Net and Comprehensive Loss for the Period	$(848,619)
Basic and Diluted Loss per Common Share	(0.02)
Weighted Average Number of Common Shares Outstanding	50,150,137

The accompanying notes are an integral part of these condensed interim financial statements.

2

ARRAS MINERALS CORP.
Condensed Interim Statements of Changes in Shareholders’ Equity
(Expressed in United States Dollars)
(Unaudited)

	Share Capital		Equity Reserves	Deficit	Shareholders’ Equity
	Common Shares	Amount
Shares issued upon inception (February 5, 2021) (Notes 1 and 9)	100	$1	$—	$—	$1
Shares issued pursuant to asset purchase agreement (Notes 4 and 9)	36,000,000	1,367,668	—	—	1,367,668
Private placements, net of share issue costs (Note 9)	11,403,000	7,032,152	—	—	7,032,152
Shares issued to finder (Notes 5, 8 and 9)	400,000	323,913	—	—	323,913
Warrants issued pursuant to the Separation and Distribution Agreement (Notes 4 and 9)	—	(284,500)	284,500	—	—
Share-based payment (Note 9)	—	—	638,551	—	638,551
Net loss for the period	—	—	—	(2,111,582)	(2,111,582)
Balance, October 31, 2021	47,803,100	8,439,234	$923,051	(2,111,582)	$7,250,703
Private placements, net of share issue costs (Note 9)	3,672,050	2,807,574	—	—	2,807,574
Share-based payment (Note 9)	—	—	164,025	—	164,025
Net loss for the period	—	—	—	(848,619)	(848,619)
Balance, January 31, 2022	51,475,150	11,246,808	$1,087,076	(2,960,201)	$9,373,683

The accompanying notes are an integral part of these condensed interim financial statements.

3

ARRAS MINERALS CORP.
Condensed Interim Statement of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

Three months ended January 31, 2022
Operating Activities
Net loss for the period	$(848,619)
Items not affecting cash
Depreciation	7,572
Unrealized foreign exchange loss	99,207
Share-based payment	164,025
(577,815)
Changes in non-cash working capital
Other receivables	282
Prepaid expenses	8,737
Other non-current assets	(33,482)
Due from related party	3,845
Accounts payable and accrued liabilities	(170,987)
(191,605)
Cash Used in Operating Activities	(769,420)
Financing Activity
Issuance of common shares, net of share issue costs	2,832,372
Cash Provided by Financing Activity	2,832,372
Investing Activities
Purchase of equipment	(2,994)
Loans to Ekidos Minerals LLP	(2,136,500)
Cash Used in Investing Activities	(2,139,494)
Effect of Foreign Currency Translation on Cash and cash Equivalents	(99,207)
Net Change in Cash and Cash Equivalents	(175,749)
Cash and Cash Equivalents, Beginning of Period	3,806,291
Cash and Cash Equivalents, End of Period	$3,630,542
Supplemental Cash Flow Information (Note 11)

The accompanying notes are an integral part of these condensed interim financial statements.

4

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Arras Minerals Corp. (the “Company”) was incorporated on February 5, 2021 under the Business Corporations Act (British Columbia) as part of an asset purchase agreement to reorganize Silver Bull Resources, Inc. (“Silver Bull”) as described in Note 4. The Company’s head office is located at 1605-777 Dunsmuir Street, Vancouver, BC, V7Y 1K4, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral property interests. The Company’s assets consist primarily of the option to acquire a 100% interest in the Beskauga property (“Beskauga”) in Kazakhstan, and loans made to Ekidos Minerals LLP (“Ekidos”), who holds exploration licenses for properties located in Kazakhstan.

The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and the exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These unaudited condensed interim financial statements are prepared on a going concern basis, which contemplated that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses to date and has no current sources of revenue or cash inflows from operations. The Company relies on share issuances in order to fund its exploration and other business objectives. During the three months ended January 31, 2022, the Company has raised Canadian dollar (“$CDN”) $3.6 million (United States dollars of $2.9 million) through the issuance of common shares, and as at January 31, 2022 had cash of $3.6 million which, based on current forecasts, is sufficient to fund the Company’s required expenditures under the commitments of the option agreement for Beskauga and general corporate activities.

The Company’s ability to continue as a going concern and fulfill its commitments under the Beskauga option agreement is dependent upon successful execution of its business plan, raising additional capital or evaluating strategic alternatives. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. There can be no guarantees that future equity financing will be available in which case the Company may need to reduce its exploration activities. There can be no assurance that management’s plan will be successful. If the going concern assumption was not appropriate for these condensed interim financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

On March 11, 2020, the novel coronavirus outbreak (“COVID-19”) was declared a pandemic by the World Health Organization. While, other than travel restriction to the Company’s exploration projects, the Company has not been significantly impacted by COVID-19, the situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s business are not known at this time. These impacts could include an impact on the Company’s ability to obtain equity financing to fund additional exploration activities as well as the Company’s ability to explore and conduct business.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed interim financial statements were prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. These condensed interim financial statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the period from February 5, 2021 (date of incorporation) to October 31, 2021 (the “annual financial statements”), which include the information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s use of judgements and estimates and significant accounting policies were presented in note 5 of those annual financial statements and have been consistently applied in the preparation of the condensed interim financial statements. The annual financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

5

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

These condensed interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency.

The Company’s interim results are not necessarily indicative of its results for a full fiscal year.

b)	Basis of presentation

These condensed interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Approval of the condensed interim financial statements

These condensed interim financial statements were authorized for issue by the Board of Directors on May 31, 2022.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in these condensed interim financial statements are consistent with those disclosed in Note 5 of the Company’s financial statements for the year ended October 31, 2020.

a)	Critical accounting estimates, judgments and assumptions

The preparation of the Company’s condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

b)	Foreign currency translation

Statement of financial position: monetary assets and liabilities are translated into USD using period end exchange rates. Non-monetary assets and liabilities are translated into USD using historical exchange rates.

Statement of comprehensive loss: income, expenses, and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

Statement of changes in shareholders’ equity: all resulting exchange differences are recognized as a separate component of equity and in other comprehensive loss.

c)         Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties exist related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern.

d)	Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation of mineral properties and related costs incurred, which have been recognized on the condensed interim statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

6

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

4.	ASSET PURCHASE AND SEPARATION AND DISTRIBUTION AGREEMENTS

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, a majority shareholder (88% interest) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 5, to the Company. The consideration payable by the Company to Silver Bull was $1,367,668, paid through the issuance of 36,000,000 common shares of the Company.

The fair value of the assets at the date of transfer was as follows:

Mineral properties	$327,690
Mining equipment	45,647
Computer equipment and software	9,331
Loans to Ekidos Minerals LLP (“Ekidos”) (the “Silver Bull Loans”)	985,000

Net assets acquired	$1,367,668

On September 24, 2021, pursuant to a Separation and Distribution Agreement, Silver Bull distributed to its shareholders one common share of the Company for each Silver Bull common share held by such shareholders, or 34,547,838 common shares of the Company in total (the “Distribution”). Upon completion of the Distribution, Silver Bull retained 1,452,162 common shares of the Company, representing a 4% interest in the Company on the Distribution date. At January 31, 2022, Silver Bull owns 845,162 common shares of the Company.

Further, Silver Bull warrant holders will receive, upon exercise of any Silver Bull warrant (the “Silver Bull Warrants”), for the original exercise price, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these Silver Bull Warrants. A total of 1,971,289 Silver Bull Warrants were outstanding at the time of the Distribution which, if all exercised, would require the Company to issue 1,971,289 common shares for proceeds of $492,822.

At the date of the Distribution, the assets transferred did not meet the definition of a business, as there were no substantive processes in place, and the transaction has been accounted for as an acquisition of assets, rather than a business combination. The transaction is accounted for in accordance with IFRS 2 – Share-based payments and IFRS 3 Business Combinations (“IFRS 3”).

5.	BESKAUGA OPTION AGREEMENT

On August 12, 2020, Silver Bull entered into the Beskauga Option Agreement with Copperbelt AG (“Copperbelt”) pursuant to which it has the exclusive right and option to acquire Copperbelt’s right, title and 100% interest in the Beskauga property located in Kazakhstan. Upon completion of Silver Bull’s due diligence on January 26, 2021, the Beskauga Option Agreement was finalized (the “Closing Date”).

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred all its rights, title and interest in and to the Beskauga Option Agreement to the Company. The consideration payable by the Company to Silver Bull for the purchased assets was $1,367,668, paid through the issuance of 36,000,000 common shares of common shares in the capital of the Company (Note 4).

7

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Accumulated Expenditure Required	Annual Expenditure Incurred	Accumulated Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million	$3.59 million	$3.59 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million	n/a	$3.59 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million	n/a	$3.59 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$3.59 million

As of January 31, 2022, approximately $3.59 million of the required expenditures have been incurred under the Beskauga

Option Agreement, via the loans made to Ekidos, $2.97 million of which were then in turn invested in Dostyk LLP, the holder of the Beskauga exploration license. The remaining $0.62 million was spent by Ekidos LLP on the Ekidos and Stepnoe licenses. As per the terms of the Beskauga Option Agreement, the costs incurred in relation to the Ekidos and Stepnoe licenses can be applied to the required expenditures under the Beskauga Option Agreement.

At January 31, 2022, Ekidos was an unrelated third-party Kazakh entity, which was incorporated by Copperbelt to hold the Beskauga property interests. The funds advanced are being used for the acquisition of mineral property concessions in Kazakhstan and expenditures incurred in relation to the Beskauga Option Agreement.

Subsequent to period end, on February 3, 2022, the Company acquired 100% of the issued and outstanding common shares of Ekidos (the “Acquisition). Total consideration for the Acquisition was $1,000 cash.

Ekidos is in the business of the exploration and evaluation of resource properties. The Acquisition will be accounted for by the Company as an asset acquisition as Ekidos did not meet the definition of a business under IFRS 3, as the significant inputs, processes and outputs, that together constitute a business, did not exist in Ekidos at the time of the Acquistion. The fair value of net assets acquired is still subject to determination. Upon completion of the Acquisition, all amounts loaned to Ekidos will eliminate upon consolidation and the expenditures funded via these loans will be recorded according to the Company’s accounting policies in future reporting periods.

The Beskauga Option Agreement also provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, after the Company or its affiliate has incurred the exploration expenditures (outlined above), the Company or its affiliate may exercise the Beskauga Option and acquire (i) the Beskauga Property by paying Copperbelt $15,000,000 in cash, (ii) the Beskauga Main Project only by paying Copperbelt $13,500,000 in cash, or (iii) the Beskauga South Project only by paying Copperbelt $1,500,000 in cash.

In addition, the Beskauga Option Agreement provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with Canadian National Instrument 43-101 indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of the Company’s common shares to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

8

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

Gold equivalent resources	Cumulative Bonus Payments
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000

Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and Copperbelt; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by Copperbelt that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

6.	LOANS TO EKIDOS MINERALS LLP

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred $985,000 of loan receivable from Ekidos to the Company (Note 4), and loaned additional funds to Ekidos during the period ended October 31, 2021. During the period ended January 31, 2022, the Company loaned an additional $2,136,500 to Ekidos. These loans are non-interest bearing and are summarized as follows:

	Amount	Repayment date
Silver Bull Loans	$985,000	June 30, 2022
Loans for period ended October 31, 2021	$2,193,500	June 30, 2022
Loans to Ekidos Minerals LLP at October 31, 2021	$3,178,500
Loans for period ended January 31, 2022	$666,500	June 30, 2022
Loans for period ended January 31, 2022	$1,470,000	March 31, 2022
Loans to Ekidos Minerals LLP at January 31, 2022	$5,315,000

Refer to Note 5 for additional discussion of these loans.

9

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

7.	OFFICE AND EQUIPMENT

	Mining Equipment	Computer Equipment and Software	Office Equipment	Total
Cost
Assets acquired on acquisition	45,647	9,331	—	$54,978
Additions	71,855	—	—	71,855
Balance, October 31, 2021	117,502	9,331	—	126,833
Additions	—	—	2,994	2,994
Balance, January 31, 2022	117,502	9,331	2,994	$129,827

Depreciation
Depreciation expense	14,033	7,634	—	$21,667
Balance, October 31, 2021	14,033	7,634	—	21,667
Depreciation expense	5,875	1,697	—	7,572
Balance, January 31, 2022	19,908	9,331	—	$29,239

Carrying amounts
Balance, October 31, 2021	103,469	1,697	—	$105,166
Balance, January 31, 2022	97,594	—	2,994	$100,588

During the period from inception on February 5, 2021 to October 31, 2021, the Company acquired mining equipment and computer equipment and software of $54,978 pursuant to an asset purchase agreement with Silver Bull (Note 4).

8.	MINERAL PROPERTIES

Balance, February 5, 2021	$—
Pursuant to asset purchase agreement (Note 4)	327,690
Common shares issued to finder (Note 9)	323,913

Balance, January 31, 2022 and October 31, 2021	$651,603

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and an unlimited number of preferred shares, without par value.

b)	Issued and outstanding

Preferred shares

No preferred shares have been issued.

10

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

Common shares

As of January 31, 2022, there are 51,475,150 common shares issued and outstanding.

During the three months ended January 31, 2022, the following transactions occurred:

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 2,106,000 ($1,670,756). The Company incurred other offering costs associated with the second tranche of private placement of $4,900 and issued in aggregate 21,630 common shares fair valued at CDN $21,630 ($17,208) as finder’s fees.

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 1,520,000 ($1,186,388). The Company paid finder’s fees totaling CDN$50,000 ($39,026) to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the third and final tranche of private placement of $5,644 and issued in aggregate 24,420 common shares fair valued at CDN$ 24,420 ($19,427) as finder’s fees.

During the period ended October 31, 2021, the following transactions occurred:

On February 5, 2021, the Company issued 100 common shares at a price of $0.01 per common share for gross proceeds of $1 in connection with the incorporation of the Company.

On March 19, 2021, the Company issued 36,000,000 common shares for gross consideration of $1,367,668 for an asset purchase agreement (Note 4).

On April 1, 2021, the Company completed a private placement for 5,035,000 common shares at a price of $CDN 0.50 per common share for gross proceeds of $CDN 2,517,500 ($2,001,352). No placement agent or finder’s fees were paid in connection with the private placement. The Company incurred other offering costs associated with the private placement of $21,761, of which $924 is included in accounts payable and accrued liabilities at October 31, 2021.

On October 21, 2021, the Company completed the initial tranche of a private placement for 6,368,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 6,368,000 ($5,107,282). The Company paid finder’s fees totaling $28,927 to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the initial tranche of private placement of $25,794, of which $52,801 and $24,798 are included in accounts payable and accrued liabilities at October 31, 2021 and January 31, 2022, respectively.

On October 25, 2021, pursuant to a finder’s fee agreement, the Company issued 400,000 common shares to UMS Project Limited Partnership for the introduction of Copperbelt AG and earning an interest in mineral property licenses from Copperbelt AG located in Kazakhstan (Note 4).

c)	Stock options

Pursuant to the Company’s Equity Incentive Plan (the “Plan”) approved by the Board of Directors, the Company grants stock options to employees, directors, officers and advisors. Under the Plan, options can be granted for a maximum term of ten years and the stock options shall vest in three equal installments, with one third of the options vesting on each of the grant date, the first-year anniversary of the grant date and the second anniversary of the grant date, unless otherwise designated by the Board. Further, the exercise price shall not be less than the price of the Company’s common shares on the date of the stock option grant.

During the period ended January 31, 2022, the Company granted options to acquire 100,000 common shares with a weighted-average grant-date fair value of $0.46 per share and an exercise price of $CDN 1.00 per share.

During the period from inception on February 5, 2021 to October 31, 2021, the Company granted options to acquire 5,220,000 common shares with a weighted-average grant-date fair value of $0.22 per share and an exercise price of $CDN 0.50 per share.

11

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

No options were exercised during the period ended January 31, 2022 and from inception on February 5, 2021 to October 31, 2021. Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, February 5, 2021 (incorporation)	—	$—
Issued	5,220,000	0.40
Cancelled	(160,000)	0.40
Balance, October 31, 2021	5,060,000	0.40
Issued	100,000	0.79
Balance, January 31, 2022	5,160,000	0.42

The following options were outstanding and exercisable at January 31, 2022:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.39)	4,000,000	1,333,333	4.20
August 5, 2021	August 4, 2026	CDN 0.50 ($0.39)	800,000	266,667	4.51
September 24, 2021	September 23, 2026	CDN 0.50 ($0.39)	260,000	86,666	4.65
December 7, 2021	December 7, 2026	CDN 1.00 ($0.79)	100,000	33,333	4.85
			5,160,000	1,719,999

The weighted average remaining contractual life for options outstanding at January 31, 2022 is 4.29 years. The total fair value of options granted during the period ended January 31, 2022, was $45,695, of which $17,693 was recognized in share-based payments in the condensed interim statement of comprehensive loss with a corresponding increase in reserves. The remaining amount of $28,002 will be expensed as the remaining unvested options vest.

During the period ended January 31, 2022, $146,332 of share-based payments related to grants from prior periods. As of January 31, 2022, the remaining unrecognized compensation expenses of $351,093 relating to these previously granted options will be expensed as the remaining unvested options vest

As of January 31, 2022, the total of remaining unrecognized compensation expenses of $379,095 will be expensed.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $73,709 were recognized as personnel expenses for options granted to employees, $49,305 were recognized in directors’ fees for options granted to directors and $41,011 was recognized as exploration for options granted to employees and consultants.

12

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

A summary of the range of assumptions used to value stock options granted for the period ended January 31, 2022 and from inception on February 5, 2021 to October 31, 2021 is as follows:

Options	For the Period Ended January 31, 2022	For the Period from Inception on February 5, 2021 to October 31, 2021
Expected volatility	78% - 80%	75% - 79%
Risk-free interest rate	1.23%	0.46% - 1.03%
Dividend yield	—	—
Expected term (in years)	3 – 5	3 – 5

The expected volatility assumption is based on the historical and implied volatility of the comparable companies’ common share price. The risk-free interest rate assumption is based on yield curves on government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company has not paid and does not anticipate paying dividends on its common stock. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% in determining the expense recorded in the accompanying statements of comprehensive loss.

d)	Shares issuable for Silver Bull Warrants

Pursuant to the Distribution (Note 4), warrant holders will receive, upon exercise of any Silver Bull Warrant, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these warrants.

A continuity of the Company’s shares issuable for Silver Bull Warrants is as follows:

Warrants	Shares	Weighted Average Exercise Price Per Arras share issuable	Weighted Average Exercise Price Per Silver Bull Share issuable
Balance, February 5, 2021	—	$—	$—
Issuable pursuant to the Distribution with Silver Bull	1,971,289	0.25	0.34
Balance, January 31, 2022 and October 31, 2021	1,971,289	$0.25	$0.34

No warrant were issued during the period ended January 31, 2022.

No warrants were exercised during the period ended January 31, 2022 and from inception on February 5, 2021 to October 31, 2021.

The following warrants were outstanding at October 31, 2021:

Expiry Date	Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life
October 27, 2025	$0.25	1,971,289	3.74

13

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

10.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at January 31, 2022 is $134,846 (October 31, 2021: $107,407) due to officers and directors of the Company for their compensation and services.

As at January 31, 2022, due to related party consists of $1,037 (October 31, 2021 - $2,808 due from Silver Bull) payment to Silver Bull for shared office expenses. The balance of due to and due from related party is interest free and is to be repaid on demand.

During the period ended January 31, 2022, expenses totalling $144,637 was incurred by Silver Bull on the Company’s behalf. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied.

January 31, 2022
Directors’ fees	$8,998
Personnel	111,829
Office and administrative	23,810
$144,637

During the period ended January 31, 2022, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

January 31, 2022
Share-based payment	$115,764
Directors’ fees	37,331
Personnel	141,642
$294,737

11.	SUPPLEMENTAL CASH FLOW INFORMATION

As at January 31, 2021, cash and cash equivalents consist of guaranteed investment certificates of $65,539

(October 31, 2020 – $44,971) and $3,565,003 in cash (October 31, 2020 - $3,761,320) held in bank accounts.

January 31, 2022

Supplemental information
Interest paid	$—
Income taxes paid	—
Non-cash investing and financing activities
Offering costs included in accounts payable and liabilities	$24,798
Shares issued to agent	36,635

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, loans to Ekidos, accounts payable and accrued liabilities, due to related party and due from related party. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counter party to a financial instrument fails to meet its payment obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and loans to Ekidos. Management believes that the credit risk concentration with respect to cash and cash equivalents is remote as it maintains accounts with highly rated financial institutions. The Company’s loans to Ekidos are subject to the expected credit loss model. The carrying amount of the loans to Ekidos represent the maximum credit exposure. Subsequent to period-end, Ekidos was acquired (Note15).

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at January 31, 2022, the Company had working capital of $8,588,010,493 (October 31, 2021 - $6,493,934) and cash and cash equivalents of $3,630,542 (October 31, 2021 - $3,806,291), and is not exposed to significant liquidity risk at this time. However, since the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through private placements. All of the Company’s liabilities are due within 90 days of January 31, 2022.

14

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at January 31, 2022, a 10% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive loss by approximately $361,000 for the period ended January 31, 2022.

d)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken.

e)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for assets or liabilities that are not based on observable market data.

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash, loans to Ekidos, accounts payable and accrued liabilities and due from related party. The carrying values approximate the fair values due to the short-term maturity of these instruments. There were no transfers between fair value levels during the period ended January 31, 2022.

13.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations and exploration. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid. The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the period ended January 31, 2022.

14.	SEGMENTED INFORMATION

Operating segments

The Company operated in a single reportable operating segment - the acquisition, exploration and evaluation of mineral properties, with its head office function in Canada. As at January 31, 2022, the Company’s exploration and evaluation assets are currently located in Kazakhstan.

15

Arras Minerals Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended January 31, 2022

(Expressed in United States dollars)

(Unaudited)

15.	SUBSEQUENT EVENTS

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos and Ekidos became a wholly-owned subsidiary of the Company. Total consideration was $1,000. Ekidos is in the business of the exploration and evaluation of mineral properties. See Note 5 for further details.

On March 2, 2022, the Company granted options to acquire 300,000 common shares with an exercise price of $CDN 1.00 per share.

On May 30, 2022, the Company completed a private placement for 1,091,000 common shares at a price of $CDN 1.50 per common share for gross proceeds of $CDN 1,636,500.

16

APPENDIX IV – MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2022

(See attached)

IV-1

ARRAS Minerals corp.

Management’s Discussion and Analysis

For the three months ended January 31, 2022

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

Introduction

 This management’s discussion and analysis (“MD&A”) for the three months ended January 31, 2022 was prepared by management and approved and authorized for issue on May 31, 2022 for Arras Minerals Corp. (the “Company” or “Arras”) in accordance with International Financial Reporting Standards (“IFRS”). The MD&A should be read in conjunction with the Company’s condensed interim financial statements for the three months ended January 31, 2022 and the Company’s audited financial statements for the period from February 5, 2021 to October 31, 2021, and the related notes contained respectively therein which have been prepared under IFRS.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the MD&A, is complete and reliable.

All amounts are in U.S. dollars unless otherwise specified. Additional information is available on the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com.

GENERAL BUSINESS OVERVIEW

Arras Minerals Corp. was incorporated on February 5, 2021, under the Business Corporations Act (British Columbia) as a wholly owned subsidiary of Silver Bull Resources, Inc. (“SVB” or “Silver Bull”). Arras was formed to hold SVB’s interests in the Beskauga property located in Kazakhstan (the “Beskauga Property”), which consists of the Beskauga Main project (the “Beskauga Main Project”) and the Beskauga South project (the “Beskauga South Project” and together with the Beskauga Main Project, the “Beskauga Project”). On September 24, 2021, SVB completed the Spin Out (as defined below) and shareholders of SVB were issued a total of 34,547,838 common shares in the capital of the Company (each a “Common Share”). The Company’s head office is located at Suite 1605, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4 and its registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

On March 19, 2021, SVB transferred its Kazakh assets to the Company pursuant to the terms of an Asset Purchase Agreement (the “APA”) in exchange for the issuance of 36,000,000 Common Shares of the Company to SVB (the “Asset Transfer”). The transferred assets included an option agreement with respect to the Beskauga Property (the “Beskauga Option Agreement”), a joint venture agreement with respect to the Stepnoe and Ekidos properties and loans payable by Ekidos Minerals LLP (“Ekidos LLP”) to SVB. Subsequently, on September 24, 2021, SVB distributed 34,547,838 Common Shares issued to SVB in respect of the Asset Transfer to its shareholders by way of a special dividend, on the basis of one Common Share for each common share in the capital of SVB (the “Distribution” and, together with the Asset Transfer, the “Spin Out”). Prior to completion of the Spin Out, the Company entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with Silver Bull. The Separation and Distribution Agreement set forth the Company’s agreements with Silver Bull regarding the principal actions to be taken in connection with the Distribution and the Spin Out.

Arras is an exploration stage company, engaged in the business of mineral exploration. The Company’s exploration is focused on discovering and delineating mineral resources at the Company’s material property, the Beskauga Project.

OVERALL PERFORMANCE AND RESULTS OF operationS

The following table contains selected information from the Company’s condensed interim financial statements for the three months ended January 31, 2022 and the period from Incorporation on February 5, 2021 to October 31, 2021:

	January 31, 2022	October 31, 2021
	$	$
Total revenue	—	—
Net loss from continuing operations	(848,619)	(2,111,582)
Basic and diluted net loss per Common Share	(0.02)	(0.06)
Total assets	9,770,155	7,792,327
Total current financial liabilities	396,472	541,624
Total non-current financial liabilities	—	—
Distributions or cash dividends declared per-share for each class of share	—	—

1

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

For the three months end January 31, 2022

For the three months ended January 31, 2022, the Company had no revenue and incurred operating expenses of $848,619. Operating expenses consisted of exploration costs of $237,743, personnel expenses of $276,070, professional fees of $97,381, directors’ fees of $86,716, office and administrative expenses of $36,833, marketing and shareholders’ communication of $10,157, depreciation costs of $7,572 and an unrealized foreign exchange loss of $96,161.

For the period from February 5, 2021 to October 31, 2021

The Company was incorporated on February 5, 2021. From the date of incorporation to its fiscal year end on October 31, 2021, the Company had no revenue and incurred operating expenses of $2,111,582. Operating expenses consisted of exploration costs of 601,820, personnel expenses of $674,718, professional fees of $674,718, directors’ fees of $308,009, office and administrative expenses of $59,634, depreciation costs of $21,667, and offset by an unrealized foreign exchange gain of $47,163.

DISCUSSION OF OPERATIONS

Beskauga Project

The Beskauga Project is located in the Pavlodar region of north-eastern Kazakhstan, approximately 300 km northeast from the Kazakhstan capital, Nur-Sultan (formerly Astana). The Beskauga Project is interpreted by Arras to represent a copper-gold porphyry deposit and consists of three licenses: the Beskauga license which was issued under the older Kazak permitting system, and the Ekidos and Stepnoe licenses which were issued under the new Kazak mining code in October 2020. The Beskauga license is held by Dostyk LLP, a Kazakh entity 100% owned by Copperbelt AG (“Copperbelt”), a private mineral exploration company registered in Switzerland with which Arras has the Beskauga Option Agreement. Pursuant to the Beskauga Option Agreement, Arras has the exclusive right and option (the “Beskauga Option”) to acquire Copperbelt’s right, title and 100% interest in the Beskauga property. The Ekidos and Stepnoe licenses are held by Ekidos LLP, which is 100% controlled by Arras.

On May 20, 2021, Ekidos LLP entered into the Maikain Joint Venture Agreement (the “Maikain JV Agreement”) with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Nogurbek, Maisor and Elemes properties located in Kazakhstan. The exploration license for the Akkuduk property was granted on February 2, 2021. The exploration license for the Nogurbek property was granted on August 20, 2021. The exploration license for the Maisor property was granted on October 22, 2021. The exploration license for the Elemes property was granted on January 14, 2022.

Arras commenced an exploration program in the second calendar quarter of 2021 on the Beskauga Property. This involved a geological mapping and a sampling program of key select areas, as well as a diamond drilling program targeting extensions to the known mineralization. The exploration program’s design was determined based on historical geological information in the area and an airborne geophysics program that was completed in April 2021.

Final geophysical products for the airborne magnetic survey were received in July 2021 and confirmed a 300m x 300m “bulls-eye” magnetic high that had been previously identified with a ground magnetic survey completed in 2012. A lower magnetic response surrounds the bulls-eye magnetic high which is interpreted to be an alteration halo around an intrusion. The Beskauga deposit sits on the eastern margin of the interpreted intrusion and the alteration halo. Only 30% of this margin has been tested with drilling.

The Company’s planned exploration program to December 31, 2022 will look to upgrade the existing resource as well as test the wider area that has not yet been drilled. Specifically, the program contemplates the inclusion of:

•	a 30,000-meter exploration drill program in the immediate area to fully test the entire mineralizing system at Beskauga;
•	collection of multi-element litho-geochemical data and hyperspectral data from a selection of historical pulps and drill core and, on this basis, design of routine analytical protocol for all additional drilling;

2

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

•	relogging of select drill core, including detailed alteration and vein-type and density logging, and development of a standard operating procedure for logging to optimize data collection and understanding in a porphyry-epithermal system;
•	review and re-processing of induced polarization and magnetic data collected by Copperbelt;
•	a comprehensive density testing program to confirm the density value used in the Beskauga Property Mineral Resource estimate;
•	completion of additional infill drilling to improve definition of the geology and mineralization and to support improved classification of additional Mineral Resources to the Measured or Indicated classification;
•	integration of geological, structural, alteration, and litho-geochemical and hyperspectral studies to support an improved understanding of deposit architecture, an improved three-dimensional (3D) geological model, and an initial geometallurgical domain model to guide additional metallurgical sampling;
•	additional metallurgical test work on both the copper and gold mineralization to confirm recovery and comminution parameters and deleterious element mitigation, with sample selection based on geometallurgical domains;
•	follow up on regional targets with geophysics and prospect drilling;
•	detail power and water sources requirements, and begin all permitting processes; and
•	addressing any other gaps to be filled to advance the project towards a Mineral Resource update and preliminary feasibility study.

These items are expected to be carried out concurrently as a single phase of work, subject to obtaining sufficient financing.

Resource Estimation

The table below summarizes the updated resource estimate at the Beskauga Project:

Mineral Resource Estimate for the Beskauga Deposit

Category	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Indicated	111.2	0.30	0.49	1.34
Inferred	92.6	0.24	0.50	1.14

According to the NI 43-101 Technical Report dated February 20, 2022 for the Beskauga Project in Pavlodar Region, north-eastern Kazakhstan, all Mineral Resources were updated by Mr. David Underwood, B.Sc. (Hons) Registered Professional Natural Scientist, South Africa Council for Natural Scientific Professions Pr. Sci. Nat. No.400323/11 and Mr. Matthew Dumala, P. Eng. as Independent Qualified Persons “Qualified Persons” defined under National Instrument 43-101 standards.

Exploration and Evaluation Assets

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, on that date a majority shareholder (88% interest) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 3 of the condensed interim financial statements for the three months ended January 31, 2022. The consideration payable by the Company to Silver Bull was $1,367,668, paid through the issuance of 36,000,000 Common Shares.

The fair value of the assets at the date of transfer was as follows:

Mineral properties	$327,690
Mining equipment	45,647
Computer equipment and software	9,331
Loans to Ekidos LLP	985,000

Net assets acquired	$1,367,668

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ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Accumulated Expenditure Required	Annual Expenditure Incurred	Accumulated Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million	$3.59 million	$3.59 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million	n/a	$3.59 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million	n/a	$3.59 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$3.59 million

As of January 31, 2022, approximately $3.59 million of the required expenditures have been incurred under the Beskauga

Option Agreement, via the loans made to Ekidos LLP, $2.97 million of which were then in turn invested by Ekidos LLP into Dostyk LLP, the holder of the Beskauga exploration license. The remaining $0.62 million was spent by Ekidos LLP on the Ekidos and Stepnoe licenses. As per the terms of the Beskauga Option Agreement, the costs incurred in relation to the Ekidos and Stepnoe licenses can be applied to the required expenditures under the Beskauga Option Agreement.

In addition, the Beskauga Option Agreement provides that subject to its terms and conditions, the Company may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study prepared in compliance with National Instrument 43-101 (“NI 43-101”) indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of Silver Bull common stock to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments (US$)
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

Pursuant to the Separation and Distribution Agreement, Arras may, in its sole discretion, seek the consent of the other parties to the Beskauga Option Agreement to make certain amendments thereto such that the Bonus Payments that Arras or its affiliate may be obligated to pay Copperbelt pursuant to the Beskauga Option Agreement could be satisfied, at the option of Arras, in Common Shares. If Arras is not successful in obtaining such consents, Silver Bull will agree to use commercially reasonable efforts to enter into an arrangement with Arras providing for (i) the issuance of Silver Bull common stock to Copperbelt upon (A) Arras becoming obligated to make the Bonus Payments and (B) Arras electing to pay a portion of such Bonus Payments in Silver Bull common stock in accordance with the Beskauga Option Agreement and (ii) a payment by Arras to Silver Bull in consideration for the issuance by Silver Bull of Silver Bull common stock to Copperbelt.

4

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

Pursuant to the Beskauga Option Agreement, the bankable feasibility study (i) must be a detailed report prepared in compliance with NI 43-101, in form and substance sufficient for presentation to arm’s length institutional lenders considering project financing, showing the feasibility of placing any part of the Beskauga Property into commercial production as a mine, and (ii) must include a reasonable assessment of the various categories of mineral reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Beskauga Property into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations. As noted above, the feasibility study must be prepared in compliance with NI 43-101 and the accompanying definition of “feasibility study” prescribed by the CIM.

Mineral Property

As of January 31, 2022, a balance of $651,603 is recorded as mineral property assets. This balance primarily consists of $327,690 in relation to the acquisition of the Beskauga Option Agreement and other Kazakh assets from Silver Bull in March 2021, and $323,913 in relation to the issuance of Common Shares as a finder’s fee for the introduction of the owners of the Beskauga project to the Company.

Balance: February 5, 2021	$—
Pursuant to asset purchase agreement	327,690
Common shares issued to finder	323,913

Balance: January 31, 2022 and October 31, 2021	$651,603

Exploration and Related Costs

A summary of the material components of the Company’s exploration expenses during the three months ended January 31, 2022 and the period from February 5, 2021 (date of incorporation) to October, 2021 are as follows:

	January 31, 2022	October 31, 2021
Other	$13,643	$13,319
Personnel	137,452	277,248
Professional services	25,577	88,576
Site operation	8,623	29,263
Stock-based compensation	41,011	105,133
Travel	11,437	88,281
Total Exploration and Related Costs	$237,743	$601,820

Arras incurred $245,516 for the period ended January 31, 2022 and $623,487 in exploration expenditure for the period from inception on February 5, 2021 to October 31, 2021, respectively. These were mainly due to geological experts’ costs, stock-based compensation to contractors, travel costs and other exploration activities relating to the commencement of the exploration program at Beskauga, in relation to the Beskauga Option Agreement.

5

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

Corporate General and Administrative Expenses

A summary of the material components of the Company’s general and administrative expenses during the three months ended January 31, 2022 and the period from February 5, 2021 (date of incorporation) to October, 2021 are as follows:

	January 31, 2022	October 31, 2021
Directors’ fees	$37,411	$82,333
Directors’ fees – stock-based compensation	49,305	$225,676
Office and administrative	36,833	41,012
Marketing and shareholders’ communication	10,157	18,622
Personnel	202,361	366,976
Personnel – stock-based compensation	73,709	307,742
Professional services	97,381	492,908
Total Corporate Costs	$507,157	$1,535,269

Stock-based compensation expense was a factor in the fluctuations in general and administrative expenses. $123,014 in stock-based compensation expense is included in general and administrative expense for the three months ended January 31, 2022 compared to $533,418 in stock-based compensation expense for the period from February 5, 2021 to October 31, 2022.

Foreign currency exchange loss was $96,161 in the three months ended January 31, 2022 compared to foreign currency exchange gain of $47,163 in the period from February 5, 2021 to October 31, 2021. The foreign currency exchange loss in the three months ended January 31, 2022 was the result of the depreciation of the $CDN. The foreign currency exchange gain in the period from February 5, 2021 to October 31, 2021 was the result of the appreciation of the $CDN.

Exploration and evaluation assets

As of January 31, 2022, the Company satisfied the first-year exploration expenditure commitment under the Beskauga Option Agreement through the accumulated exploration expenditure of $3.59 million during the period from February 5, 2021 to January 31, 2022.

During the three months period ended January 31, 2022, the Company completed 1,996 meters of drilling with two diamond drill rigs and a total of 2,311 samples had been tested through its subsidiary, Ekidos LLP, which was acquired on February 3, 2022.

Share Capital Highlights

During the three months ended January 31, 2022

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 2,106,000 ($1,670,756). The Company incurred other offering costs associated with the second tranche of private placement of $4,900 and issued in aggregate 21,630 common shares fair valued at CDN $21,630 ($17,208) as finder’s fees.

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 1,520,000 ($1,186,388). The Company paid finder’s fees totaling CDN$50,000 ($39,026) to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the third and final tranche of private placement of $5,644 and issued in aggregate 24,420 common shares fair valued at CDN$ 24,420 ($19,427) as finder’s fees.

During the period ended October 31, 2021

On February 5, 2021, the Company issued 100 Common Shares at a price of $0.01 per Common Share for gross proceeds of $1 in connection with the incorporation of the Company.

On March 19, 2021, the Company issued 36,000,000 Common Shares to Silver Bull for gross consideration of $1,367,668 on the asset purchase agreement, as discussed above.

On April 1, 2021, the Company completed a private placement for 5,035,000 Common Shares at a price of $CDN 0.50 per Common Share for gross proceeds of $CDN 2,517,500 ($2,001,352).

On October 21, 2021, the Company completed the initial tranche of a private placement for 6,368,000 Common Shares at a price of $CDN 1.00 per Common Share for gross proceeds of $CDN 6,368,000 ($5,107,282).

6

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

On October 25, 2021, pursuant to a finder’s fee agreement, the Company issued 400,000 Common Shares to UMS Project Limited Partnership for the introduction of Copperbelt AG and earning an interest in mineral property licenses from Copperbelt AG located in Kazakhstan.

Subsequent Events

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos and Ekidos became a wholly-owned subsidiary of the Company. Total consideration was $1,000. The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities. The acquisition did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, did not exist in Ekidos at the time of acquisition.

On March 2, 2022, the Company granted options to acquire 300,000 common shares with an exercise price of $CDN 1.00 per share.

On May 30, 2022, the Company completed a private placement for 1,091,000 common shares at a price of $CDN 1.50 per common share for gross proceeds of $CDN 1,636,500.

LIQUIDITY AND CAPITAL RESOURCES

The net working capital of the Company at January 31, 2022 was $8,588,010 (October 31, 2021: $6,493,934).

For the three months ended January 31, 2022, the Company used $769,420 in cash for operating activities. The Company’s cash flows from operations are negative as it is an exploration stage company.

For the three months ended January 31, 2022, the Company used $2,139,494 in cash for investing activities, which included $2,136,500 for loans made to Ekidos LLP and $2,994 cash for the purchase of equipment. The Company’s primary investing activities pertain to loans provided to Arras’ wholly owned subsidiary Ekidos LLP to fund the required expenditures under the Beskauga Option Agreement.

For the three months ended January 31, 2022, the Company had net cash provided by financing activities of $2,832,372, which was from private placements in November and December of 2021. Upon listing of the Common Shares, Arras expects to spend $1.07 million in corporate administration and overhead costs and $1.50 million is exploration costs. Arras anticipates that its existing working capital will be sufficient to finance these expenditures.

Liquidity Outlook

At present, the Company’s operations do not generate cash inflows and its financial success is dependent on management’s ability to discover economically viable mineral deposits and raise cash through financings. The mineral exploration process can take many years and is subject to factors that are beyond the Company’s control.

As of January 31, 2022, the Company had incurred approximately $3.59 million of the required expenditures and has an additional $11.41 million in exploration expenditure requirements by January 26, 2025 under the Beskauga Option Agreement, as detailed in the “Discussion of Operations” section.

In order to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses, the Company will need to raise funds through equity sales, from the exercise of convertible securities, debt, deferral of payments to related parties, or other forms of raising capital. Many factors influence the Company’s ability to raise funds, including the health of the resources market, the climate for mineral exploration investment, the Company’s track record, and the experience and caliber of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the short and long term but recognizes that there will be risks involved which may be beyond its control.

Going Concern

The Company’s financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at January 31, 2022, the Company has not yet achieved profitable operations. This condition indicates the existence of a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. The condensed interim financial statements of the Company for the three-month period ended January 31, 2022 do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

7

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

OFF- BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements as at January 31, 2022 or at the date of this MD&A.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

At January 31, 2022, and October 31, 2021, accounts payable and accrued liabilities contained the following amounts due to related parties:

	January 31, 2022	October 31, 2021
CEO (1)	$31,551	$26,427
President (2)	51,485	10,685
CFO (3)	25,813	21,782
Directors’ fees (4)	9,751	10,903
Directors’ fees (4)	5,862	12,036
Directors’ fees (4)	5,674	11,990
Directors’ fees (4)	4,710	10,403
Total	$134,846	$104,226

(1) Includes a bonus accrual.

(2) Includes management fees and expense reimbursements.

(3) Includes a bonus accrual and expense reimbursements.

(4) For directors’ fees and expense reimbursements.

During the three months ended January 31, 2022, expenses totalling $144,637 were incurred by Silver Bull on the Company’s behalf pursuant to the Separation and Distribution Agreement, which provides for a framework for the relationship between the parties during and after the Distribution. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied. As at January 31, 2022, $1,037 due to related party consists of payable to Silver Bull for rent and shared office expenses (October 31, 2021: $2,808 due from Silver Bull). The balance of due from and due to related party is interest free and is to be repaid on demand.

8

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

Pursuant to the Separation and Distribution Agreement, Silver Bull agreed to continue to incur the salaries of its employees and other office-related overhead costs and charge Arras for a portion of these costs on a pro-rata cost-recovery basis until the earlier of (i) the date on which Arras’ common shares are listed on a stock exchange or (ii) December 31, 2021. For the three months ended January 31, 2022, Silver Bull invoiced the Company CDN$144,637 for such costs. In February, 2022, the Company entered into an employment or consulting agreement, effective January 1, 2022, with each member of the senior management team.

January 31,
2022

Directors’ fees	$8,998
Personnel	111,829
Office and administrative	23,810
$144,637

During the three months ended January 31, 2022, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

January 31, 2022
Share-based payment	$115,764
CEO	47,882
President	59,530
CFO	34,230
Directors’ fees	20,722
Directors’ fees	5,862
Directors’ fees	5,862
Directors’ fees	4,885
$294,737

PROPOSED TRANSACTIONS

The Company has no proposed transactions that have not been disclosed herein as at January 31, 2022 or at the date of this MD&A.

Financial InstRuments and Capital Risk Management

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash, accounts payables and accrued liabilities. The carrying values of these financial instruments approximate their respective fair values due to the term of these instruments.

As at January 31, 2022, the fair value of cash held by the Company was based on level 1 inputs of the fair value hierarchy.

9

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s primary exposure to credit risk is its cash and cash equivalents of $3,630,542 at January 31, 2022. With cash and cash equivalents on deposit with reputable financial institutions, it is management’s opinion that the Company is not exposed to significant credit risks arising from the financial instruments.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As at January 31, 2022, the Company has current liabilities totaling $396,472 and cash and cash equivalents of $3,630,542, and is not exposed to significant liquidity risk at this time. However, since the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through private placements.

Market risk

Market risk is the risk that changes in market prices such as commodity prices, foreign exchange rates and interest rates will affect the Company’s income. The objective of market risk management is to manage and control market risk exposure within acceptable parameters. The Company does not use derivative instruments to reduce its insignificant exposure to market risks.

Commodity Price Risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances and require judgment on matters which are inherently uncertain. Details of the Company’s significant accounting policies can be found in note 3 of the condensed interim financial statements for the three-month period ended January 31, 2022.

OUTSTANDING SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of the date of this MD&A, the company had 52,566,150 Common Shares, 5,260,000 stock options and 1,971,289 warrants issued and outstanding.

QUALIFIED PERSON AND INFORMATION CONCERNING ESTIMATES OF MINERAL PROJECTS

All of the scientific and technical information contained in this MD&A has been reviewed and/or approved by Tim Barry, CEO and Director of Arras Minerals Corp., a Chartered Professional Geologist (MAusIMM CP Geo) with the Australasian Institute of Mining and Metallurgy and a “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Minerals Projects.

Risks and uncertainties

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s final long form prospectus (“Final Long Form Prospectus”), filed with SEDAR on May 31, 2022.

Management is not aware of any significant changes to the risks identified in the Final Long Form Prospectus. Such risk factors could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

10

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

FORWARD-LOOKING STATEMENTS

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (British Columbia) and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. Forward-looking statements include, without limitation, statements with respect to:

•	The sufficiency of our existing cash resources to enable us to continue our operations as a going concern;
•	Future exploration expenditures on the Beskauga Property, the potential exercise of the Beskauga Option and potential bonus payments under the Beskauga Option Agreement;
•	The prospects of entering the development or production stage with respect to the Beskauga Project;
•	Our planned activities at the Beskauga Project in 2022 and beyond;
•	Our ability to obtain and hold additional concessions in the Beskauga Project area;
•	The timing, duration and overall impact of the novel coronavirus (“COVID-19”) pandemic on the Company’s business;
•	The timing of the Listing, including the fulfillment of the Listing requirements and future use of funds.
•	The sufficiency of our surface rights in respect of the Beskauga Property if a mining operation is determined to be feasible;
•	The potential acquisition of additional mineral properties or property concessions;
•	The impact of recent accounting pronouncements on our financial position, results of operations or cash flows and disclosures;
•	Our ability to raise additional capital and/or pursue additional strategic options, and the potential impact on our business, financial condition and results of operations of doing so or not; and
•	The impact of changing foreign currency exchange rates on our financial condition.

The words “plans”, “expects”, “scheduled”, “budgeted”, “projected”, “estimated”, “timeline”, “forecasts”, “anticipates”, “suggests”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect.

In addition to the various factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to:

•	the future prices of metals and other commodities;
•	the current COVID-19 pandemic will not have a material adverse effect on the Company;
•	the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Beskauga Project;
•	the demand for and stable or improving price of metals and other commodities;
•	general business and economic conditions will not change in a material adverse manner;
•	the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
•	the geology of the Beskauga Project as described in the Beskauga Technical Report;
•	the accuracy of budgeted exploration costs and expenditures;
•	future currency exchange rates and interest rates;
•	operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;
•	the Company’s ability to attract and retain skilled personnel and directors;
•	political and regulatory stability;
•	the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;
•	obtaining required renewals for existing approvals, licenses and permits on favourable terms;

11

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

•	requirements under applicable laws;
•	sustained labour stability;
•	stability in financial and capital markets; and
•	availability of equipment.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors, without limitation, the following, which are discussed in greater detail in the “Risk Factors” section of the Final Long Form Prospectus:

•	our ability to continue as a going concern as a single-project company;
•	the lack of an existing public market for our Common Shares;
•	some or all of the expected benefits of the Spin Out may not be achieved;
•	we are uncertain that we will be able to maintain sufficient cash to accomplish our business objectives;
•	our exploration activities require significant amounts of capital that may not be recovered;
•	our ability to meet our current and future capital requirements on favorable terms or at all;
•	risks relating to the results of future exploration at the Beskauga Property and our ability to raise the capital for exploration expenditures on the Beskauga Property to maintain the effectiveness of the Beskauga Option;
•	our operations may be disrupted, and our financial results may be adversely affected, by global outbreaks of contagious diseases, including the COVID-19 pandemic;
•	we are an exploration stage mining company with no history of operations;
•	we have no commercially mineable ore body;
•	the reliability of our Mineral Resource estimates;
•	our ability to acquire additional mineral properties or property concessions;
•	inherent risks in the mineral exploration industry;
•	risks relating to fluctuations of metal prices;
•	risks relating to competition in the mining industry;
•	risks relating to the title to our properties;
•	risks relating to our option and joint venture agreements;
•	risks associated with joint ventures;
•	our ability to obtain required permits;
•	timing of receipt and maintenance of government approvals;
•	compliance with laws is costly and may result in unexpected liabilities;
•	our success depends on developing and maintaining relationships with local communities and other stakeholders;
•	risks relating to social and environmental activism;
•	risks relating to evolving corporate governance and public disclosure regulations;
•	risks relating to foreign operations;
•	risks relating to worldwide economic and political events;
•	risk of political and economic instability in Kazakhstan;
•	our financial condition could be adversely affected by changes in currency exchange rates;
•	risks relating our “foreign private issuer” status;
•	risks relating to our possible status as a passive foreign investment company;
•	risks relating to volatility in our share value;
•	further equity financings leading to the dilution of our Common Shares;
•	our Common Shares continuing not to pay dividends;
•	risks relating to information systems and cybersecurity;
•	our ability to retain key management, consultants and experts necessary to successfully operate and grow our business;
•	our overlapping officers and directors with Silver Bull may give rise to conflicts of interest;
•	our reliance on international advisors and consultants;
•	risks relating to changes in tax laws; and
•	risks relating to changes in regulatory frameworks or regulations affecting our activities.

12

ARRAS MINERALS CORP.

Management Discussion and Analysis

For the three months ended January 31, 2022

(Expressed in United States Dollars, except as noted)

These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

13

APPENDIX V – AUDITED FINANCIAL STATEMENTS OF EKIDOS MINERALS LIMITED LIABILITY PARTNERSHIP FOR THE YEAR ENDED DECEMBER 31, 2021

(See attached)

V-1

Ekidos Minerals Limited Liability Partnership

Financial statements
for the year ended December 31, 2021

and **Independent Auditors' Report**

City of Almaty, 2022

City of Almaty, 2022

Contents

Management's acknowledgement of responsibility for the preparation and approval of financial statements……3

Independent Auditors' Report……4-5

Balance sheet……6-8

Profit and Loss Statement……9-10

Cash Flow Statement……11-12

Statement of Changes in Equity……13-16

Notes to the Financial Statements……17-30

2

MANAGEMENT'S ACKNOWLEDGEMENT OF RESPONSIBILITY FOR THE PREPARATION AND

APPROVAL OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2021.

The following statement, which should be read in conjunction with the description of the auditors' responsibilities contained in the auditor's report, is made for the purpose of distinguishing the responsibilities of the independent auditors and management with respect to the financial statements of Ekidos Minerals LLP ("the Partnership").

Management is responsible for the preparation of the financial statements that accurately reflect the Partnership's financial position as of December 31, 2021, and the results of operations, changes in equity and cash flows for the period from January 1, 2021 to December 31, 2021, under International Financial Reporting Standards ("IFRS").

In preparing the financial statements, management is responsible for:

- selecting appropriate accounting principles and applying them consistently;
- making judgments and estimates that are reasonable;
- complying with the requirements of legislation of the Republic of Kazakhstan and International Financial Reporting Standards;
- preparation of financial statements on the assumption that the Partnership will continue its business for the foreseeable future, unless it is inappropriate to assume this.

Management is also responsible for:

- developing, implementing and maintaining an effective and reliable system of internal control in the Partnership;
- maintaining an accounting system that allows the preparation, at any time, with the Partnership;
- maintaining a system of accounting that allows for a sufficient degree of accuracy in the preparation of information on the financial position of the of the Partnership and ensure compliance of financial statements with IFRS requirements;
- keeping accounting records under the legislation of the Republic of Kazakhstan;
- taking measures within its competence for securing the assets of the Partnership;
- detecting and preventing fraud, errors and other irregularities.

Management reasonably expects the Partnership will continue its business in the foreseeable future. Therefore, the financial statements of the Partnership have been prepared based on the principle of doing business as a going concern.

For the Management of Ekidos Minerals LLP:

Barry Timothy Thomas, Director

Aliya Zhumagaliyevna Kuatova, Chief Accountant

3

Independent Audit Company
«Abzal Audit»

050000, Republic of Kazakhstan, Almaty city
50, Kazbek Bi str. Off 114
E-mail: abzalaudit@mail.ru, Phone, 8-707-212-81-80, 8-771-752-42-32, 8-727- 2614-250.
BIN: 060140016991

Товарищество с ограниченной ответственностью «Независимая аудиторская компания «Abzal Audit»

050000, Республика Казахстан,
г. Алматы, улица Казыбек Би, 50, оф.114
Эл. почта: abzalaudit@mail.ru,
тел:, 8-707-212-81-80, 8-771-752-42-32, 8-727- 2614-250.
БИН: 060140016991

Independent Auditors's Report

To the Member and Management: Ekidos Minerals LLP (Ekidos Minerals)

Opinion

We have audited the financial statements of Ekidos Minerals Limited Liability Partnership (hereinafter - Partnership), consisting of the balance sheet as of December 31, 2021, profit and loss statement, statement of changes in owner's equity and cash flows statement for the year ended on the specified date, and notes to the financial statements, including the summary of main provisions of accounting policy.

In our opinion, the enclosed financial statements accurately reflect in all significant aspects the financial situation of the Partnership as of December 31, 2021, and its financial results and cash flows for the year ended on the specified date under International Financial Reporting Standards ("IFRS").

Grounds for expression of opinion

We have conducted the audit in accordance with International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Partnership under the International Ethics Standards Board for Accountants' Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities under the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information included in the 2021 Annual Report of the Partnership

The other information includes the information included in the 2021 Annual Report of the Partnership, except for the financial statements and our auditor's report thereon. The executive officer shall be responsible for the other information. We expect to receive the 2021 Annual Report of the Partnership after the publication of this Auditor's Report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

4

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and submission of accurate financial statements under IFRS and for internal control which is necessary, according to Management, for the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, Management is responsible for assessing the Partnership's ability to continue as a going concern, disclosing, as applicable, matters related to going concern unless management either intends to liquidate the Partnership or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on these financial statements.

The head of the audit, as a result of which this independent auditor's report has been issued.

<Signature>
A.A. Ziyadanova
Auditor
[Seal: Ayzhan Altaykyzy Ziyadanova, Auditor. Qualification Certificate No.0000890. Republic of Kazakhstan]

Auditor's Aualification Certificate No.0000890, issued by the Qualification Committee of Chamber of Auditors of the Republic of Kazakhstan on attestation of candidates for auditors of the Republic of Kazakhstan, Decision No.3 from September 9, 2019.

Address: Office 52-54, Bld.50, Kazybek Bi Street, Almaty, 050000, Republic of Kazakhstan
April 6, 2022

<Signature>
O-B. Makashuly
CEO of ABZAL AUDIT Independent Audit Company LLP
[Seal: ABZAL AUDIT Independent Audit Company Limited Liability Partnership, Almaty, Republic of Kazakhstan]

State License on Audit Activities in the Republic of Kazakhstan No.0000026, series MFYu-2, issued by the Ministry of Finance of the Republic of Kazakhstan on February 9, 2007

5

Appendix 2
To Order No.404
Of the Minister of Finance
Of the Republic of Kazakhstan
From June 28, 2017
Form 1

Balance sheet
(Reporting period 2021)

Index: No.1 1-B (balance)
Frequency: annual
Submitted by: organizations of public interest based on the results of the financial year
Submitted to: depository of financial statements in electronic format using software
Submission deadline: not later than August 31 of the year following the reporting year
Note: an explanation of how to fill in the report is given in the appendix to the form intended for collection of administrative data "Balance Sheet".
Name of the organization: Ekidos Minerals LLP
as of December 31, 2021

In thousands of tenge

Assets	Code of the line	At the end of the reporting period	At the beginning of the reporting period
I. Short-term assets			
Cash and cash equivalents	010	107 513	154 285
Short-term financial assets measured at amortized cost	011		
Short term financial assets measured at fair value through other comprehensive income	012		
Short-term financial assets at fair value through profit or loss	013		
Short term derivative financial instruments	014		
Other short-term financial assets	015		
Short-term trade and other receivables	016	188	
Short term lease receivables	017		
Short-term assets under contracts with customers	018		
Current income tax	019		
Inventories	020		
Biological assets	021		
Other short-term assets	022	161 290	300
Total short-term assets (sum of lines 010-022)	**100**	**268 991**	**154 585**
Assets (or disposal groups) held for sale	101		
II. Long-term assets			
Long-term financial assets measured at amortized cost	110		
Long-term financial assets measured at fair value through other comprehensive income	111		
Long-term financial assets measured at fair value through profit or loss	112		
Long-term derivative financial instruments	113		
Investments accounted for at initial cost	114

6

Investments accounted for using the equity method	115		
Other long-term financial assets	116	1 268 563	161 500
Long-term trade and other receivables	117		
Long term lease receivables	118		
Long-term assets under contracts with customers	119		
Investment property	120		
Fixed assets	121	19 578	
Right-of-use asset	122		
Biological assets	123		
Exploration and evaluation assets	124	577 599	4 076
Intangible assets	125	65	
Deferred tax assets	126		
Other long-term assets	127	253 502	
Total long-term assets (sum of lines 110-127)	**200**	**2 119 307**	**165 576**
Balance (line 100 + line 101 + line 200)		**2 388 298**	**320 161**
Liability and equity			
III. Short-term liabilities			
Short-term financial liabilities measured at amortized cost	210		
Short-term financial liabilities measured at fair value through profit or loss	211	1 869 088	
Short-term derivative financial instruments	212		
Other short-term financial liabilities	213		
Short-term trade and other payables	214	88 728	
Short-term estimated liabilities	215		
Current income tax liabilities	216		
Employee benefits	217	661	
Short-term lease payables	218		
Short-term liabilities under contracts with customers	219		
State subsidies	220		
Dividends payable	221		
Other short-term liabilities	222	4 204	
Total short-term liabilities (sum of lines 210 to 222)	**300**	**1 962 681**	**0**
Liabilities of disposal groups held for sale	301		
IV. Long-term liabilities			
Long-term financial liabilities measured at amortized cost	310	390 754	319 761
Long-term financial liabilities measured at fair value through profit or loss	311		
Long-term derivative financial instruments	312		
Other long-term financial liabilities	313		
Long-term trade and other payables	314		
Long-term estimated liabilities	315		
Deferred tax liabilities	316		
Employee benefits	317		
Long-term lease receivables	318		
Short-term liabilities under contracts with customers	319		
State subsidies	320

7

Other long-term liabilities	321		
Total long-term liabilities (sum of lines 310 to 321)	**400**	**390 754**	**319 761**
V. Equity			
Authorized (share) capital	410	400	400
Share premium	411		
Treasury stock	412		
Components of other comprehensive income	413		
Undistributed profit (uncovered loss)	414	34 463	0
Other equity	415		
Total equity attributable to owners (sum of lines 410 to 415)	420	34 863	400
Noncontrolling interest	421		
Total equity (line 420 + line 421)	**500**	**34 863**	**400**
Balance (line 300 + line 301 + line 400 + line 500)		**2 388 298**	**320 161**

Barry Timothy Thomas, Director

(signature)

Aliya Zhumagaliyevna Kuatova, Chief Accountant

(signature)

Place of Seal

Ekidos Minerals

8

Appendix 3
To Order No.404
Of the Minister of Finance
Of the Republic of Kazakhstan
From June 28, 2017
Form 2

Profit and Loss Statement
(Reporting period 2021)

Index: No.2 - PLS
Frequency: annual
Submitted by: organizations of public interest based on the results of the financial year
Submitted to: depository of financial statements in electronic format using software
Submission deadline: not later than August 31 of the year following the reporting year
Note: an explanation of how to fill in the report is given in the appendix to the form intended for collection of administrative data "Profit and Loss Statement".
Name of the organization: Ekidos Minerals LLP
for the year ended on December 31, 2021

In thousands of tenge

Indicator	Code of the line	For the reporting period	For the previous period
Revenue	010		
Cost price of sold goods and services	011		
Gross profit (line 010 - line 011)	**012**	**0**	**0**
Selling expenses	013		
Administrative expenses	014		
Total operating profit (loss) (+/- lines 012 - 014)	**020**	**0**	**0**
Financial income	021	34 463	0
Financial expenses	022		
Share of the organization in profit (loss) of associated organizations and joint ventures accounted for using the equity method	023		
Other income	024		
Other expenses	025		
Profit (loss) before taxes (+/- lines 020 - 025)	**100**	**34 463**	**0**
Income tax expenses (-) (income (+)	101		
Profit (loss) after taxes from continuing operations (line 100 + line 101)	**200**	**34 463**	**0**
Profit (loss) after tax from discontinued operations	201		
Profit for the year (line 200 + line 201) attributable to owners of the parent company	**300**	**34 463**	**0**
Noncontrolling interest			
Other comprehensive income, total (sum of lines 420 and 440)	**400**	**0**	**0**
including:			
revaluation of debt financial instruments measured at fair value through other comprehensive income	410		
share in other comprehensive income (loss) of associated organizations and joint ventures accounted for using the equity method	411

9

effect of a change in the income tax rate on deferred tax	412		
cash flow hedges	413		
exchange rate differences on investments in foreign entities	414		
hedges of net investment in foreign operations	415		
other components of other comprehensive income	416		
reclassification adjustment in profit (loss)	417		
tax effect of components of other comprehensive income	418		
Total other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax) (sum of lines 410 - 418)	**420**	**0**	**0**
revaluation of fixed and intangible assets	431		
share in other comprehensive income (loss) of associated organizations and joint ventures accounted for using the equity method	432		
experience gains (losses) on pension obligations	433		
tax effect of components of other comprehensive income	434		
revaluation of equity financial instruments measured at fair value through other comprehensive income	435		
Total other comprehensive income not to be reclassified to income or expense in subsequent periods (net of income tax) (sum of lines 431 - 435)	**440**	**0**	**0**
Total comprehensive income (line 300 + line 400)	**500**	**34 463**	**0**
Total comprehensive income attributable to:			
owners of the parent organization			
noncontrolling interest			
Earnings per share	600		
including:			
Basic earnings per share:			
from continuing operations			
from discontinued operations			
Diluted earnings per share:			
from continuing operations			
from discontinued operations			

Barry Timothy Thomas, Director

(signature)

Aliya Zhumagaliyevna Kuatova, Chief Accountant

(signature)

Place of Seal

Ekidos Minerals

10

Appendix 4
To Order No.404
Of the Minister of Finance
Of the Republic of Kazakhstan
From June 28, 2017
Form 3

Cash Flows Statement (direct method)
Reporting period 2021

Index: No.3 - CFS
Frequency: annual
Submitted by: organizations of public interest based on the results of the financial year
Submitted to: depository of financial statements in electronic format using software
Submission deadline: not later than August 31 of the year following the reporting year
Note: an explanation of how to fill in the report is given in the appendix to the form intended for collection of administrative data "Cash Flows Statement (direct method)".
Name of the organization: Ekidos Minerals LLP
for the year ended on December 31, 2021

In thousands of tenge

Indicator	Code of the line	For the reporting period	For the previous period
I. Cash flows from operating activities			
1. Cash inflow, total (sum of lines 011 - 016)	**010**	**1 773**	**26**
including:			
sale of goods and services	011		
other revenues	012		
advances received from buyers and customers	013		
receipts under insurance contracts	014		
interest	015		
other income	16	1 773	26
2. Withdrawal of cash, total (sum of lines 021 - 027)	**020**	**875 215**	**5 511**
including:			
payments to suppliers for goods and services	021	366 760	
advances paid to suppliers of goods and services	022	429 448	300
remuneration payments	023	30 769	
payment of rewards	024		
payments under insurance contracts	025		
taxes and other payments to the budget	026	41 223	4 735
other payments	027	7 015	476
3. Net cash flow from operating activities (line 010 - line 020)	**030**	**(873 442)**	**(5 485)**
II. Cash flows from investment			
1. Total cash inflow (sum of lines 041 - 052)	**040**	**0**	**0**
including:			
sale of fixed assets	041		
sale of intangible assets	042		
sale of other long-term assets	043		
sale of equity instruments of other organizations (except subsidiaries) and interests in joint ventures	044		
sale of debt instruments of other organizations	045		
reimbursement upon loss of control over subsidiaries	046		
withdrawal of cash deposits	047

11

disposal of other financial assets	048		
futures and forward contracts, options and swaps	049		
dividends received	050		
rewards received	051		
other income	052		
2. Withdrawal of cash, total (sum of lines 061 - 073)	**060**	**1 128 025**	**161 500**
including:			
acquisition of fixed assets	061	20 397	0
acquisition of intangible assets	062	65	0
acquisition of other long-term assets	063		
acquisition of equity instruments of other organizations (except subsidiaries) and interests in joint ventures	064		
acquisition of debt instruments of other organizations	065		
acquisition of control over subsidiaries	066		
investment of cash deposits	067		
payment of rewards	068		
acquisition of other financial assets	069		
loans granting	070	1 107 563	161 500
futures and forward contracts, options and swaps	071		
investments in associate organizations and subsidiaries	072		
other payments	073		
3. Net cash flows from investment (line 040 - line 060)	**080**	**(1 128 025)**	**(161 500)**
III. Cash flows from financial activities			
1. Total cash inflow (sum of line 091 - 094)	**090**	**1 955 684**	**319 020**
including:			
issue of shares and other financial instruments	091		
loans	092	1 955 684	318 620
interest received	093		
other income	094		400
2. Withdrawal of cash, total (sum of lines 101 -105)	**100**	**0**	**0**
including:			
repayment of loans	101		
payment of interest	102		
payment of dividends	103		
payments to holders of shares in the organization	104		
other withdrawals	105		
3. Net cash flows from financial activities (line 090 - line 100)	**110**	**1 955 684**	**319 020**
4. Influence of currency exchange rates to KZT	120	(989)	2 250
5. Influence of change of balance value of cash and cash equivalents	130		
6. Increase +/- decrease of cash assets (line 030 +/- line 080 +/- line 110 +/- line 120 +/- line 130)	**140**	**(46 772)**	**154 285**
7. Cash and cash equivalents at the beginning of the reporting period	150	154 285	0
8. Cash and cash equivalents at the end of the reporting period	160	107 513	154 285

Barry Timothy Thomas, Director _______________ (signature)

Aliya Zhumagaliyevna Kuatova, Chief Accountant _______________ (signature)

Place of Seal

Ekidos Minerals (Екидос Минералс)

12

Appendix 6
To Order No.404
Of the Minister of Finance
Of the Republic of Kazakhstan
From June 28, 2017

Statement of Changes in Equity
Reporting period 2021

Index: No.4 - CE
Frequency: annual
Submitted by: organizations of public interest based on the results of the financial year
Submitted to: depository of financial statements in electronic format using software
Submission deadline: not later than August 31 of the year following the reporting year
Note: an explanation of how to fill in the report is given in the appendix to the form intended for collection of administrative data "Statement of Changes in Equity".
Name of the organization: Ekidos Minerals LLP
for the year ended on December 31, 2021

In thousands of tenge

Components	Code of the line	Equity of the parent organization					Noncontrolling interest	Total equity
		Authorized (share) capital	Share premium	Treasury stock	Reserves	Undistributed profit		
Balance as of January 1 of the previous year	010	400						400
Change in accounting policy	011							
Recalculated balance (line 010+/- line 011)	100	400			0	0		400
Total comprehensive income (line 210 + line 220)	200	0	0	0	0	0		
Profit (loss) for the year	210					0		
Other comprehensive income, total (sum of lines 221 - 229)	220	0	0	0	0	0		
Including:								
Gain from revaluation of fixed assets (net of tax effect)	221							
Depreciation transfer from revaluation of fixed assets (net of tax effect)	222							
Revaluation of financial assets, available for sale (net of tax effect)	223

13

Share of other comprehensive income (loss) of associated organizations and joint ventures, accounted for using the equity method	224							
Experience gains (losses) on pension obligations	225							
Effect of a change in the income tax rate on deferred tax of subsidiaries	226							
Cash flow hedges (net of tax effect)	227							
Exchange rate difference on investments in foreign operations	228							
Hedges of net investment in foreign operations	229							
Transactions with owners, total (sum of lines 310 - 318)	**300**	**0**	**0**	**0**	**0**	**0**		**0**
Including:								
Employee stock compensation:	310							
including:								
cost of employee services								
issuance of shares under the employee stock compensation scheme								
tax benefit related to the employees' stock compensation scheme								
Contributions from owners	311							
Issue of treasury equity instruments (shares)	312							
Issue of equity instruments associated with business combinations	313							
Equity component of convertible instruments (net of tax effect)	314							
Payment of dividends	315							
Other distributions to owners	316							
Other transactions with owners	317							
Changes in ownership interest in subsidiaries not resulting in loss of control	318							
Other transactions	319

14

Balance as of January 1 of the reporting year (line 100 + line 200 + line 300 + line 319)	**400**	**400**	**0**	**0**	**0**	**0**		**400**
Change in accounting policy	401							
Recalculated balances (line 400+/line 401)	**500**	**400**	**0**	**0**	**0**	**0**		**400**
Total comprehensive income, total (line 610+ line 620)	**600**	**0**	**0**	**0**	**0**	**34 463**		**34 463**
Profit (loss) for the year	610					34 463		34 463
Other comprehensive income, total (sum of lines 621 - 629)	620	0	0	0	0	0		0
Including:								
Gain from revaluation of fixed assets (net of tax effect)	621							
Transfer of depreciation from revaluation of fixed assets (net of tax effect)	622							
Revaluation of financial assets, available for sale (net of tax effect)	623							
Share of other comprehensive profit (loss) of associated organizations and joint ventures, accounted for using equity method	624							
Experience gains (losses) on pension obligations	625							
Effect of change in income tax rate on deferred tax of subsidiaries	626							
Cash flow hedges (net of tax effect)	627							
Exchange rate difference on investments in foreign entities	628							
Hedges of net investment in foreign operations	629							
Transactions with owners, total (sum of lines 710 - 718)	**700**	**0**	**0**	**0**	**0**	**0**		**0**
including:								
Employee stock compensation	710

15

including:								
cost of employee services								
issuance of shares under employee stock compensation scheme								
tax benefit with respect to employee stock compensation scheme								
Contributions from owners	711							
Issuance of treasury stock (shares)	712							
Issuance of equity instruments, related to business combinations	713							
Equity component of convertible instruments (net of tax effect)	714							
Payment of dividends	715							
Other distributions to owners	716							
Other transactions with owners	717							
Changes in interest in subsidiaries not resulting in loss of control	718							
Other transactions	719							
Balance as of December 31 of the reporting year (line 500 + line 600 + line 700 + line 719)	**800**	**400**	**0**	**0**	**0**	**34 463**		**34 463**

Barry Timothy Thomas, Director

(signature)

Aliya Zhumagaliyevna Kuatova, Chief Accountant

(signature)

Place of Seal

16

Ekidos Minerals LLP
NOTES TO THE FINANCIAL STATEMENTS for the year ended 31 December 2021
(all amounts are presented in thousands of tenge, unless otherwise stated)

1. General Information
Organizational structure and activity

Ekidos Minerals LLP (Ekidos Minerals) was registered as a limited liability partnership in 2020.
Date of initial registration - July 01, 2020, certificate of state registration
Under the unique number 10100420955900, business identification number 200 740 000 204.
Legal address: Apt.1, Bld.158, Panfilov Street, Almalinsky district, Almaty, 050000, Republic of Kazakhstan.
The Partnership is not registered as a value added tax payer.
Participants: From 01.07.2020, the sole founder of the Partnership was
Nuss Irma Vyacheslavovna, a citizen of the Republic of Kazakhstan, born on May 25, 1978, ID No. 041211339 issued by the Ministry of Internal Affairs of the Republic of Kazakhstan on 13.02.2017, IIN 780522400625.
Since February 3, 2022 Arras Minerals Corp. has been the only founder of the Partnership. It is registered under the laws of the province of
British Columbia, Canada, company number: BC1287773.
The Partnership is engaged in geological exploration and
prospecting, carrying out other activities in connection with the exploration and development of mineral resources, including import and export of equipment, supply of necessary plants, materials, vehicles and other property.

To carry out economic activities the Partnership has obtained the following licenses:
1. License No. 875-EL dated 22.10.2020 for exploration of solid minerals. The size of share in the right is 100%. The term of the license is 6 years. The subsoil area includes 200 blocks.
2. License No. 876-EL dated 22.10.2020 for exploration of solid minerals. The size of the share in the right is 100%. The term of the license is 6 years. The subsoil area includes 199 blocks.
3. License No. 1178-EL dated 02.02.2021 for exploration of solid minerals. The size of share in the right is 100%. The term of the license is 6 years. The subsoil area includes 199 blocks.
4. LicenseNo. 1413-EL dated 20.08.2021 for exploration of solid minerals. The size of the share in the right is 100%. The term of the license is 6 years. The subsoil area includes 200 blocks.
5. License 1471-EL dated 22.10.2021 for exploration of solid minerals. The size of the share in the right is 100%. The term of the license is 6 years. The subsoil area includes 200 blocks.
6. License No. 1555-EL dated 14.01.2022 for exploration of solid minerals. The size of the share in the right is 100%.

For the reporting period the persons in charge of the financial and economic activities of the Partnership were:
Barry Timothy Thomas, Director
Aliya Zhumagaliyevna Kuatova, Chief Accountant

17

Conditions of carrying out business activities in the Republic of Kazakhstan

The Partnership's activities are subject to country risks, which include economic, political and social risks inherent in doing business in Kazakhstan.
These risks include matters arising from the policies of the government, economic conditions, the imposition of, or changes to, taxes and regulations, foreign exchange fluctuations and the enforceability of contract rights.
The financial statements reflect management's assessment of the impact of the Kazakhstan business environment on the operations and the financial position of the Group. Kazakhstan's economic and political conditions have an impact on the Partnership's operations and financial position financial position. The actual impact of future business conditions may differ from these estimates. future economic conditions may differ from these assessments.

2. Basis of preparation of the financial statements
Statement of compliance with IFRS
These financial statements have been prepared in accordance with the requirements of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Going concern principle
The Partnership's management believes that the going concern principle is not violated and these financial statements have been prepared without adjustments for non-compliance with the going concern principle.
As of 31.12.2021, the company is breakeven. All expenditures are capitalized in the exploration account, in accordance with the company's accounting policy. B
2021, the Partnership received financing, including a significant portion from the parent company, sufficient to meet its obligations for the foreseeable future. The Partnership has no intention or need to liquidate or reduce scale of its operations.

Basis of valuation
These financial statements have been prepared under the historical cost convention. cost basis. All values in these financial statements have been rounded to the nearest thousands, except when otherwise indicated. All values in these financial statements have been rounded to the nearest thousands, except when otherwise indicated.

Functional and presentation currency
The national currency of the Republic of Kazakhstan is the Kazakhstani Tenge ("KZT"), The national currency of the Republic of Kazakhstan is the Kazakhstani Tenge ("KZT"), which is the Partnership's functional and presentation currency functional currency of the Partnership, which is the currency in which these financial statements are presented.

Use of judgments, estimates and assumptions
Management has made judgments, estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS.
Actual results may differ from those estimates. Assumptions and underlying estimates are reviewed on an ongoing basis to determine whether they should be changed. Revisions to

18

accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Taxation

Partnership is subject to taxation in accordance with the tax legislation of the Republic of Kazakhstan currently in force. Taxes and financial risks, recognized in the financial statements reflect the best estimates of the Partnership's performance based on the facts known at the balance sheet date. The difference between projected tax estimates and the final tax estimates are recorded in the income statement for the period in which they occur, unless otherwise expected.

Taxes include current income taxes and other taxes imposed by tax legislation. Also included are actual or potential withholding taxes and tax adjustments for prior years. Income taxes are recognized in the income statement, except to the extent it relates to items directly attributable to equity, in which case it is recognized in equity.

Deferred tax assets

Deferred tax assets are recognized for all unused losses to the extent that there is a substantial likelihood that there will be substantiated taxable temporary differences and the commercial nature of such expenses. To determine the amount of deferred tax assets that can be recognized in financial statements, based on the likely timing and amount of future taxable income, as well as future tax planning strategies, significant management judgment is required. During the exploration phase, the Partnership accumulates exploration costs against an exploration asset, in connection with which a tax contingent asset is formed. In accordance with the requirements of the IFRS conceptual framework contingent assets are not recognized on the balance sheet. I will be possible to recognize deferred assets on the balance sheet after commercial discovery.

Initial recognition of loans

On initial recognition of interest-free long-term financial assistance and loans, the Partnership applies judgment as to the timing and appropriate discount rate to calculate present value.

Fair Value

Fair value is defined as the amount that would be received on the sale of an asset or paid on the transfer of a liability, in a voluntary transaction between market participants at the measurement dates, regardless of whether that value is directly observable or estimated using another valuation technique. When measuring an asset or liability at fair value, the Partnership takes into account the characteristics of the asset or of the asset or liability if they would have been taken into account by market participants.

3. Main Provisions of Accounting Policy

Foreign Currency Translation

Transactions in foreign currencies are initially recorded by the Partnership in their functional currency at the exchange rate prevailing on the date the transaction meets the recognition criteria. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate in effect at the reporting date.

The following table shows the exchange rates against tenge:

	2021	2020
USD	431.67	420.71
GBP	580.90	574.88

19

Exploration assets

Exploration and development costs include license acquisition costs, geological and geophysical work, site restoration costs, historical costs and exploration overheads.

Exploration and development costs are recognized as assets when incurred.

The loans received by the Partnership are solely intended for exploration.

Financial assistance received in foreign currencies is translated at the exchange rate of the functional currency in effect at the reporting date. The exchange rate difference is charged to the exploration asset account.

The following are the costs that are included in the initial measurement of assets, exploration and evaluation assets (the list provided is not exhaustive):

- acquisition of rights to carry out exploration work;
- topographic, geological, geochemical and geophysical studies;
- exploratory drilling;
- sampling; and

activities relating to the assessment of the technical feasibility and commercial viability of the extraction of minerals.

- other expenses incurred by the enterprise for the purpose of field exploration, such as: salaries and wage deductions, depreciation and amortization of fixed and intangible assets, maintenance and repair of fixed and intangible assets, the cost of materials, office supplies and printing costs, communication services, utilities costs associated with of production, travel expenses, consulting (audit) and informational services, legal services, rent expenses, bank fees, taxes, duties and deductions, exchange rate differences generated by exploration loans.

The Company's exploration and evaluation assets are measured at cost. The principal criterion for capitalizing exploration and evaluation costs is whether such costs meet the recognition criteria for an asset and the extent to which the costs can be attributed to the discovery of specific mineral reserves. Once an asset related to exploration and evaluation has been recognized, the Company applies the cost model to them.

Expenses for training of specialists, development of social sphere

According to Subparagraph 9 of Paragraph 2 of Article 77 of the Code of the Republic of Kazakhstan dated December 27, 2017 No. 125-VI "On Subsoil and Subsoil Use" and License for Exploration and Development, the expenses on training of Kazakhstani specialists, research and development, scientific, technical and research and development works on the territory of the Republic of Kazakhstan are regulated. A subsoil user is liable for the socio-economic development of the region and the development of its infrastructure, socio-economic support of the local population.

Deferred expenses

According to Article 58 of the Code of the Republic of Kazakhstan dated December 27, 2017, Law of the RK No. 125-VI "On Subsoil and Subsoil Use", insurance shall be a liquidation security. To securing its obligations to liquidate the consequences of subsoil use the subsoil user has the right to conclude an insurance contract with an insurance organization. Under such a contract the failure of a subsoil user to fulfill its obligations to liquidate the consequences of subsoil use in accordance with the Code of the Republic of Kazakhstan dated December 27, 2017, Law of the RK No. 125-VI "On Subsoil and Subsoil Use", (insured event) entails payment of insurance amount in favor of the Republic of Kazakhstan (beneficiary).

20

The object of insurance is the subsoil user's property interest associated with the fulfillment of its obligations to liquidate the consequences of subsoil use as established by the Code on Subsoil and Subsoil Use.

Insurance as a security for liquidation is recognized as deferred expenses.

Deferred expenses are recognized in the statement of financial position at the cost of cash paid. Subsequently, expenses on a regular and straight-line basis over the reporting periods are charged to the cost of an exploration and evaluation asset.

4. Critical Accounting Assumptions and Judgments in Applying Accounting Policies

In the application of the Partnership's accounting policies, management is required to make judgments, estimates and assumptions in determining the carrying amounts of assets and liabilities that may be derived from other sources.

Estimates and associated assumptions are based on historical experience, current and projected economic conditions, and other factors believed to be reasonable. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed regularly. A change in an accounting estimate is recognized in the period in which the estimate is revised if the change affects only the current period or in the period of the change and future periods if the change affects both the current and future periods.

5. New and/or revised standards and interpretations

Listed below are the revised standards and interpretations of IFRSs that became effective in 2021 and are mandatory for the periods ending December 31, 2021, that did not have an impact on the Partnership's separate financial statements:

- Amendments to IFRS 16 Leases - Lease Assignments Related to Pandemic Covid- 19 effective after 30 June 2021;

- Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16-Reform of the Base Rate of Interest. Step 2.

The Partnership does not expect that the adoption of the standards listed above will have a material impact on the company's financial statements in future periods.

The Annual Improvements to International Financial Reporting Standards Reporting Period 2018 - 2020," issued in May 2020, are amended as follows:

- In IFRS 1, First-time Adoption of International Financial Reporting Standards; (paragraph D1(f) was clarified and paragraph D13A was added);
- In IFRS 9, Financial Instruments (paragraphs 7.2.35 and B3.3.6A were added and paragraph B3.3.6 was amended);

An entity shall apply those amendments for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

If an entity applies the amendment for an earlier period, it shall disclose that fact.

IFRS 1 First-time Adoption of International Financial Reporting Standards

The amendment provides additional simplified accounting guidance for cumulative translation differences for subsidiaries that adopt standards later than their parent organization. As a result of this amendment, a subsidiary that uses the exemption in IFRS 1:16 D(a) can now also can measure exchange differences for all foreign operations at the carrying amount that has been included in the consolidated financial statements of the parent company using the parent entity's date of transition to IFRS standards, as if no adjustments were made on consolidation and with respect to the effect of the business combination that resulted in the parent organization acquired the

21

subsidiary. A similar election may be made by an associated organization or joint venture that applies the exception under IFRS 1:16 D (a).

IFRS 9 Financial Instruments
The amendment to IFRS 9 addresses which payments should include in the "10% test" for derecognition of financial liabilities. Costs or payments may be made to a third party or creditor. Under the amendment, costs or payments to third parties will not be included in the "10% test." The amendment is effective for annual periods beginning on or after January 1, 2022. Early application permitted.

IFRS 16 Lease
The Board amended Illustration Example 13 of IFRS 16 to remove the example of lessor payments relating to leasehold improvements. This amendment is made to avoid any potential misunderstanding of the manner in which leasehold improvements are accounted for.
IFRS (IAS) 16 applies retrospectively, but only to fixed assets that are brought to the location and condition necessary for in accordance with management's intentions, at or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. An entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of undistributed profit (or other component of equity, as applicable) at the beginning date of such earliest period presented.

6. Cash and cash equivalents

	31.12.2021	31.12.2020
Cash in tenge bank accounts Bank Center Credit JSC	3 524	726
Cash in foreign currency bank accounts Bank Center Credit JSC	103 989	153 559
Total	**107 513**	**154 285**

Cash in bank accounts is in the following currency:

	31.12.2021	31.12.2020
USD	241	365

The credit rating defined by Moody's for Bank Center Credit JSC is stable- Rating B1 (B2).

7. Short-term trade and other receivables

	31.12.2021	31.12.2020
Short-term debts of accountable persons	188	0

8. Other short-term assets

	31.12.2021	31.12.2020
Short-term advances issued to:	**161 290**	**300**
Scientific Center "GEOKEN" LLP	113 970	
Nur-Sultan branch of "Insurance Company Amanat" JSC	45 365	
Transavia LLP	751	
Ecological Center-PV LLP	600	300
IE "Maryshev I.V."	500	
Region Company LLP	47	
Batys Trade LLP	45	
Kompaniya "Chistaya Voda" LLP	8	
Office-Expert.kz LLP	4

22

9. Other long-term financial assets

	31.12.2021	31.12.2020
Investment agreement Dostyk LLP	1 268 563	161 500

The Investment Agreement is concluded with a related party; the head of Dostyk LLP is the previous founder of the Partnership. Investments of Dostyk LLP (hereinafter referred to as the "Investment") to finance the Project development works, include:
- payment of Dostyk's expenses for operations under the work program for subsoil use. The Investment is issued on a repayment basis, within 2 months after Dostyk gets the first profit from the project. The refund amount is to be increased by the amount obtained by multiplying the Indexation Factor given below. The Indexation Factor is calculated using the following formula: RI=MR1/MR2, where RI is the Indexation Factor, MR1 is the official exchange rate USD to KZT, established by the National Bank of RK on the date of payment, MR2 - exchange rate USD to KZT as of the date of the Agreement.
The Investment Agreement is concluded on market conditions and following IFRS discounting may not be applied. A financial asset is recognized at initial cost; gains and losses from revaluation are recognized in the income statement.

10. Fixed assets

Fixed assets	**Transport**	**Other fixed assets**	**Total**
Initial cost as of January 1, 2021	-	-	-
Acquisition	*19 264*	*1 133*	*20 397*
Withdrawal	-	-	-
Initial cost as of December 31, 2021	**19 264**	**1 133**	**20 397**
Accumulated depreciation as of January 1, 2021	-	-	-
Accrued depreciation	*803*	*16*	*819*
Replacement			
Accumulated depreciation as of December 31, 2021	803	16	819
Balance sheet value as of January 1, 2021	-	-	-
December 31, 2021	**18 461**	**1 117**	**19 578**

12. Exploration and evaluation assets

	31.12.2021	31.12.2020
Exploration and evaluation assets	**577 599**	**4 076**
Akkuduk License No.1178-EL dated February 02, 2021	127 786	0
Ekidos Licenses No. 875-EL dated October 22, 2020	137 145	2 043
Maysor (Licenses No.1471-EL dated October 22, 2021)	72 821	0
Norgubek (License No. 1413-EL dated August 20, 2021)	105 414	0
Stepnoye (Licenses No. 876-EL dated October 22, 2020)	134 433	2 033

After the reporting period, the Partnership received Solid Mineral Exploration License No. 1555-EL dated January 14, 2022.
Exploration and evaluation assets are measured at cost.
The Company recognizes all costs as exploration and evaluation assets.
The Company is not engaged in other activities, and all costs are for exploration and evaluation of mineral resources.

23

The Partnership recognizes any obligation to remove fixed assets and natural resources on the relevant territory, arising during a certain period as a result of exploration and evaluation of minerals.

Cost article	31.12.2021	31.12.2020
TOTAL	**577 599**	**4 076**
Akkuduk (License No.1178-EL dated February 02, 2021)	**127 786**	**0**
Aeromagnetic exploration	82 009	0
Allocation of administrative expenses for exploration asset	39 834	0
Allocation of indirect costs of exploration asset	5 795	0
Insurance to secure the fulfillment of obligations on liquidation of consequences on subsoil use	148	0
Ekidos (License No. 875-EL dated October 22, 2020)	**137 145**	**2 043**
Lease payments	2 095	2 095
Aeromagnetic exploration	85 814	0
Bank charges	14	14
Exchange rate differences	-343	-343
Subscription bonus	278	278
Allocation of administrative expenses to exploration asset	42 898	0
Allocation of indirect costs to exploration asset	6 241	0
Insurance to secure the fulfillment of obligations on liquidation of consequences on subsoil use	148	0
Maysor (License No. 1471-EL dated October 22, 2021)	**72 821**	**0**
Aeromagnetic exploration	60 955	0
Allocation of administrative expenses to exploration asset	9 192	0
Allocation of indirect costs of exploration assets	1 337	0
Insurance to secure the fulfillment of obligations on liquidation of consequences on subsoil use	1 337	0
Norgubek (License No. 1413-EL dated August 20, 2021)	**105 414**	**0**
Aeromagnetic exploration	82 575	0
Allocation of administrative expenses to exploration asset	18 385	0
Allocation of indirect costs of exploration asset	2 675	0
Insurance to secure the fulfillment of obligations on liquidation of consequences on subsoil use	1 779	0
Stepnoye (License No. 876-EL dated October 22, 2020	134 433	2 033
Aeromagnetic exploration	2 084	2 084
Bank fee	83 114	0
Exchange rate differences	14	14
Subscription bonus	-343	-343
Allocation of administrative expenses to exploration asset	278	278
Allocation of indirect costs of exploration asset	42 898	0
Insurance to secure the fulfillment of obligations on liquidation of consequences on subsoil use	148	0

Taking into account the provisions of Paragraphs 7, 8 and 9 of Article 192 of the Code of the Republic of Kazakhstan "On Subsoil and Subsoil Use, the total amount of costs under the license related to the costs of exploration operations, incurred under the license for the period from the date of its issue to the previous reporting period inclusive amounts to 499,443,245 thousand tenge.

	Ekidos	
3.	License number and date of issue, date of expiry of license	No. 875-EL dated 22.10.2020, expires on 22.10.2026
4.	Number of blocks as of the beginning of the reporting period	200
5.	Number of blocks at the end of the reporting period	200

24

Information on exploration expenses for the reporting period			
No.	Cost article	Minimal value	Actual value since the beginning of the year
1.	Annual exploration expenses, total:	73 216, 700	85 814,448
	including: geophysical work		*85 814,448*
	other expenses for management and administrative needs		
22.	accounting, scientific research, personnel training and other similar expenses directly related to exploration area operations		19 739,889
23.	subscription bonus	277,800	277,800
24.	payment for the use of land plots (lease payment)	8 751,000	8 751,000
26.	**Total expenses**	**82 245,500**	**114 583,137**
	Stepnoye		
3.	License number and date of issue, date of expiry of license	License No. 876-EL dated 22.10.2020, expires on 22.10.2026	
4.	Number of blocks as of the beginning of the reporting period	199	
5.	Number of blocks at the end of the reporting period	199	
Information on exploration expenses for the reporting period			
No.	Cost article	Minimal value	Actual value since the beginning of the year
1.	Annual exploration expenses, total:	72 866,660	83 113,564
4.	*including: geophysical work*		*83 113,564*
	other expenses for management and administrative needs		
22.	accounting, scientific research, personnel training and other similar expenses directly related to exploration area operations		19 739,889
23.	subscription bonus	277,800	277,800
24.	payment for the use of land plots (lease payment)	8 707,245	8 707,245
26.	**Total expenses**	**81 851,705**	**111 838,498**
	Akkuduk		
3.	License number and date of issue, date of expiry of license	License No.1178-EL dated 02.02.2021, expires on 02.02.2027	
4.	Number of blocks as of the beginning of the reporting period	199	
5.	Number of blocks at the end of the reporting period	199	
Information on exploration expenses for the reporting period			
No.	Cost article	Minimal value	Actual value since the beginning of the year
1.	Annual exploration expenses, total:	60 722,217	82 008,665
4.	*including: geophysical work*		82 008,665
	other expenses for management and administrative needs		
22.	accounting, scientific research, personnel training and other similar expenses directly related to exploration area operations		17 394,898
23.	subscription bonus	291,700	291,700
24.	payment for the use of land plots (lease payment)	7 981,641	7 967,726
26.	**Total expenses**	**68 995,558**	**107 662,989**
	Norgurbek		
3.	License number and date of issue, date of expiry of license	License No. 1413-EL dated 20.08.2021, expires on 20.08.2027.	
4.	Number of blocks as of the beginning of the reporting period	200	
5.	Number of blocks at the end of the reporting period	200

25

Information on exploration expenses for the reporting period			
No.	Cost article	Minimal value	Actual value since the beginning of the year
1.	Annual exploration expenses, total:	24 405,567	82 575,276
4.	*including: geophysical work*		*82 575,276*
	other expenses for management and administrative needs		
22.	accounting, scientific research, personnel training and other similar expenses directly related to exploration area operations		9 230,742
23.	subscription bonus	291,700	291,700
24.	payment for the use of land plots (lease payment)	3 646,250	3 668,227
26.	**Total expenses**	**28 343,517**	**95 765,945**
	Maysor		
3.	License number and date of issue, date of expiry of license	License No.1471-EL dated October 22, 2021, expires on 22.10.2027	
4.	Number of blocks as of the beginning of the reporting period	200	
5.	Number of blocks at the end of the reporting period	200	
Information on exploration expenses for the reporting period			
No.	Cost article	Minimal value	Actual value since the beginning of the year
1.	Annual exploration expenses, total:	12 202,783	60 954,484
4.	including: geophysical work		*60 954,484*
	other expenses for management and administrative needs		
22.	accounting, scientific research, personnel training and other similar expenses directly related to exploration area operations		6 140,761
23.	subscription bonus	291,700	291,700
24.	payment for the use of land plots (lease payment)	2 165,873	2 205,731
26.	**Total expenses**	**14 660,356**	**69 592,676**
	TOTAL	**276 096,635**	**499 443.245**

12. Intangible assets

	31.12.2021	31.12.2020
Intangible asset	65	0
1C Software	65	

13. Other long-term assets

	31.12.2021	31.12.2020
Future expenses	**253 502**	**0**
Insurance contracts for securing liabilities for liquidation of consequences of subsoil use operations:		
Insurance Contract No. 444-21-21-0000063 dated August 12, 2021	49 064	
Contract No. Z01-6000-0004278651 dated 22.12.2021 (Ekidos)	38 076	
Contract No. Z01-6000-0004278383 dated 22.12.2021 (Stepnoye)	37 885	
Contract No. Z01-6000-0004276928 dated 22.12.2021 (Akkuduk)	43 318	
Contract No. Z01-6000-0004136120 dated 29.11.2021 (Maysor)	42 348	
Contract No. Z01-6000-0004136120 dated 22.12.2021 (Yelemes)	42 811

26

To ensure its obligations to liquidate the consequences of subsoil use the Partnership has concluded an insurance contract.
The object of insurance is the property interest of the subsoil user related to fulfillment of its obligations to liquidate the consequences of subsoil use operations as established by the Code on Subsoil and Subsoil Use.
Insurance as a liquidation security is recognized as deferred expenses.
Deferred expenses are recognized in the statement of financial position at the value of cash paid. In the reporting period, the amount of paid cash is 257,063 thousand tenge. Subsequently, expenses on the basis of the method of regular and on a straight-line basis over reporting periods are attributed to the cost of an exploration asset in the amount of 3,561 thousand tenge.

14. Short-term financial liabilities

	31.12.2021	31.12.2020	Contract duration
Arras Minerals Corp., including	1 869 088	0	
Credit Contract No. 1 dated April 22, 2021	194 252		up to 30.06.2021
Credit Contract No. 2 dated May 19, 2021	207 202		up to 31.07.2021
Credit Contract No. 3 dated June 30, 2021	207 202		up to 31.12.2021
Credit Contract No.4 dated September 24, 2021	207 202		up to 31.12.2021
Credit Contract No.5 dated October 20, 2021	211 518		up to 31.12.2021
Credit Contract No.6 dated October 27, 2021	207 202		up to 31.12.2021
Credit Contract No.7 dated November 30, 2021	211 508		
Credit Contract No.8 dated December 8, 2021	211 497		up to 31.03.2022
Credit Contract No.9 dated December 22, 2021	211 508		up to 31.03.2022

After the reporting date, Arras Minerals Corp. became the sole member of the Partnership.

15. Short-term debt to suppliers and contractors

	31.12.2021	31.12.2020
Short-term trade and other payables	88 728	0
Scientific Center "GEOKEN" LLP	78 960	
Totel Instruments LLP	7 589	
WPK Almaty LLP	1 916	
IE "Alpysbayev Nusipkali Nietalin"	193	
ExLine LLP	34	
IE "Bakenov"	19	
OBIT-telecommunications LLP	17	

16. Employee Benefits

	31.12.2021	31.12.2020
Short-term payroll debt	661	0

17. Other short-term liabilities

	31.12.2021	31.12.2020
Liabilities for taxes and other compulsory and voluntary payments, including	**4204**	
Individual income tax	1 329	
Social tax	1 089	
Liabilities for social security contributions	114	
Liabilities for social health insurance contributions	120	
Liabilities for social health insurance deductions	95	
Liabilities for pension contributions	1 380	
Liabilities to accountable persons	77

27

18. Long-term financial liabilities measured at amortized cost

The Partnership has entered into a number of agreements with related parties to obtain interest-free loans on non-market terms and replenish working capital. The loans were received in currency and the debt was revalued at the reporting date.
As of the reporting period, the present value of indebtedness is 390,754 thousand tenge. The Company applied the prime rate of 9% of the National Bank, and the amortization of the discount amounts to KZT 34,463 thousand.
Loan agreements expire on 30.06.2022; the Company is intended to fulfill its obligations in time.

	31.12.2021	31.12.2020
Long-term payables on loans	**390 754**	**319 761**
Amounts borrowed under the Credit Contracts	425 217	319 761
Amortization of present value discount of:	(34 463)	
Credit Contract No.2 dated December 21, 2020	(14 023)	
Credit Contract No.3 dated February 23, 2021	(7 817)	
Credit Contract without number dated August 20, 2020	(12 623)	

19. Equity

	31.12.2021	31.12.2020
Total equity	**34 863**	**400**
Authorized capital	400	400
Undistributed profit, including:	34 463	0
Operating income/loss	*0*	*0*
Component of amortization of discount	*34 463*	

After the reporting date, the member of the Partnership changed. Arras Minerals Corp. became the sole member of the Partnership.

20. Transactions with related parties

IAS 24 Related Party Disclosures require the disclosure of related party relationships and transactions with related parties and the balances of such transactions, including contractual commitments for future transactions.
A related party is an individual or entity associated with an entity preparing its financial statements (referred to in this standard as a "reporting entity").
During the reporting year, the Partnership received loans from Arras Minerals Corp., which became the sole founder of the Partnership after the reporting date.
An investment agreement was signed with Dostyk LLP, head of which is Irma Nuss, previous director of the Partnership. Nature of the transaction: to conduct operations under the work program for subsoil use.

Dostyk LLP	1 268 563
Investment Agreement No.10 dated August 5, 2021	27 200
Investment Agreement No.11 dated August 25, 2021	102 850
Investment Agreement No.12 dated September 27, 2021	85 000
Investment Agreement No.13 dated October 27, 2021	245 860
Investment agreement No. 14 dated November 19, 2021	109 120
Investment Agreement No.15, dated December 24, 2021	122 360
Investment Agreement No. 3 dated January 28, 2021	5 902
Investment Agreement No. 4 dated February 23, 2021	127 867
Investment Agreement No. 5 dated March 19, 2021	29 000
Investment Agreement No. 6 dated April 23, 2021	35 800
Investment Agreement No. 7 dated May 20, 2021	98 603
Investment Agreement No. 8 dated June 21, 2021	21 200
Investment Agreement No. 9 dated July 29, 2021	96 300

28

Investment Agreement No. 1 dated November 5, 2020	75 000
Investment Agreement No.2 dated December 21, 2020	86 500

21. Financial and contingent liabilities

Lawsuits and claims

The Partnership is not a potential target of various legal proceedings related to business transactions. The Partnership does not believe it is likely that unsatisfied or threatened claims of these types, individually or in in the aggregate, will have a material adverse effect on the Partnership's financial condition or results of operations. The Partnership assesses the likelihood of material liabilities arising from individual circumstances and makes provisions in its financial statements only when it is probable that events giving rise to the liability will occur and the amount of the liability can be reasonably estimated. The Partnership has not made any provision in these financial statements due to the absence of any of the aforementioned events.

Exploration and Development Obligations

The Company has an obligation to develop the fields under its licenses, obligations to liquidate the consequences of subsoil use:

1. License No. 875-EL dated 22.10.2020 for exploration of solid minerals. The size of share in the right is 100%. The term of the license is 6 years. The subsoil area includes 200 blocks.
2. License No. 876-EL dated 22.10.2020 for exploration of solid minerals. The size of the share in the right is 100%. The term of the license is 6 years. The subsoil area includes 199 blocks.
3. License No. 1178-EL dated 02.02.2021 for exploration of solid minerals. The size of share in the right is 100%. The term of the license is 6 years. The subsoil area includes 199 blocks.
4. License No. 1413-EL dated 20.08.2021 for exploration of solid minerals. The size of the share in the right is 100%. The term of the license is 6 years. The subsoil area includes 200 blocks.
5. License No. 1471-EL dated 22.10.2021 for exploration of solid minerals. The size of the share in the right is 100%. The term of the license is 6 years. The subsoil area includes 200 blocks.

Unforeseen tax payments

Provisions of the Tax Code are not always clearly written, and their interpretation depends on the opinion of local tax inspectors and officials of the Ministry of Finance. Sometimes, opinions of local, regional and republican tax authorities are different.

Due to the uncertainties inherent in Kazakhstan's tax system, the potential amount of taxes, penalties and interest may exceed the amount expensed to date and accrued at December 31, 2021. Although such amounts may be accrued and are potentially material, the Partnership's management believes that they are either not probable, not reasonably estimable, or both.

The Partnership believes that it has paid or accrued all taxes required by the Internal Revenue Code.

Environmental protection

Management believes that the Company complies with the requirements of the legislation of the Republic of Kazakhstan regarding environmental matters and, therefore, believes that the Company has no material environmental obligations, other than its obligations to site restoration.

22. Risk Management

There are risks inherent in the Partnership's activities. The Partnership manages risks through an ongoing process of identification, assessment and monitoring, as well as through the setting of risk limits and other internal controls. The risk management process is critical to the Partnership's

29

continued profitability, and each individual employee of the Partnership is responsible for the risks associated with his or her responsibilities.
The Company is exposed to credit risk, liquidity risk and market risk.

Liquidity risk and management of funding sources
Liquidity risk is the risk that the company will be unable to fulfill its payment obligations when they fall due under normal or unforeseen conditions. Management manages assets taking into account liquidity and monitoring future cash flows.

Liquidity is assessed and managed by the Partnership independently, based on the ratio of net liquid assets to liabilities.

Currency risk
Currency risk is the risk of changes in the value of currency in international transactions.
The Partnership is exposed to currency risk through its borrowings denominated in currencies other than the functional currency of the Partnership.
The Company does not use derivative financial instruments to hedge currency risk.

Operational risk
Operational risk is the risk arising from system failure, human error, fraud or external events. When controls stop functioning, operational risks can damage reputation, have legal implications or lead to financial losses. The Partnership cannot assume that all operational risks have been eliminated, but through a system of controls and by monitoring and responding appropriately to potential risks the Company can manage such risks. The control system provides for effective segregation of duties, access rights, approval and reconciliation procedures, staff training.

23. Events after the reporting date
After the reporting date, the member of the Partnership changed. Arras Minerals Corp. became the sole member of the Partnership and provided a repayable financial aid in the amount of 288,862 thousand tenge.
The Partnership received license No. 1555-EL dated January 14, 2022 for exploration of solid minerals.

Barry Timothy Thomas, Director
Aliya Zhumagaliyevna Kuatova, Chief Accountant

30

ЛИЦЕНЗИЯ

09.02.2007 года **0000026**

Выдана	**Товарищество с ограниченной ответственностью «Независимая аудиторская компания «Abzal Audit»** 050000, Республика Казахстан, г.Алматы, Алмалинский район, улица КАЗЫБЕК БИ, дом № 50, 67, 70 БИН: 060140016991 (полное наименование, местонахождение, бизнес-идентификационный номер юридического лица (в том числе иностранного юридического лица), бизнес-идентификационный номер филиала или представительства иностранного юридического лица – в случае отсутствия бизнес-идентификационного номера у юридического лица/полностью фамилия, имя, отчество (в случае наличия), индивидуальный идентификационный номер физического лица)
на занятие	**Аудиторская деятельность** (наименование лицензируемого вида деятельности в соответствии с Законом Республики Казахстан «О разрешениях и уведомлениях»)
Особые условия	(в соответствии со статьей 36 Закона Республики Казахстан «О разрешениях и уведомлениях»)
Примечание	**Неотчуждаемая, класс 1** (отчуждаемость, класс разрешения)
Лицензиар	**Комитет внутреннего государственного аудита. Министерство финансов Республики Казахстан.** (полное наименование лицензиара)
Руководитель (уполномоченное лицо)	- (фамилия, имя, отчество (в случае наличия)
Дата первичной выдачи	
Срок действия лицензии	
Место выдачи	**г.Астана**

Дата перевода в электронный формат: **14.01.2021**

Ф.И.О. подписавшего: **Нажмиденов Берик Тулеутаевич**

31

Утверждено
Приказом Министерства финансов
Республики Казахстан
от «19» марта 2009 года № 115

Республика Казахстан

КВАЛИФИКАЦИОННОЕ СВИДЕТЕЛЬСТВО АУДИТОРА

Решением №3 от 9 сентября 2019 года
Частного Учреждения
«Квалификационная комиссия Союза аудиторов Казахстана по аттестации кандидатов в аудиторы Республики Казахстан»

Присвоена квалификация «АУДИТОР»

Зиядановой Айжан Алтайқызы

Свидетельство № МФ - 0000890

Председатель ***Полтушева Д.Р.***

Қазақстан Республикасының
Қаржы Министрлігінің
2009 ж. «19» наурыз № 115
бұйрығымен бекітілді

Қазақстан Республикасы

АУДИТОРДЫҢ БІЛІКТІЛІК КУӘЛІГІ

«Қазақстанның аудиторлар одағының Қазақстан Республикасының аудиторлығына кандидаттарды аттестаттау жөніндегі Біліктілік комиссиясы» жеке меншік мекемесі
2019 жылғы "9" Қыркүйек № 3 шешімімен

«АУДИТОР» біліктілігі берілді

Зиядановa Айжан Алтайқызына

Куәлік № МФ - 0000890

Төраға ***Полтушева Д.Р.***

32

APPENDIX VI – AUDITED FINANCIAL STATEMENTS OF EKIDOS MINERALS LIMITED LIABILITY PARTNERSHIP FOR THE PERIOD FROM INCORPORATION TO DECEMBER 31, 2020

(See attached)

VI-1

ABZAL AUDIT

LIMITED LIABILITY PARTNERSGIP «Ekidos Minerals»

Financial statements and audit report as of December 31, 2020

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Table of contents

Confirmation from the management of liability for the preparation and approval of the financial statements	3
Auditor's report independent auditor's	4-5
Balance sheet	6-7
Profit and loss account	8-9
Cash flow statement	10-11
Capital statement	12-14
Notes to the financial statements	15-28

2

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Confirmation from the management of liability for the preparation and approval of the financial statements for the year, ended December 31, 2020.

The following declaration, which should be considered in conjunction with the auditors' responsibilities description, contained in the audit report, is made with the purpose to delimit the responsibilities of independent auditors and the management in regard to the financial statements of "Ekidos Minerals " LLP (hereinafter - the "Partnership").

The management is responsible for the preparation of the financial statements, which give a true and fair view of the financial situation of the Partnership as of December 31, 2020, as well as operating results, changes in equity and cash flow over a period from January 01, 2020 to December 31, 2020, in accordance with the International Accounting Standards (hereinafter – "IAS").

In preparation of the financial statements, the management bears responsibility for:

- selection of the appropriate accounting principles and their consistent application;
- application of justified assessments and estimations;
- compliance with the requirements of the legislation of the Republic of Kazakhstan and International Accounting Standards;
- preparation of the financial statements with the admission that the Partnership will continue its operations in the foreseeable future, with the exception of the cases when such admission is unjustified.

In addition, the management bears responsibility for:

- designing, implementation and provision of performance of the effective and reliable internal control system of the Partnership;
- maintenance of the accounting system, which allows at any time and with a sufficient degree of accuracy to prepare the information on the financial condition of the Partnership and ensure the compliance of the financial statements with the requirements of IAS;
- maintenance of the accounting records in accordance with the legislation of the Republic of Kazakhstan;
- adoption of measures for preservation of the assets of the Partnership within the scope of its competence;
- detection and prevention of the instances of fraud, mistakes and other abusive acts.

The management reasonably assumes that the Partnership will continue its operations in the foreseeable future. Therefore, the financial statements of the Partnership are prepared on a going-concern basis.

On behalf of the management of «Ekidos Minerals» LLP:

General Manager I.V. Nuss ____________

Chief Accountant G.B.Kulmanbetova ____________

3

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Тәуелсіз Аудиторлық Компания
"Abzal Audit"

HAK
ABZAL AUDIT

Independent Audit Company
"Abzal Audit"

Қазақстан Республикасы, 050000, Алматы қаласы,
Қазбек Би көшесі, 50, оф. 66,67,68 Тел.: (727) 2614250, 2501348
Факс (727) 2611187. E-mail: abzalaudit@mail.ru

050000, Republic of Kazakhstan, Almaty city,
50, Kazbek Bi str.,off. 66,67,68. Phone: (727) 2614250, 2501348
Fax. (727) 2611187. E-mail: abzalaudit@mail.ru

Auditor's report independent auditors

Party and to the leadership of LLP " Ekidos Minerals "

Opinion

We have audited the financial statements of the limited liability Partnership " Ekidos Minerals " (the "Partnership" or "LLP"), consisting of the balance sheet as at 31 December 2020, the statement of profit and loss, statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements, including a brief overview of the main provisions of accounting policy.

In our opinion, the financial statements reflect reliably in all material respects, the financial position of the Partnership as of December 31, 2020, as well as its financial results and movement of funds for the year ended on that date, in accordance with International financial reporting standards (IFRS).

The basis for expressing an opinion

We conducted our audit in accordance with International standards on auditing (ISA). Our duties in accordance with these standards are described later in the section the liability of the auditor for the audit of the financial statements in our report. We are independent in relation to the Partnership in accordance with the Code of ethics for professional accountants Council for international ethics standards for accountants (the Code Council for international ethics standards for accountants), and we made other ethical responsibilities in accordance with the Code of Council for international ethics standards for accountants. We believe that the obtained audit evidence is sufficient and appropriate to provide a basis for our audit opinion.

Other information included in the Annual report of the Partnership in 2020

Other information includes information included in the Annual report of the Partnership in 2020, with the exception of the financial statements and our auditor's report about her. Responsibility for other information lies with the leadership. We expect to receive the Annual report of the Partnership in 2020 after the date of this audit report.

Our opinion on the financial statements does not cover other information and we offer no conclusion, expressing confidence in any form with respect to this information.

4

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

In connection with the audit of the financial statements our responsibility is to become familiar with the other information and considering whether there are significant inconsistencies between the other information and financial statements or our knowledge obtained during the audit, and did not contain other information various of material misstatement.

Management's responsibility for financial statements

The management is responsible for the preparation and fair presentation of financial statements in accordance with IFRS and the internal control system, necessary in the opinion of the management, to financial reporting, not containing essential distortions owing to unfair actions or mistakes.

In preparing the financial statements management is responsible for the assessment of the ability of the Partnership to continue its operations continuously, for the disclosure of appropriate information related to business continuity, and the preparation of financial statements based on assumptions about the continuity of the activities, except for cases when management intends to liquidate the Partnership, to terminate its activities, or when he has no real alternatives to such actions.

Responsibility of the auditor for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatements due to fraud or error, and to issue an audit report containing our opinion. Reasonable assurance is a high degree of confidence, but is not a guarantee that an audit conducted in accordance with International standards on auditing will always detect material misstatement, if present. Distortion can be the result of fraud or error and are considered material if it can reasonably be assumed that individually or collectively they could influence the economic decisions taken by users based on the financial statements.

Head of audit, the results of which now issued the audit opinion of the independent auditor,- O.B. Makashuly

O.B. Makashuly
Auditor

O.B. Makashuly
General Manager
«IAC «ABZAL AUDIT» LLP

Qualification certificate № 0000215, issued by the Qualification Commission for the certification of auditors of the Republic of Kazakhstan, Protocol № 18 from 18.12.1995 year.

State license for audit activity on the territory of the Republic of Kazakhstan series MFU-2, № 0000026 issued by the Ministry of Finance of the Republic of Kazakhstan dated February 9, 2007

Address: 50 Kazybek Bi str., office 52-54
050000, Almaty, Republic Of Kazakhstan
30 March 2021

5

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Name of the organization: EKIDOS MINERALS LLP
Company profile: Subsoil user
Form of incorporation: Limited Liability Partnership
Financial statement form: nonconsolidated
Average annual number of employees: 10
Business subject: medium
Legal address of the organization: the Republic of Kazakhstan, 050000, Almaty, Panfilov street, 158, office 1

BALANCE SHEET
as of December 31, 2020

thousands tenge

Assets	Notes	Line code	As at the end of reporting period	At the beginning of the reporting period
I. Short-term assets				
Monetary funds and their equivalents	5	010	154 285	0
Financial assets and liabilities available for sale		011		
Derivative financial instruments		012		
Financial assets at fair value through profit and loss		013		
Financial assets held to maturity		014		
Other short-term assets		015		
Short-term trade and other accounts receivable		016		
Current income tax		017		
Reserve		018		
Other short-term assets	6	019	300	0
Short-term assets total (sum of lines from 010 to 019)		**100**	**154 585**	**0**
Assets (or disposal groups) held for sale		101		
II. Long-term assets				
Financial assets and liabilities available for sale		110		
Derivative financial instruments		111		
Financial assets at fair value through profit and loss		112		
Financial assets held to maturity		113		
Other long-term financial assets	7	114	161 500	0
Long-term trade and other accounts receivable		115		
Investments, calculated using the equity method		116		
Investment property		117		
Fixed assets		118		
Biological assets		119		
Exploration and evaluation assets		120	4 076	
Non-material assets		121		
Deffered tax assets		122		
Other long-term assets		123		
Long-term assets total (sum of lines from 110 to 123)		**200**	**165 576**	**0**
Balance (line 100 + line 101 + line 200)			**320 161**	**0**

6

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Liabilities and Equity	Notes	Line code	As at the end of reporting period	At the beginning of the reporting period
III. Short-term liabilities				
Borrowings		210		
Derivative financial instruments		211		
Other short-term financial liabilities		212		
Short-term trade and other accounts payable		213		
Short-term reserve		214		
Current tax liabilities on income tax		215		
Employee benefits		216		
Other shot-term liabilities		217		
Short-term liabilities total (sum of lines from 210 to 217)		**300**	**0**	**0**
Liabilities of the disposal groups held for sale		**301**		
IV. Long-term liabilities				
Long-term financial liabilities measured at amortized the given cost	8	310	319 761	0
Derivative financial instruments		311		
Other long-term financial liabilities		312		
Long-term trade and other accounts payable		313		
Long-term reserve		314		
Deferred tax liabilities		315		
Other long-term liabilities		316		
Long-term liabilities total (sum of lines from 310 to 316)		**400**	**319 761**	**0**
V. Capital				
Charter capital	9	410	400	0
Share premium		411		
Repurchased own equity instruments		412		
Reserve		413		
Undistributed profit (uncovered loss)		414		
Total capital attributable to owners of the parent company (sum of lines from 410 to 414)		**420**	**400**	**0**
Non-controlling interest		**421**		
Total capital (line 420 +/- line 421)		**500**	**400**	**0**
Balance (line 300 + line 301 + line 400 + line 500)			**320 161**	**0**

General Manager I.V. Nuss

Chief Accountant G.B. Kulmandetova

Қазақстан Республикасы Алматы қ. ЖАУАПКЕРШІЛІГІ ШЕКТЕУЛІ СЕРІКТЕСТІГІ Ekidos Minerals (Екидос Минералс) ТОВАРИЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ Республика Казахстан г. Алматы

The attached notes on pages 15-28 are the integral part of the present financial statements.

7

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Name of the organization: EKIDOS MINERALS LLP

PROFIT AND LOSS STATEMENT
as of December 31, 2020

thousand tenge

LINE ITEMS	Notes	Line code	In the accounting period	For the previous period
Revenue		010		
Cost of goods and sales		011		
Total profit (line 010 – line 011)		012	0	0
Distribution costs		013		
Administrative costs		014		
Miscellaneous expenses		015	0	0
Miscellaneous income		016	0	0
Total operating income (loss) (+/- lines from 012 to 016)		20	0	0
Financing income		21		
Financing loss		22		
Organizations share in profits (losses) of associated organizations and joint activities, calculated using the equity method		23		
Other non-operating revenue		24		
Other non-operating losses		25		
Pretax profit (loss) (+/- lines from 020 to 025)		100	0	0
Income tax expense		101		
Profit (loss) after tax from continuing operations (line 100 - line 101)		200	0	0
Profit (loss) after tax from discontinued operations		201		
Profit for the year (line 200 + line 201) assigned to:		300	0	0
the owners of parent organization				
non-controlling interest				
other consolidated returns, total (sum of lines from 410 to 420)		400	0	0
including:				
fixed assets revaluation		410		
Revaluation of financial assets available for sale		411		
Share in other consolidated returns (losses) of associated organizations and joint activities, calculated using the equity method		412		

8

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Actuarial gains and losses on pension obligations	413		
Effect of change in income tax rates on deferred tax of subsidiaries	414		
Cash flow hedge	415		
Exchange difference on investments in foreign entities	416		
Private investments hedge in foreign operations	417		
Other components of other consolidated returns	418		
Correction in case of reclassification of profit (loss)	419		
Tax effect of the components of other consolidated returns	420		
Total consolidated returns (line 300 + line 400)	**500**	**0**	**0**
Total consolidated returns assigned to:			
the owners of parent organization			
non-controlling interest			
Earnings per share:	600		
including:			
Basic earnings per share:			
from continuing operations			
from discontinued operations			
Diluted earnings per share:			
from continuing operations			
from discontinued operations			

General Manager I.V. Nuss

Chief Accountant G.B. Kulmandetova

The attached notes on pages 15-28 are the integral part of the present financial statements.

9

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Name of the organization: EKIDOS MINERALS LLP

CASH FLOW STATEMENT (DIRECT METHOD)
as of December 31, 2020

thousand tenge

LINE ITEMS	Line code	In the accounting period	In the preceding period
I. Cash flow from operating activities			
1. Cash inflow, total (sum of lines from 011 to 016)	**010**	**26**	**0**
including:			
Realization of goods and services	011		
Other revenues	012		
Advances, received from customers and clients	013		
Income from insurance contracts	014		
Remunerations received	015		
Other income	016	26	0
2. Cash outflow, total (sum of lines from 021 to 027)	**020**	**5 511**	**0**
including:			
Payments to suppliers for goods and services	021		
Advances to suppliers of goods and services	022	300	0
remuneration of labor	023		
remuneration payment	024		
Payments under insurance contracts	025		
Income tax and other payments to the tax authorities	026	4 735	0
Other payments	027	476	0
3. Net cash from operating activities (line 010 – line 020)	**030**	**(5 485)**	**0**
II. Cash flow from investment activities			
1. Cash inflow, total (sum of lines from 041to 051)	**040**	**0**	**0**
including:			
sale of fixed assets	041		
Sale of intangible assets	042		
Sale of other long-term assets	043		
sale of equity instruments of other organizations (other than subsidiaries) and participating interests in joint ventures	044		
Sale of debt instruments of other organization	045		
reimbursement for the loss of control over subsidiaries	046		
Sale of other financial assets	047		
Futures and forward contracts, options and swap deals	048		
Dividends received	049		
Remunerations received	050		
Other income	051		
2. Cash outflow, total (sum of lines from 061to 071)	**060**		
including:			

10

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

fixed assets acquisition	061		
purchase of intangible assets	062		
Acquisition of other long-term assets	063		
acquisition of equity instruments of other organizations (other than subsidiaries) and participating interests in joint ventures	064		
Acquisition of debt instruments of other organization	065		
Acquisition of control over subsidiaries	066		
Acquisition of other financial assets	067		
Lending	068		
Futures and forward contracts, options and swap deals	069		
Investments in associates and subsidiaries	070		
Other payments	071		
3. Net cash from investment activities (line 040 – line 060)	**080**		
III. Cash flow from financial activities			
1. Cash inflow, total (sum of lines from 091 to 094)	**090**	319 020	0
including:			
issue of shares and other financial instruments	091		
contracting of loans	092	318 620	0
Remunerations received	093		
Other income	094	400	0
2. Cash outflow, total (sum of lines from 101 to 105)	**100**	161 500	0
including:			
repayment of loans	101	161 500	0
remuneration payment	102		
dividend payout	103		
Payments to the owners on shares of the organization	104		
Other payments	105		
3. Net cash from financing activities (line 090 – line 100)	**110**	157 520	0
4. The influence of currency rates	120	2 250	0
5. Increase +/- decrease of monetary funds (line 030 +/- line 080 +/- line 110)	**130**	154 285	
6. Monetary funds and equivalents at the beginning of the reporting period	140	0	0
7. Monetary funds and equivalents at the end of the reporting period	150	154 285	0

General Manager I.V. Nuss

Chief Accountant G.B. Kulmandetova

The attached notes on pages 15-28 are the integral part of the present financial statements.

11

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Name of the organization: EKIDOS MINERALS LLP

CAPITAL STATEMENT
as of December 31, 2020

thousand tenge

Line items	Line code	Capital of the parent organization					Non-controlling interest	Total capital
		Authorised capital stock (share capital)	Share premium reserve	Repurchased equity instruments	Reserve	Undistributed profits		
Balance as of January 1 of the preceding year	**010**							
Change in accounting policies	011							
Restated balance (line 010+/ line 011)	**100**							
Consolidated returns, total (line 210 + line 220):	**200**							
Profit (loss) for the year	210							
Other consolidated returns, total (sum of lines from 221 to 229):	220							
including:								
Increment from fixed assets revaluation (less tax effect)	221							
Transfer of depreciation from fixed assets revaluation (less tax effect)	222							
Revaluation of financial assets, available for sale (less tax effect)	223							
Share in other consolidated returns (loss) of associated organizations and joint ventures, calculated by the equity method	224							
Actuarial gains and losses from pension liabilities	225							
The effect of change in the income tax rate on the deferred tax of subsidiary organizations	226							
Cash flow hedge (less tax effect)	227							
Foreign exchange difference on investments in foreign organizations	228							
Hedges of the net investments in foreign operations	229							
Transactions with the owners, total (sum of lines from 310 to 318):	**300**							
including:								

12

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Employee benefit with shares	310							
including:								
Employees cost of service								
Issue of shares under the employee benefit with shares scheme								
Tax benefit as for the scheme of employee benefit with shares								
Contributions from woners	311							
Issue of own equity instruments (shares)	312							
Issue of equity instruments, associated with the business combination	313							
Share component of convertible instruments (less tax effect)	314							
Distribution to owners	315							
Other distributions to owners	316							
Other transactions with owners	317							
Changes in minority interest, not leading to the loss of control	318							
Balance as of January 1 of the reporting year (line 100 + line 200 + line 300)	**400**							
Change in accounting policies	401							
Restated balance (line 400+/line 401)	500							
Consolidated returns, total (line 610+ line 620):	**600**							
Profit (loss) for the accounting period	610							
Other consolidated returns, total (sum of lines from 621 to 629):	620							
including:								
Increment from fixed assets revaluation (less tax effect)	621							
Transfer of depreciation from fixed assets revaluation (less tax effect)	622							
Revaluation of financial assets, available for sale (less tax effect)	623							
Share in other consolidated returns (loss) of associated organizations and joint ventures, calculated by the equity method	624							
Actuarial gains and losses from pension liabilities	625							
The effect of change in the income tax rate on the deferred tax of subsidiary	626							

13

Ekidos Minerals LLP
Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

organizations								
Cash flow hedge (less tax effect)	627							
Foreign exchange difference on investments in foreign organizations	628							
Hedges of the net investments in foreign operations	629							
Transactions with the owners, total (sum of lines from 710 to 718)	**700**							
including:								
Employee benefit with shares	710							
including:								
Employees cost of service								
Issue of shares under the employee benefit with shares scheme								
Tax benefit as for the scheme of employee benefit with shares								
Contributions from owners	711	400						**400**
Issue of own equity instruments (shares)	712							
Issue of equity instruments, associated with the business combination	713							
Share component of convertible instruments (less tax effect)	714							
Distribution to owners	715							
Other distributions to owners	716							
Other transactions with owners	717							
Changes in minority interest, not leading to the loss of control	718							
Balance as of December 31, 2020 (line 500 + line 600 + line 700)	**800**	400						400

General Manager I.V. Nuss ____________

Chief Accountant G.B. Kulmandetova ____________

The attached notes on pages 15-28 are the integral part of the present financial statements.

14

Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

1. General provisions

Organizational structure and activities

Present financial statements were prepared according to the International Financial Reporting Standards (IFRS) over the period ended December 31, 2020 in relation of "Ekidos Minerals " Limited Liability Partnership.

Limited Liability Partnership "Ekidos Minerals (Ekidos Minerals)" (hereinafter "LLP") is registered by the Office of Registration of Rights to Real Estate and Legal Entities of the branch of the non-profit joint-stock company "State Corporation" Government for Citizens "in the city of Almaty dated July 01, 2020, BIN 200740000204.
Legal address of the Partnership: Republic of Kazakhstan, Almaty city, Almalinsky district, Panfilov street, 158, apt. 1, postal code 050000.
The partnership has Licenses:

1. No. 875-EL of 10/22/2020. for exploration of solid minerals (license period 6 years).
2. No. 876-EL of 10/22/2020. for exploration of solid minerals (license period 6 years).

The only founder of the Partnership is a citizen of the Republic of Kazakhstan, Irma Vyacheslavovna Nuss, born on May 25, 1978, ID No. 041211339 issued by the Ministry of Internal Affairs of the Republic of Kazakhstan dated February 13, 2017, IIN 780522400625.

The partnership carries out the following activities:

• Activities for conducting geological exploration and research (without research and development);
• Extraction, production, processing, refining, storage, transportation, export and sale of mineral products, concentrates, gold in the form of dore alloys and other valuable products and materials in international markets and at international market prices;
• Design, development, construction, construction, repair and operation of facilities necessary for the implementation of the above activities;
• Carrying out other activities in connection with the exploration and development of mineral resources, including the import and export of equipment, supply of the necessary installations, materials, vehicles and other property.
• Carrying out other activities not prohibited by the legislation of the Republic of Kazakhstan.

Licensed activities are carried out only after obtaining the appropriate licenses.

The persons responsible for carrying on the financial and economic activities of the Partnership for the accounting period were:

Director General: I.V. Nuss
Chief Accountant: G.B. Kulmandetova

Kazakhstan business environment

Activities of the Partnership are exposed to insurance risks, which include economic, political and social risks inherent in business dealing in Kazakhstan. These risks are determined by such factors as government policies, economic conditions, the introduction or modifications of tax

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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

claims and other legal regulations, exchange rate fluctuations and the supportability of contractual rights by legal sanctions.

The financial statements reflect the management's assessment of the influence exerted by the economic and political conditions of Kazakhstan on the activities and financial position of the Partnership. The actual future influence of the operational environment may differ from management's assessment.

2. New accounting interpretations and standards

The following standards and interpretations are compulsory for the Partnership from January 1, 2011:

MSFO (IAS) 1 «Presentation of Financial Statements» (revised version).

MSFO(IAS) 1 in a new version has been issued in September, 2007 and are applicable to annual accounting periods, beginning from January 1, 2009 or later. The revised Standard separates changes in the capital, related to transactions with the owners and other changes in the capital. The statement of changes in the capital should only include the details of transactions with owners, and other changes are reported in one line. In addition, the revised Standard introduces the statement of consolidated returns, which presents all items of income and expense, either in one single statement, or in two linked statements. According to the revised standard, tax effect for each component of other consolidated returns should be disclosed. In addition, if the LLP retrospectively applied the changes to the accounting policy, carried out the revision of the statements or any reclassification, it must submit a statement of financial situation as at the beginning of the earliest comparative period.

MSFO (IFRS) 1 «First Time Application of International Financial Reporting Standards».

The amendments made in December 2008, entered into force for the financial statements, made in accordance with IFRS, firstly prepared for the period beginning July 1, 2009 or later. Essentially, IAS (IFRS) 1 in the new edition is no different from the previous version, however its structure has been changed in order to make it easier for readers and to adapt it to future changes.

MSFO (IAS) 24 «Related parties disclosures».

The amendments to the standard were released in November 2009, the revised standard is effective for annual reporting periods beginning from January 1, 2011 or later. The changes clarify the definition of a related party, simplifies the identification of related parties relationships and eliminates the contradictions in the application of the standard. The revised standard provides a partial exemption from the disclosure requirements for companies related to the state. For such companies, the general requirements for the disclosure of information contained in the MSFO (IAS) 24 shall not be applied. A number of alternative provisions has been added to the standard instead, according to which in the case of such companies the following information should be disclosed:

- the name of the government and the nature of its relationships with the reporting company;
- The nature and amount of individually significant transactions;
- Descriptive or quantitative information on the volume of other transactions that in a body are significant.

This amendment had no impact on the financial position and financial performance of the Partnership after the initial application.

MSFO (IFRS) 7 «Disclosures - Transfers of Financial Assets», issued in October 2010 and effective for the annual periods, beginning from July 1, 2011 or later. The changes include several qualifying requirements to the disclosure of information on financial instruments. This amendment only leads to changes in the disclosures, and will have no impact on the financial results of the LLP.

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16

Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

MSFO (IFRS) 7 «Financial instruments: the disclosure of information».

The amendment clarifies certain disclosure requirements, in particular:

- A special emphasis has been made on linking quantitative and qualitative information, relating to the nature and extent of financial risks,

- Removed the requirement to disclose the book value of financial assets, terms on which have been renegotiated, and which would otherwise be considered as past due or impaired,

- The requirement to disclose the fair value of the bid security is replaced by a more general requirement to disclose its financial impact,

- Clarifies that an entity should disclose the amount of security, which is under penalty as on the reporting date, and not the amount of security provided to the entity in the accounting period.

MSFO (IAS) 34 «Interim financial statements».

This change provides additional examples of significant facts of economic activities and transactions that necessitate the disclosure in the interim condensed financial statements, including the transfers between the levels of fair value hierarchy, changes in classification of financial assets or business conditions or economic conditions affecting the fair value of financial instruments of the Partnership.

Interpretation of IFRIC 13 «Customer Loyalty Programs».

The interpretation of IFRC 13 has been issued in June 2007 and entered into force for the reporting periods, beginning from July 1, 2008 and later. According to this interpretation, the rewards units for customer loyalty should be recognized as a separate component of the transaction of sale of goods or services, as a result of which they have been granted and therefore a part of the fair value of the reward earned is allocated to the reward units and recognized as a deferred revenue until the reward units are used.

This interpretation has no impact on the financial statements of the Partnership, since such programs are not currently performed.

The list of new standards not adopted by the Company pre-term:

MSFO (IFRS) 9 «Financial instruments: classification and measurement».

IFRS (IFRS) 9 issued on the results of the first phase of the project of IASB on the replacement of MSFO (IAS) 39, is applied to the classification and measurement of financial assets, as they are defined in MSFO (IAS) 39. The standard is effective for annual reporting periods beginning from January 1, 2013 or later. In the subsequent phases, IASB will consider the classification and measurement of financial liabilities, hedge accounting and derecognition.

Currently, the Partnership apprises what impact will the standard exert on its financial statements.

MSFO (IFRS) 13 «Fair value measurement».

These changes issued in May 2011 and effective for annual reporting periods beginning from Janury 1, 2013 or later with earlier application permitted. IFRS aims to improve the comparability and quality of the fair value disclosure, as it requires an integrated for IFRS definition of the fair value, disclosure requirements and sources of fair value measurement.

Currently, the Partnership apprises what impact will the standard exert on its financial statements.

MSFO (IAS) 27 «Separate Financial Statement».

The amendment to MSFO (IAS) 27 issued in May 2011, applied from January 1, 2013 or later with earlier application permitted. It contains the requirements for the records and disclosures of investments in affiliated LLPs, joint ventures and associated companies when the company draws up a separate financial statements.

The application of these amendments will have no impact on the financial statements of the Partnership.

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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

MSFO (IAS) 28 «Investment records in associated companies».

The amendment to IAS 28, issued in May 2011, applied from January 1, 2013 or later, with earlier application permitted. It prescribes the accounting procedures for investments in associated companies and includes the requirement for use of the equity method applicable to investments in associated companies and joint ventures.

The application of these amendments will have no impact on the financial statements of the Partnership.

3. Principal policies of financial statements preparation

Declaration of conformity

The present financial statements have been prepared in accordance with the requirements of the International Financial Reporting Standards ("MSFO", "IFRS") and the list of forms of the annual financial statements for the public interest entities, approved by the Order of the Minister of Finance of the Republic of Kazakhstan dated August 20, 2010No. 422.

Basis of appraisal

The present financial statements have been prepared on the basis of historical (initial) cost.

Ongoing concern

When preparing the financial statements in accordance with IFRS, the management estimates the ability of the Partnership to continue its operations in the foreseeable future. The financial statements are prepared on the basis of an going concern, unless the management has neither the intention nor the necessity to eliminate or significantly reduce the range of activity of LLP.

When the management in the process of forming an opinion is aware of the events that may cast significant doubt upon the ability of LLP to operate in the future, these events are disclosed in the financial statements.

These financial statements are prepared in accordance with IFRS on an going concern basis, which assumes that the LLP will continue its activity in the long run and there is no confirmation that the LLP will be liquidated.

Taxes

LLP is subject to taxation in accordance with the applicable laws of the Republic of Kazakhstan. Taxes and financial risks, recognized in the financial statements, reflect the best results expectations of LLP on the basis of facts known at the reporting date. The difference between the predictive valuation for taxes and the final assessment of taxes is recorded in the income statement for the period in which they have occurred, if it have not been expected otherwise.
Taxes include current income taxes and other taxes, set by the tax legislation of the Republic of Kazakhstan in power. Actual or withheld taxes and tax adjustments relating to the previous years are also included. Income tax is recognized in the income statement, except when it relates to items directly lapsing into the capital, and in this case, recognized in capital.

Accruals concept

When preparing the financial statements, except for the cash flow information, LLP uses an accruals concept. According to the accrual concept, the transactions and events are recognized when they have occurred, they are registered in the accounting records and reported in the financial statements of the periods to which they relate, namely:

- Revenues are recognized in the income statement when they are earned, or there is an increment in future economic benefits associated with the increase of assets;

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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

- Expenses and losses are recognized in the income statement when they are incurred, or there is a decrease in future economic benefits associated with the attrition of assets.

Functional and presentation currency

The national currency of the Republic of Kazakhstan is the Kazakhstan Tenge (hereinafter "tenge"), this very currency functional for the Partnership, and the present financial statements are reported using it. All financial information is presented in tenge (unless otherwise specified), and are rounded off to the nearest thousand.

4. Principal provisions of the accounting policy

Definition of financial resources and their equivalents

Financial resources and their equivalents include cash in hand, holdings in bank accounts and term deposits with an original maturity up to three months. If the financial resources and their equivalents are limited in use, they are properly disclosed in the notes to the financial statements.

In accordance with MSBU 7 «Cash flow statements» information on changes financial resources and their equivalents of the company is disclosed through cash flow statements, which classifies cash inflows and outflows for the period, receivable as a result of operational, investment and financial activities.

The information contained in the cash flow statements is sufficient to draw conclusion on the following:

- what happened to the financial resources of the organization during the reporting period;
- Through which activities or other sources of funding the organization is able in a greater degree to generate cash flows and through which - in a lesser;
- For what purposes does the organization allocate the generated funds, is the volume of these allocations sufficient to invest in its owned assets (real estate, buildings and equipment) with the purpose of expanding and optimizing its performance (improving its profitability) or does the organization allocate funds to maintain its functioning;
- Does the organization have available cash, through which it invests in other companies by the acquisition of equity or debt instruments of these organizations;
- Does the organization distributes profits to its shareholders in monetary form;
- To which extent does the nonmonetary transactions, such as amortization, barter transactions, unrealized profit loss, caused by the change in the exchange rate, exert influence on the rate of return of the organization and etc.

Recognition and valuation of the accounts receivable

The account receivable of the Partnership are the obligations of legal entities and individuals owed to the Company, expressed in monetary terms.

Bills receivable are the amount of receivables from customers for the realized goods and services, which are evidenced in invoices, acts and other documents and are recognized not sooner than the associated earned income. Advances received from the customers are classified as current liabilities and are not included in accounts receivable.

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19

Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Goods and services paid for in advance are the amounts payable by contractors to the Company for the supply of goods and services paid for in advance. Accounts receivable for goods and services paid for in advance are closed to the appropriate accounts of material assets or as expenses in that reporting period in which the goods or services will be received.

On the subsequent valuation of such accounts receivable, the amount of outstanding obligations of contractors to the Company is fully classified as losses of the reporting period in which the account receivables are recognized as hopeless.

Recognition and valuation of inventories

The inventories of the Partnership are the current assets held for sale in the ordinary course of business; being in the process of production for such sale; or available in the form of raw materials for use in the production process and in other activities of the LLP.

The inventories are initially recognized according to the purchase cost, which includes the purchase price, import duties and other non-refundable taxes, as well as the costs of shipping, handling and other directly relating to the acquisition of inventories.

To estimate the cost of inventories, the weighted average cost method is used, in accordance to which the value of each object of inventories is determined on the basis of the average weighted cost of similar items at the beginning of the period and the cost of similar items purchased or produced during the period. The average is calculated periodically upon receipt of each additional delivery.

The subsequent valuation of inventories is carried out in accordance with MSBU (IAS) 2 "Inventories", pursuant to which the inventories are recognized at the lowest value of self-cost and net realizable value, less the estimated costs of modification, assembly and realization. The amount of the write-down of inventory values to net realizable value and all losses of inventories are recognized as expenses in the period when the write-down or loss occurred. The value of any reverse additional charge of inventories, caused by an increment in net realizable value, is recognized as a reduction of previously recognized expenses during the period when the reverse additional charge is carried out.

Inventories write-off to the net realization value is exercised article by article.

If the net realization value of an inventory item is below the value calculated above, then the impairment allowance is set.

Recognition and valuation of fixed assets

Assets accounting is carried out in accordance with MSBU (IAS) 15 "Fixed assets", pursuant to which the object is recognized as the fixed asset when: it is fair to say that the LLP will receive the assets-relating future economic benefits and the purchase costs of the asset can be measured reliably.

Initially, fixed assets are valued at purchase cost, which includes the purchase price, import taxes and other non-refundable taxes, as well as transportation costs and any direct costs of bringing the asset to a working condition for its intended use.

Subsequent expenses relating to the item of fixed assets which has already been recognized, increase its book value when the LLP is more likely to receive the future economic benefits exceeding the originally calculated standard of performance of the existing asset. All other subsequent expenditures are recognized as the expenses of the period in which they have been incurred.

After the initial recognition as an asset, an item of fixed assets is recognized at the initial cost less the amortization and any losses from depreciation, accumulated afterwards.

When calculating the amortization of fixed assets, the straight-line method is applied with the use of useful lifetime, approved by the chief executive officer at the beginning of the year.

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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

The useful lifetime of fixed assets is determined considering the assumed profitability of the asset for LLP and may be shorter than its useful economic life. The useful economic life of fixed assets is determined by the valuation way on the basis of experience with similar assets. Amortized cost is calculated by subtracting the residual value, which by all fixed assets is zero. The depreciation charges for the period are recognized as the expenses for the reporting period.

The object of the fixed assets is wrote-off from the account at its disposal, or in the case when the direction of the Partnership decides to discontinue the use of the asset and from its disposal further economic benefits are not expected. Profit and loss from the disposal or write-off of the assets are determined as the difference between the net in payments from the disposal and the book value of the asset and are recognized in the profit and loss statement of the reporting period.

Recognition and valuation of non-material assets

Accounting of non-material assets is carried out in accordance with MSBU (IAS) 38 «Non-material assets».

Non-material assets acquired separately or as a result of consolidation are recognized when they are identifiable and can be accurately valuated. Non-material assets are considered identifiable, if they come from contractual or other rights, or if they are divisible, i.e. they can be sold separately or together with other assets.

Non-material assets include non-material assets with definite and indefinite useful life.

Non-material assets with definite useful life are those where the useful life comes from contractual rights, other rights, or because of the expected obsolescence. They are depreciated faster than their estimated or contractual life. They include, primarily, information management systems, patents and operation rights (i.e. exclusive rights for the sale or delivery of goods). Non-material assets with definite useful life are depreciated using straight-line method at zero depreciation value: the information management system over a period of three to five years, and other assets - over a period of five to twenty years. Amortization period and the method of amortization are reexamined annually, taking into account the risk of obsolescence.

Non-material assets with indefinite useful life are those that have no predictable limitation to their useful life, since they originate from contractual or other legal tights, which can be renovated without significant losses and which are the subject to continuous marketing support. They are not depreciated, but annually, or even more frequently, tested for impairment. Non-material assets include certain trademarks, tradenames and intellectual property right.

Accounts payable and other liabilities

Liabilities of the Partnership are recognized on the basis of terms of contracts, agreements and statutory requirements and recorded at the settlement value. Actual liabilities are classified as current short-term and long-term.

Liabilities are called short-term if their repayment is expected within one year or within the current cash cycle, depending on which is more long-lasting. All other liabilities are classified as long-term.

Accounts payable and other liabilities are recognized at the settlement value, which appears to be an amount of monetary funds, expected to be paid for the repayment of these liabilities.

Accounts payable is formed at the moment of creation of obligations of the LLP to legal entities and individuals (including its employees).

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21

Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Recognition and valuation of reserves

Reserves are the liabilities of indefinite term or amount arising from the risks, related to restructurisation, environment, legal arguments, etc. They are recognized if there is a legal or assumed liabilities arising from past events, and when the cash outflow in the future can be reliably estimated.

Liabilities arising from the restructuring plans are recognized when the official detailed plans are defined and when it is expected that these plans will be realized, or will be starting to realize, or the main objective of the plans will be announced.

Liabilities on the legal arguments reflect the best estimation, prepared by the management on the basis of known facts at the balance sheet date.

Employee benefit

Wages to employees are calculated in accordance with the stated salary (staff list) on the pay by the hour basis.

Executive compensations consist of their position salary.

Recognition and valuation of estimated liabilities

If the partnership has a current liability, arising from the past events, which will in future lead to retirement of economic resources, the amount of which up to a certain time is determined by the appraisal way, the LLP recognizes the reserves in accordance with MSBU (IAS) 37 "Estimated liabilities, contingent liabilities and contingent assets"

Reserves are reconsidered and corrected at every reporting date to reflect the best current estimate. Reserve is used only for expenditures, for which the reserve has been originally recognized.

Income tax accounting, including deferred tax

Income tax accounting is carried out in accordance with MSBU (IAS) 12 "Income taxes", which states that the assessable profit (loss) is determined in compliance with the tax legislation and regulations, set forth by the tax authorities.

The amount of current taxes payable is determined by applying the rate of corporate tax to the assessable profit, set at the balance sheet date, with the recognition of deferred tax asset or liability for temporary differences.

The deferred tax represents the tax assets or income tax liabilities and is recorded using the balance method of liabilities recognition relating to temporary differences between the tax accounting data and the data included into the financial statements as well as corresponding tax accounting data, used for the calculation of the assessable profit.

The book value of the deferred assets is reviewed at each date and reduced so as far as there is no possibility of gaining from the realization of tax assets, sufficient for full or partial restitution of the asset.

Revenue recognition from the realization of goods and services

The accounting of revenue from the realization of good and services in conducted in accordance with MSBU (IAS) 18 "Revenue", which states that the revenue should be valuated at the fair value of received or expected consideration. The amount of revenue, arising from the operation is determined by an agreement between the Company and the buyer or user of the asset

The revenue is recognized when there is a gaining possibility for LLP, associated with the transaction and there is a possibility to reliably valuate the level of income.

The revenue includes both operating and non-operating revenues.

The operating revenue arises during the normal activity of LLP and includes sales.

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ALMATY, 2021
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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Non-operating revenue represents other items that comply with the definition of revenue and may or may not arise during the normal activity of LLP.

In the profit and loss statement non-operating revenue is reported separately, as the information on its amount is useful for making economic decisions.

Service revenue is recognized: when the amount of revenue can be reliably valuated; there is a possibility of gains; completion stage of the transaction as on the reporting date can be reliably determined; expenses for conducting the transaction and expenses, necessary for its completion can be reliably determined. When the result of the transaction, involving the rendering of services, cannot be reliably valuated, the revenue is recognized only in the amount of reimbursables.

The revenue from the usage of assets by third parties is recognized when the amount of revenue can be reliably valuated and there is a possibility of gains.

In case of uncertainty regarding the cash inflow, included into the revenue, the open amount or the amount, the likelihood of which has ceased to exist, it is recognized as an expense of the reporting, and not as an adjustment to the originally recognized revenue amount.

Recognition of expenses
Expenses take the form of an outflow or attrition of assets, such as monetary funds, resources, fixed assets, etc.

By the type of activity the following classification of expenses has been adopted:
- expenses on contractual activity;
- expenses on non-contractual activity.

By the designation method, expenses are classified as follows:
- Cost of goods sold;
- General and administrative costs;
- Distribution costs;
- Miscellaneous costs (expenses);
- Financial costs;
- Losses from the participation interest;
- Corporate income tax.

Cost of products sold and services rendered

The expenses, directly relating to product release, rendering of services, execution of work, which were reported as income in the reporting period are included into the manufacturing cost:
- wages of the employees directly involved in the manufacturing of goods and rendering of services:
- benefits to the employees, as provided for in the legislation;
- bonuses, including end-year remunerations;
- deductions from the wages of employees involved in manufacturing;
- amortization of the fixed assets involved in the manufacturing of goods, execution of work and rendering of services;
- loss from the impairment of assets, directly involved in the manufacturing of goods;
- amortization of non-material assets involved in the manufacturing of goods, execution of work and rendering of services;
- expenses related to servicing and maintenance of the fixed assets, directly involved in the process of production;
- costs of raw materials, fuel, energy, used in the process of production;
- utility's costs;
- travel expenses of the manufacturing personnel;
- rental costs of production and non-material assets;
- expenses, incurred by production faults;

IAC «ABZAL AUDIT» LLP
ALMATY, 2021
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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year. ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

- expenses on guaranteeing the execution of sanitation standards, workplace engineering and accident prevention;
- insurance expenses of manufacturing personnel and production assets;
- production services of third parties;
- other expenses, including professional development, communication services and other expenses, directly relating to the manufacturing.

In the course of normal functioning of LLP, additional expenses are incurred, which are not related to the cost of goods sold, but lead to a decrease in gains in the reporting period. these expenses include:

General and administrative costs

- wages of administrative and managerial staff:
- benefits to the employees, as provided for in the legislation;
- social benefits;
- bonuses, including end-year remunerations;
- other similar payments;
- deductions from the wages of administrative and managerial staff;
- amortization of the fixed and non-material assets, not involved in the manufacturing of goods, execution of work and rendering of services;
- loss from the impairment of assets;
- servicing and maintenance of the fixed and non-material assets;
- cost of materials, office supplies and printing services;
- communication services;
- utility's costs;
- travel expenses;
- representational expenses;
- professional development;
- other expenses relating to administrative and managerial staff;
- insurance expenses of administrative and managerial staff;
- consulting (auditing) and information services;
- legal services;
- rental costs;
- banking services;
- charges, duties and taxes;
- legal fees;
- judgment (acknowledged) fines;
- costs on the accumulation of reserves for doubtful debt;

Distribution costs:

- wages of the employees involved in sales:
- benefits to the employees, as provided for in the legislation;
- social benefits and compensatory payments;
- deductions from the wages of employees;
- bonuses, including end-year remunerations;
- travel expenses;
- amortization expenses and maintenance costs of the fixed assets, involved in realization of stocks;
- loss from the impairment of assets;
- utility's costs;
- expenses on loading, transportation and storage;
- expenses of the export terminal;
- advertising and marketing;
- rail hardstanding area rent;

IAC «ABZAL AUDIT» LLP
ALMATY, 2021
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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

- realization services of third parties;
- other expenses, including professional development, communication services and other expenses, directly relating to sales.

Other expenses

- foreign exchange loss;
- retirement of fixed and non-material assets;
- retirement of financial investments;
- other expenses.

Financing expenses include the expenses on remuneration payment under the loans. All financing expenses related to loans are recognized in the period when they have been incurred and are classified as current expenses.

Total expenses on the income tax in the current period are determined based on taxable profit for the year.

Cost accounting of corporate subsurface users

Description of a process of financial accounting with respect to exploration for and evaluation of mineral resources.
The limited liability partnership must apply IFRS 6, when it accounts expenses incurred by it connected with exploration and evaluation before commercial discovery and feasibility of a project. Assets connected with exploration and evaluation shall be measured at prime cost.
Elements of prime cost of assets connected with exploration and evaluation
The limited liability partnership must recognize all the expenses as assets connected with exploration and evaluation. The limited liability partnership does not carry out any other activities and all the expenditures are intended for exploration for and evaluation of mineral resources under a contract.
Following are expenses, which are included into an original measurement of assets connected with exploration and evaluation (the list is not exhaustive):

- administrative expenses
- acquisition of rights to carry out prospecting works;
- topographic, geological, geochemical and geophysical surveys;
- prospecting and exploratory drilling;
- assay and sample taking; and
  activities related to assessment of technical feasibility and commercial feasibility of mining operations.
- miscellaneous expenses incurred by the enterprise for production purposes.

In compliance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*, enterprise shall recognize any liabilities to remove fixed assets and to restore natural resources in a relevant territory that arose during a certain period due to conduct of exploration for and evaluation of mineral reserves.
After assets connected with exploration and evaluation are recognized, the enterprise shall apply cost method to them.

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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

5. Monetary funds and equivalents

The amount of monetary funds and equivalents includes:

thousand tenge

Item name	As of December 31, 2020	As of December 31, 2019
Cash in current bank accounts	154 285	0
Cash on deposit bank accounts	0	0
Other cash	0	0
Total	**154 285**	**0**

6. Other short-term assets

thousand tenge

Item name	As of December 31, 2020	As of December 31, 2019
Short-term advances issued (Environmental Center-PV LLP)	300	0
Total	**300**	**0**

7. Other long-term financial assets

thousand tenge

Item	As of December 31, 2020	As of December 31, 2019
Provision of a loan in accordance with the Investment Agreement No. 1 dated November 05, 2020.	75 000	0
Provision of a loan in accordance with Investment Agreement No. 2 dated December 21, 2020.	86 500	0
Total	**161 500**	**0**

8. Long-term financial liabilities measured at amortized cost thousand tenge

Item	As of December 31, 2020	As of December 31, 2019
SILVER BULL RESOURCES INC:		
Without an agreement	21	-
Credit Agreement No. 2 dated December 21, 2020	168 284	-
Loan agreement w / n dated August 20, 2020	151 456	-
Total	**319 761**	-

9. Equity capital

thousand tenge

Item	As of December 31, 2020	As of December 31, 2019
Chartered capital	400	0
Total equity capital	**400**	**0**

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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

10. Financial and contingent liabilities

The Partnership didn't have any financial and contingent liabilities in the current period.

Litigation and claims

The Partnership is not a subject to potential proceedings, related to business operations. The LLP does not believe that pending or minacious proceeding of this kind, collectively and discretely, will have any negative impact on the financial conditions of the LLP or the results of its activities.

The LLP estimates the likelihood of material obligations arising from individual circumstances, and creates reserve in its financial statements only when it is probable that the events giving rise to the obligation will likely occur and the amount of the obligation can be estimated with reasonable certainty. The LLP has not created any reserve in the present financial statements due to the absence of any abovementioned events.

Unforeseen tax payments

Provisions of the Tax Code are not always clearly formulated and their interpretation depends on the opinion of tax inspectors of the local level and the officials of the Ministry of Finance. Instances of discordance of opinions between local, regional and national tax authorities are not uncommon. Due to the uncertainties inherent in Kazakhstan's tax system, the potential amount of taxes, penalties and fines may exceed the amount classified as expenses to the present date and accrued as on December 31, 2020.

Nevertheless, management of the Partnership assumes that such taxes, penalties and fines are either unlikely or cannot be measured, or both.

The LLP believes that it had paid all the taxes, set by the Tax Code.

11. Risk management

The activities of the LLP are subject to credit, liquidity, market and operating risks. The LLP carries out risk management by ongoing identification, estimation and monitoring, as well as by setting the risk limits and other measures of internal control. Risk management is critical for maintaining the stable profitability of the LLP and each employee bears responsibilities for the risks related to his or her duties.

Independent risk control process does not include business risks, for example changes in the economic environment or technology. Such risks are controlled by the LLP in the process of the strategic planning.

Risk management structure

The management of the LLP bears responsibility for risk management and risk control.

Liquidity risk and source of financing management

Liquidity risk is the risk that the LLP won't be able to fulfill its obligations under cash payments upon maturing in the regular or unforeseen course of business. The management of the LLP carries out asset management considering liquidity and future monetary flows.

Liquidity is measured and managed by the Company, primarily on a standalone basis, based on the ratio of net liquid assets and liabilities.

Exchange risk

Exchange risk is the risk of currency value change in the international transactions. The LLP doesn't hedge the accounts payable and accounts receivable, since the management supposes that the exchange risk is negligible.

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ALMATY, 2021
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Ekidos Minerals LLP
Notes to Financial statements and audit report for the year, ended December 31, 2020
(all figures are in thousands tenge, if otherwise is not mentioned)

Operating risk

Operating risk arises from the systemic failure, personnel errors, fraud or external events. When the internal control system stops functioning, operating risks can injure the reputation, incur legal effects or lead to financial losses. The LLP cannot suggest that all operating risks are eliminated, but through the control system and by monitoring and appropriate responding to potential risks, the LLP can manage such risks. The internal control system includes the effective segregation of duties, access rights, approval and reconciliation procedures, staff training as well as valuation procedures, including the internal audit.

12. Events after accounting date

By the time of drawing up the financial statements the Partnership had not any events requiring the financial statements adjustment.

General Manager I.V. Nuss ________

Chief Accountant G.B.Kulmanbetova ________

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APPENDIX VII – CHARTER OF THE AUDIT COMMITTEE

(See attached)

VII-1

ARRAS MINERALS CORP.

AUDIT COMMITTEE CHARTER

Effective Date: December 7, 2021

1.	Purpose and Scope

The Audit Committee (the “Committee”) Of Arras Minerals Corp. (the “Company”) is a committee of the Board of Directors (the “Board”). As delegated by the Board, the Committee shall attend to the responsibilities set out in this Charter.

2.	Membership

Number of Members

The Committee shall be composed of two or more members of the Board.

Audit Committees Commitment Limit

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and discloses such determination in the Company’s management proxy circular.

Independence of Members

Each member of the Committee shall be independent within the meaning of the provisions of National Instrument 52-110 – Audit Committees, as may be amended or replaced from time to time.

Term of Members

The members of the Committee shall be appointed annually by the Board, provided that if the composition of the Committee is not so determined, each director who was then serving as a member of the Committee shall continue as a member of the Committee until their successor is appointed. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

Committee Chair

At the time of the annual appointment of the members of the Committee, the Board may appoint a Chair of the Committee. If a Committee Chair is not appointed by the Board, the members of the Committee shall designate a Committee Chair by majority vote of the full Committee membership, provided that if the designation of the Committee Chair is not made, then the director who was then serving as Committee Chair shall continue as Committee Chair until their successor is appointed. Notwithstanding any of the foregoing, the Committee Chair must be a member of the Committee.

In the absence of the Committee Chair at a meeting of the Committee, the members of the Committee present may appoint a chair from their number for such meeting.

1

Financial Literacy of Members

At the time of their appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.	Meetings

Frequency of Meetings

The Committee shall meet as often as the Committee considers appropriate to fulfill its responsibilities, but in any event at least once per fiscal quarter.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Committee Chair, any member of the Committee, the Company’s external auditors, the Chair of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Committee by notifying the Company’s Corporate Secretary who will notify the members of the Committee.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Committee Chair may report orally to the Board on any matter in their view requiring the immediate attention of the Board.

Attendance of Non-Members

The Company’s external auditors are entitled to receive notice of, to attend and be heard at each Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

At least once per year, the Committee shall meet with management to discuss any matters that the Committee or such individuals consider appropriate.

Meetings Without Management and Executive Sessions

As part of each meeting of the Committee, the Committee shall hold an in camera session, at which management and non-independent directors of the Board are not present, and the agenda for each Committee meeting will afford an opportunity for such a session.

The Committee shall also periodically meet separately, at unscheduled or regularly scheduled meetings or portions of meetings, in executive session or otherwise with each of the Company’s external auditor and management, as the Committee deems appropriate.

2

Access to Management and Books and Records

The Committee shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company’s management and employees and the books and records of the Company.

4.	Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the functions and responsibilities required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) or as the Board otherwise deems necessary or appropriate.

Financial Reports

(a)	General

The Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The Company’s external auditors are responsible for auditing the Company’s annual financial statements and for reviewing the Company’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports

The Committee shall review the annual audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and financial performance (“MD&A”). After completing its review, if advisable, the Committee shall approve and recommend the annual financial statements and the related MD&A for Board approval.

(c)	Review of Interim Financial Reports

The Committee shall review the interim financial statements of the Company, the auditors’ review report thereon, if any, and the related MD&A. After completing its review, if advisable, the Committee shall approve and recommend the interim financial statements and the related MD&A for Board approval.

(d)	Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;
(ii)	review the disclosures in the financial statements;
(iii)	review the audit report or review report, if any, prepared by the external auditors;

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(iv)	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the Company’s financial statements;
(v)	regularly review the Company’s critical accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;
(vi)	consider the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
(vii)	review management’s process for formulating sensitive accounting estimates and the reasonableness of these estimates;
(viii)	review significant recorded and unrecorded audit adjustments;
(ix)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under applicable generally accepted accounting principles (“GAAP”);
(x)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;
(xi)	inquire at least annually of both the Company’s management, accounting group and the Company’s auditors as to whether either has any concerns relative to the quality or aggressiveness of management’s accounting policies;
(xii)	review with the auditors alternative accounting treatments that have been discussed with management;
(xiii)	review with management any significant changes in GAAP, as well as emerging accounting and auditing issues, and their potential effects;
(xiv)	review with management matters that may have a material effect on the financial statements;
(xv)	review management’s report on the effectiveness of internal controls over financial reporting;
(xvi)	review the factors identified by management as factors that may affect future financial results;
(xvii)	review results of the Company’s audit committee whistleblower hotline program; and
(xviii)	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Committee under accounting policies, auditing standards or Applicable Requirements.

4

(e)	Other Financial Disclosures

The Committee is responsible for reviewing financial disclosure in a prospectus or other securities offering document of the Company, as well as press releases disclosing, or based upon, financial results of the Company and any other publicly disseminated material financial disclosure, including, in accordance with the Company’s Disclosure Policy, material financial outlook (e.g., earnings guidance) and forward-oriented financial information (e.g., forecasted financial statements) provided to analysts, rating agencies or otherwise publicly disseminated, and material non-GAAP financial measures.

The Committee is responsible for ensuring that satisfactory procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assessing those procedures.

External Auditors

(a)	General

The Committee shall be directly responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work. When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by applicable legal requirements and the planned steps for an orderly transition.

(b)	Nomination and Compensation

The Committee shall review and, if advisable, recommend for Board approval the Company’s external auditors to be nominated and shall approve the compensation of such external auditor. The Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c)	Resolution of Disagreements

The Committee shall assess the effectiveness of the working relationship of the Company’s external auditors with management and resolve any disagreements between management and the external auditors as to financial reporting matters brought to its attention.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations with the Company’s auditors, whether or not there is to be a change of auditors, and receive and review all reports prepared by the auditors.

(d)	Discussions with Auditors

At least annually, the Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Committee.

(e)	Audit Plan

At least annually, the Committee shall review a summary of the auditors’ annual audit plan. The Committee shall consider and review with the auditors any material changes to the scope of the plan.

5

(f)	Quarterly Review Report

The Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g)	Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Committee shall take appropriate action to oversee the independence of the auditors.

(h)	Evaluation of Lead Partner

At least annually, the Committee shall review the qualifications and performance of the lead partner(s) of the auditors.

(i)	Requirement for Pre-Approval of Non-Audit Services

The Committee shall approve in advance any and all audit services and permissible non-audit services to be performed by the auditors for the Company or its subsidiary entities that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures, and adopt and implement policies for such pre-approval. The Committee shall consider the impact of such service and fees on the independence of the auditor. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any member of the Committee to whom this authority has been delegated must be presented to the full Committee at its next scheduled Committee meeting.

(j)	Approval of Hiring Policies

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k)	Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Compensation Committee, as appropriate.

Internal Controls

(a)	General

The Committee shall review the Company’s system of internal controls.

(b)	Establishment, Review and Approval

The Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the auditors:

6

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;
(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;
(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;
(iv)	the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and
(v)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Risk Management

The Committee shall be responsible for overseeing management’s identification and assessment of the principal risks to the operations of the Company and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to holders of securities of the Company and to the long-term viability of the Company. In this regard, the Committee shall require management to report on a quarterly basis to the Committee, and the Committee shall review such reports provided by management, on the risks inherent in the business of the Company (including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and disaster recovery plans), the appropriate degree of risk mitigation and risk control, overall compliance with and the effectiveness of the Company’s risk management policies, and residual risks remaining after implementation of risk controls. The Committee shall report to the Board on a quarterly basis, with respect to the principal risks faced by the Company and the steps implemented by management to manage these risks.

Compliance with Legal and Regulatory Requirements

The Committee shall review reports from the Company’s Corporate Secretary and other management members on: (a) legal or compliance matters that may have a material impact on the Company; (b) the effectiveness of the Company’s compliance policies; and (c) any material communications received from regulators. The Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

7

Whistleblower Procedures

The Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Any such complaints or concerns that are received shall be reviewed by the Committee and, if the Committee determines that the matter requires further investigation, it will direct the Chair of the Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Committee deems appropriate.

5.	Conflicts of Interest

The Committee shall review the Company’s policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board of the Company or any significant shareholders of the Company, as may be necessary or desirable under the Applicable Requirements. The Committee shall consider the results of any review of these policies and procedures by the Company’s external auditors.

6.	Outside Advisors

The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties as described above, and may seek, retain and terminate accounting, legal, consulting or other expert advice from a source independent of management, at the expense of the Company, with notice to either the Chair of the Board, the Lead Director (if appointed) or the Chief Executive Officer of the Company, as deemed appropriate by the Committee. In furtherance of the foregoing, the Committee shall have the sole authority to retain and terminate, from a source independent of management, any such consultant or advisor to be used to assist in the evaluation of such matters and shall have the sole authority to approve the consultant or advisor’s fees and other retention terms.

7.	No Rights Created

This Charter is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Company. While it should be interpreted in the context of all Applicable Requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

8

8.	Charter Review

The Committee shall review and update this Charter annually and, in conjunction with the review and recommendations of the Corporate Governance and Nominating Committee regarding same, present the updated Charter to the Board for approval.

9

CERTIFICATE OF THE COMPANY

Dated: May 31, 2022

This Prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously offered by the issuer as required by the securities legislation of British Columbia, Alberta and Ontario.

“Timothy Barry”	“Christopher Richards”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of ARRAS MINERALS CORP.

“Brian Edgar”	“Daniel Kunz”
Director	Director

C-1

CERTIFICATE OF THE PROMOTER

Dated: May 31, 2022

This Prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously offered by the issuer as required by the securities legislation of British Columbia, Alberta and Ontario.

SILVER BULL RESOURCES, INC.

By: “Timothy Barry”

Name: Timothy Barry

Title: Chief Executive Officer

C-2